NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

As at May 2, 2024

1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on June 21, 2024 at 10:00 a.m. (Pacific Daylight Time)
1050 - 400 Burrard Street, Vancouver, B.C. V6C 3A6

You are receiving this notice to advise that proxy materials for the above-noted Meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the accompanying Circular and other proxy materials before voting. The Circular and other relevant materials are available at:

www.integraresources.com      OR      www.sedarplus.ca  OR      https://docs.tsxtrust.com/2048

Shareholders may obtain, without any charge to them, a paper copy of the Circular and further information on Notice and Access by contacting the Corporation as follows:

E-mail:	tsxtis@tmx.com
Telephone:	1-866-600-5869

The Corporation has decided to take advantage of the notice-and-access provisions ("Notice and Access") under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the accompanying Circular to its Shareholders for the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Corporation's printing and mailing costs. Under Notice and Access, instead of receiving printed copies of the Circular, Shareholders receive a notice ("Notice and Access Notification") with information on the Meeting date, location and purpose, as well as information on how they may access the Circular electronically or request a paper copy. The Corporation will not use procedures known as "stratification" in relation to the use of the Notice-and-Access provisions.

The Corporation will arrange to mail paper copies of the Circular to those non-registered Shareholders who have existing instructions on their account with their Broker, Nominee or Intermediary to receive paper copies of the Corporation's proxy-related materials and to those registered shareholders who have requested paper copies.

Requests for paper copies of the Circular (and any other related documents) must be received no later than Wednesday, June 12, 2024 in order for Shareholders to receive paper copies of such documents and return their completed proxies by the deadline for submission of 10:00 am (Pacific Daylight Time) on Wednesday, June 19, 2024.

The resolutions to be voted at the meeting are listed below:

1. To receive and consider the audited financial statements of the Corporation for the financial year ended December 31, 2023, together with the report of the auditor thereon.

2. To fix the number of directors at nine (9) for the ensuing year.

3. To elect directors of the Corporation for the ensuing year.

4. To appoint MNP LLP as auditors of the Corporation for the ensuing year and authorize the board of directors to fix the remuneration of the auditors.

5. To consider, and if deemed advisable, to pass an ordinary resolution of disinterested Shareholders to approve the Amended and Restated Equity Incentive Plan, as more fully described in the accompanying Circular.

6. To transact such other business as may properly come before the meeting or any adjournment thereof.

i

If any Shareholder wishes to attend the Meeting in person, please contact the Corporation's Corporate Secretary, Leanne Nakashimada at 604-416-0576 Ext. 107 or leanne@integraresources.com.

Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed proxy. A proxy will not be valid unless it is deposited by mail or by fax at the office of TSX Trust Company, Attention: Proxy Department, 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1 or by fax number:  416-595-9593 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or an adjournment thereof. Only Shareholders of record on May 2, 2024 are entitled to receive notice of and vote at the Meeting.

DATED at Vancouver, British Columbia this 2nd day of May 2024.

Yours sincerely,

"Jason Kosec"

Jason Kosec

President & Chief Executive Officer

ii

MANAGEMENT INFORMATION CIRCULAR

(as at May 2, 2024)

PART 1: VOTING PARTICULARS

MANAGEMENT SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by management of Integra Resources Corp. (the "Corporation" or "Integra") for use at the Annual General Meeting (the "Meeting") of shareholders of the Corporation (the "Shareholders") to be at 1050-400 Burrard Street, Vancouver, B.C. V6C 3A6 on June 21, 2024 at 10:00 a.m. (Pacific Daylight Time) for the purposes set forth in the Notice of Annual General Meeting of Shareholders (the "Notice") accompanying this Circular.

If you are a Non-Registered Shareholder and wish to vote at the Meeting, you must appoint yourself as proxyholder by inserting your own name in the space provided for appointing a proxyholder on the proxy or voting instruction form sent to you and follow all of the applicable instructions, including the deadline, provided by the Intermediary (as defined below).

Proxies may also be solicited personally by directors (the "Directors"), management ("Management") and regular employees of the Corporation. The cost of solicitation of proxies will be borne by the Corporation.

You may opt to receive important shareholder information electronically, including the Meeting Materials (as defined below), by visiting www.investorcentre.com and follow these steps:

  Click on "sign up for e-Delivery"

  Select the Corporation from the drop-down list

  Enter your Holder Account Number (found on your proxy form) and postal code (or last name if you reside outside of Canada)

  Click Submit

The Corporation has used Notice and Access to deliver the Notice, the Proxy (as defined below) and this Circular (collectively, the "Meeting Materials") to Shareholders by posting the Meeting Materials on its website. The Meeting Materials will be available on the Corporation's website on May 17, 2024 and will remain on the website for one full year thereafter. The Meeting Materials will also be available at https://docs.tsxtrust.com/2048 by May 17, 2024 or on SEDAR+ at www.sedarplus.ca as of May 17, 2024. Shareholders may request a paper copy of this Circular be sent to them by contacting the Corporation as set out under "Additional Information" at the end of this Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy (the "Proxy") are officers of the Corporation. A registered Shareholder has the right to appoint a person or company (who need not be a Shareholder) other than the persons named as the proxy of the Shareholder and may exercise this right either by inserting that person's name in the blank space provided in the Proxy and striking out the other names or by completing another proper form of proxy. To be effective, Proxies must be deposited at the office of the Corporation's registrar and transfer agent, TSX Trust Company, Attention: Proxy Department, 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or adjournment thereof.

Proxies given by registered Shareholders for use at the Meeting may be revoked at any time before their use. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by depositing an instrument in writing signed by the registered Shareholder, or by the registered Shareholder's attorney duly authorized in writing, at the registered office of the Corporation, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8 on or before the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting, or any adjournment thereof.

VOTING AND DISCRETION OF PROXIES

The Shares (defined below) represented by the Proxies solicited by management of the Corporation pursuant to this Circular will be voted for, withheld, or against in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. If no directions are given, the Shares will be voted FOR the approval of such matter. The Proxy confers discretionary authority on the persons named therein in respect of amendments or variations to the matters referred to in the Notice and in respect of other matters that may properly come before the Meeting, or any adjournment thereof.

As at the date of this Circular, management knows of no such amendments or variations or other matters that may properly come before the Meeting but, if any such amendments, variations or other matters are properly brought before the Meeting, the persons named in the Proxies will vote thereon in accordance with their best judgment.

NON-REGISTERED HOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are "non-registered" Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as the Canadian Depository for Securities Limited), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as "NOBOs." Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as "OBOs." In accordance with applicable securities laws, the Corporation has elected to send the Notice and Access Notification directly to the NOBOs, and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the Notice and Access Notification to each OBO, unless the OBO has waived the right to receive them.

The Meeting Materials are being made available to both registered Shareholders and Non-Registered Holders. If you are a Non-Registered Holder and the Corporation or its agent has sent the Notice and Access Notification directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. In this event, by choosing to send the Notice and Access Notification to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) making available the Meeting Materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Corporation does not intend to pay for the Intermediary to deliver the Notice and Access Notification or Meeting Materials to OBOs and, as a result, OBOs will not be sent paper copies of such Notice and Access Notification or Meeting Materials unless their Intermediary assumes the costs. Intermediaries will frequently use service companies to forward the Notice and Access Notification and/or Meeting Materials to the Non-Registered Holders. Generally, a Non-Registered Holder who has not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with TSX Trust Company; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholder named in the form and insert the Non-Registered Holder's name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

VOTING SHARES

The record date for the determination of Shareholders entitled to receive notice of and vote at the Meeting has been fixed as May 2, 2024. Except as may be otherwise indicated herein and in the Notice, the affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular.

To the knowledge of the Directors and Management, there are no persons or companies who beneficially own, or control or direct, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all outstanding Shares.

Shares

The authorized capital of the Corporation consists of an unlimited number of common shares (the "Shares") without par value. As at the date of this Circular, 88,458,702 Shares are issued and outstanding. Each Share carries the right to one vote, and all Shares may be voted at the Meeting.

GENERAL INFORMATION

Unless otherwise indicated, all references to "$" in this Circular are to U.S. dollars and all references to "C$" in this Circular are to Canadian dollars.

The following table reflects the low and high rates of exchange for one Canadian dollar, expressed in United States dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada daily exchange rates for 2023, 2022 and 2021.

	Years Ended December 31,
	2023	2022	2021
Low for the period	$0.7207	$0.7217	$0.7727
High for the period	$0.7617	$0.8031	$0.8306
Rate at the end of the period	$0.7561	$0.7383	$0.7888
Average	$0.7410	$0.7692	$0.7980

On May 1, 2024, the Bank of Canada daily average rate of exchange was C$1.00 = US$0.7268 or US$1.00 = C$1.3759.

PART 2: BUSINESS OF THE MEETING

Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2023 and the auditors' report thereon will be placed before the Meeting. The Corporation's audited financial statements and related MD&A for the year ended December 31, 2023 are available on SEDAR+ (www.sedarplus.ca) as well as on the Corporation's website (www.integraresources.com).

Set the Number of Directors

Management of the Corporation proposes that the Shareholders fix the number of Directors of the Corporation at nine (9) for the ensuing year.

Management recommends a vote FOR the fixing of the number of Directors of the Corporation at nine (9) for the ensuing year.  In the absence of instructions to the contrary, the enclosed Proxy will be voted for such resolution.

Election of Directors

Management of the Corporation is supervised by the Board of Directors ("Board of Directors" or "Board") as per the Business Corporations Act (British Columbia) (the "BCBCA"). The members of the Board are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are appointed. You can vote for all of these proposed Directors, vote for some of them and withhold for others, or withhold for all of them.

The following tables set out information about each Director's career profile, their Board committee ("Committee") memberships, meeting attendance during the most recently completed financial year, principal directorships with other reporting issuers and the number of securities they hold, either in the form of Shares, stock options of the Corporation ("Options"), Restricted Share Units of the Corporation ("RSUs") or Deferred Share Units of the Corporation ("DSUs").

Management recommends a vote FOR each of the nominated Directors.  In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nine (9) nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

The Corporation expects all Directors to demonstrate leadership and integrity and to conduct themselves in a manner that reinforces our corporate values of integrity, care and innovation, and our culture of transparency, teamwork and individual accountability.

Above all, the Corporation expects that all Directors will exercise their good judgment in a manner that keeps the interests of Shareholders at the forefront of decisions and deliberations. Each candidate must have a demonstrated track record in several of the skills and experience requirements deemed important for a balanced and effective Board.

George Salamis
Non-Independent Director since February 28, 2018 (1) and Executive Chair since May 4, 2023(2)
Age: 57
Principal Occupation: Executive Chair of the Corporation
British Columbia, Canada
2023 Voting Results: 97.66% FOR / 2.34% Withheld

Mr. Salamis has over 30 years of experience in the mining and resource exploration industry. Mr. Salamis has been involved in over C$1.6 billion of M&A transactions, either through assets sales or his involvement with junior mining companies. Mr. Salamis was most recently Executive Chairman of Integra Gold Corp. which was sold to Eldorado Gold Corporation for C$590 million. Mr. Salamis co-led the efforts behind the 2016 Integra Gold Rush Challenge and the 2017 #DisruptMining initiatives that encouraged innovation and technology disruption in the mining industry.

Mr. Salamis holds a Bachelor of Science Degree in Geology from University of Montreal — École Polytechnique and has had a successful career in mining and exploration. Mr. Salamis has discovered, financed, built, managed or sold more than 5 major mineral deposits around the world. He began his career working for two major mining companies (Placer Dome and Cameco Corp) over a 12-year period before transitioning into mineral exploration and junior mining in 2001. He is also a serving member of the Canadian Army Reserve and a Director of the Canadian Forces Liaison Counsel (the “CFLC”).

Member	2023 Meeting Attendance
Board (Executive Chair)	4 of 4
Technical and Safety Committee	2 of 2

	Shares (3)	Options	DSUs
Securities Held(4)	791,120	389,258	221,817
Ownership Threshold Met as of December 31, 2023: YES

Other Directorships	Exchange	Duration
Newcore Gold Ltd.	TSX-Venture	December 2014 - Present

(1) “Independent” refers to the standards of independence established in NI 58-101.

(2) Mr. Salamis resigned as President and CEO of the Corporation on May 4, 2023 and subsequently assumed the role of Executive Chair.

(3) Includes shares held by SPI Spartan Inc, a company wholly-owned by Mr. Salamis.

(4) Securities held as of date of Circular.

Jason Kosec
Non-Independent Director since May 4, 2023(1) Age: 36 Principal Occupation: President, CEO and Director of the Corporation(2) Nassau, Bahamas 2023 Voting Results: 99.83% FOR / 0.17% Withheld

Mr. Kosec has nearly ten years of experience in all facets of mineral exploration, mine development, investor relations and capital markets. Upon completing his undergraduate degree in Geology at Western University and a Masters in Earth and Energy Resources at Queens University, Jason worked as a Project Geologist at Trelawney Mining and Exploration, which was subsequently sold in 2012 to IAMGOLD for C$608 million. Jason then moved on to work as an Exploration Geologist at a number of IAMGOLD properties and in early 2015 was recruited to join the Barkerville Gold Mines team as Sr. Geologist where he was appointed Chief Mine Geologist in 2016. In late 2017 Jason took on the role of VP Corporate Development, which ultimately led to the sale of Barkerville Gold Mines to Osisko Gold Royalties in 2019 for C$338 million.

Member	2023 Meeting Attendance(2)
Board	3 of 3
Technical and Safety Committee	1 of 1

	Shares (4)	Options	DSUs
Securities Held(3)	627,202	371,462	154,317
Ownership Threshold Met as of December 31, 2023: YES

Other Directorships	Exchange	Duration
Nil

(1) "Independent” refers to the standards of independence established in NI 58-101.

(2) Mr. Kosec joined the Corporation as President, CEO and Director on May 4, 2023.

(3) Securities held as of date of Circular.

(4) Includes shares held by Revy Ltd., a company wholly-owned by Mr. Kosec.

Stephen de Jong
Independent Director since August 17, 2017 (1) and Lead Director since May 4, 2023(2)
Age: 40
Principal Occupation: CEO of VRIFY Technology (Private Company)
British Columbia, Canada
2023 Voting Results: 99.85% FOR / 0.15% Withheld

Mr. de Jong is CEO and Co-Founder of VRIFY, a technology platform on a mission to build a more transparent mining investment ecosystem.  Prior to VRIFY, Mr. de Jong was President and CEO of Integra Gold Corp., a Quebec-focused resource exploration company focused on advancing the Lamaque Gold Project. He led the business from a C$10 million valuation in 2012 to a C$590 million acquisition by Eldorado Gold Corporation in 2017.  The Lamaque Gold Project is now a fully operational mine which produces approximately 200,000 ounces of gold per year and employs more than 400 people from the local community.

Mr. de Jong holds a Bachelor of Commerce degree from Royal Roads University.

Member	2023 Meeting Attendance
Board (Lead Director)	4 of 4
Audit Committee	4 of 4
Compensation Committee	2 of 2
Nomination and Corporate Governance Committee (Chair)	2 of 2

	Shares	Options	DSUs
Securities Held(3)	409,352	96,731	116,813
Ownership Threshold Met as of December 31, 2023: YES

Other Directorships	Exchange	Duration
Sun Peak Metals Corp.	TSX-Venture	January 21, 2019 - Present

(1) “Independent” refers to the standards of independence established in NI 58-101.

(2) Mr. de Jong resigned as Chair of the Board on May 4, 2023 and subsequently assumed the role of Lead Director.

(3) Securities held as of date of Circular.

Timo Jauristo
Independent Director since February 28, 2018 (1) Age: 66 Principal Occupation: Mining professional / Corporate Director New South Wales, Australia 2023 Voting Results: 99.83% FOR / 0.17% Withheld

Mr. Jauristo has over 35 years of experience in the mining and exploration industry. In his time as Executive Vice-President with Goldcorp Inc. from July 2009 to September 2014, and 15 years (until 2005) with Placer Dome in a range of operating and corporate roles, he was involved in or led numerous transactions, buying and selling assets in almost all of the of the world’s major gold producing regions. During and since his time with Goldcorp, he has served as a director for a number of exploration, development and operating companies. Prior to 1997, Timo was involved in exploration and development for various commodities throughout Australia, and in Indonesia, China, Spain, various south-east Asian and African countries. Between 2005 and 2009, he served as CEO of two junior companies (Zincore Metals Inc. and Southwestern Resources Corp.) with assets in Peru and China.

He has a Bachelor of Applied Science in applied Geology from the Queensland University of Technology. He also holds a graduate diploma in finance from the Securities Institute of Australia, and is a MAusIMM.

Member	2023 Meeting Attendance
Board	4 of 4
Compensation Committee (Chair)	2 of 2
Nomination and Corporate Governance Committee	2 of 2
Technical and Safety Committee	2 of 2

	Shares	Options	DSUs
Securities Held(2)	28,000	90,331	128,990
Ownership Threshold Met as of December 31, 2023: YES

Other Directorships	Exchange	Duration
Nil

(1) “Independent” refers to the standards of independence established in NI 58-101.

(2) Securities held as of date of Circular.

Anna Ladd-Kruger
Independent Director since December 13, 2018 (1) Age: 54 Principal Occupation: Corporate Director British Columbia, Canada 2023 Voting Results: 99.81% FOR / 0.19% Withheld

Ms. Ladd-Kruger was the former Chief Financial Officer (CFO) of McEwen Mining Inc. where she was brought in to strengthen the Company’s executive team leading financial and operational turnaround strategies.  She was also key to the McEwen Copper Asset spin out and served as its CFO and director. Ms. Ladd-Kruger also served as the CFO and VP Corporate Development for a number of Canadian publicly listed junior mining companies and began her career working at Vale S.A.'s Thompson and Sudbury Canadian operations before joining Kinross Gold Corporation as their North American Group Controller.

She is a Certified Public Accountant (CPA, CMA), holds the Canadian Institute of Corporate Directors designation (ICD.D), a Masters in Economics from Queen's University and a Bachelor of Commerce from the University of British Columbia.

Member	2023 Meeting Attendance
Board	4 of 4
Audit Committee (Chair)	4 of 2
Technical and Safety Committee	2 of 2
Environment, Social, Governance Committee	2 of 2

	Shares	Options	DSUs
Securities Held(2)	4,800	90,331	113,007
Ownership Threshold Met as of December 31, 2023: YES

Other Directorships	Exchange	Duration
SilverCrest Metals Inc.	TSX, NYSE American	July 11, 2022 - Present
Sherritt International Corporation	TSX	February 8, 2023 - Present
Nevada Copper Corp.	TSX	November 20, 2023 - Present

(1) “Independent” refers to the standards of independence established in NI 58-101.101.

(2) Securities held as of date of Circular.

C.L. “Butch” Otter
Independent Director since September 16, 2019 (1) Age: 82 Principal Occupation: Businessman / Former Governor Idaho, United States 2023 Voting Results: 99.78% FOR / 0.22% Withheld

Former Governor C.L. “Butch” Otter is an American businessman and politician who served as the 32nd Governor of Idaho from 2007 to 2019. He was elected in 2006 and re-elected in 2010 and 2014. Governor Otter served as lieutenant governor for 14 years from 1987 to 2001, and in the United States Congress from the first district of Idaho from 2001 to 2007. When Governor Otter left office in January 2019, he was the longest-serving governor in the United States whose time in office had ran consecutively, at 12 years. Governor Otter’s election win in 2014 was his tenth consecutive victory.

Before devoting his career to full-time politics, Governor Otter spent more than 30 years as a business leader, including 12 years as President of Simplot International.

Member	2023 Meeting Attendance
Board	4 of 4
Technical and Safety Committee	2 of 2
Environment, Social, Governance Committee	2 of 2

	Shares	Options	DSUs
Securities Held(2)	Nil	130,331	107,591
Ownership Threshold Met as of December 31, 2023: YES

Other Directorships	Exchange	Duration
Electra Battery Materials Corporation	TSX-Venture	February 2019 - Present

(1) “Independent” refers to the standards of independence established in NI 58-101.

(2) Securities held as of date of Circular.

Carolyn Clark Loder
Independent Director since February 24, 2021 (1) Age:71 Principal Occupation: Mining professional / Corporate Director Arizona, United States 2023 Voting Results: 99.85% FOR / 0.15% Withheld

Ms. Loder possesses more than 30 years of senior professional experience in the public and private sectors in Mining, Mineral Rights Management, Land Management and Tribal Relations in the United States. She served as President of Sonora Mining Corporation and Vice President of the Sonora Mining Corporation/Jamestown Mine Joint venture between Northgate Exploration and Pathfinder Gold (Cogema). The Jamestown Mine was North America’s largest gold flotation facility. She served two terms as President of the California Mining Association, the first woman President in its hundred-year history. Ms. Loder headed up Minerals Rights and Public Lands for Freeport-McMoRan, the world’s largest publicly traded copper producer and headed up Mineral Rights and Tribal Relations for Lafarge Holcim, the world’s largest cement manufacturer.

Ms. Loder has overseen and managed billions of dollars in surface and mineral rights including more than 1,000 properties in the United States. Properties included owned assets and leases and agreements with the U.S. government, State Trust Lands, local governments, Tribal governments, and individual and corporate owners. Three Secretary of Interior’s appointed her to the federal Bureau of Land Management Resource Advisory Council. She served for nine years on their Council and served as Vice-Chair and Chair of the Council’s Mining Sub-Committee. In 2023, she was the first living woman to be inducted into the United States National Mining Hall of Fame and first woman to be inducted in more than 100 years.

Ms. Loder holds a M.L.S. Degree in Indian Law from the Sandra Day O’Connor School of Law, Arizona State University and a Master’s Degree in Physical Geography with Highest Honors from California State University, Fresno.

Member	2023 Meeting Attendance
Board	4 of 4
Nomination and Corporate Governance Committee	2 of 2
Environment, Social, Governance Committee (Chair)	2 of 2

	Shares	Options	DSUs
Securities Held(2)	Nil	91,331	133,222
Ownership Threshold Met as of December 31, 2023: YES

Other Directorships	Exchange	Duration
K2 Gold Corp.	TSX-Venture	September 28, 2020 - Present

(1) “Independent” refers to the standards of independence established in NI 58-101.

(2) Securities held as of date of Circular.

Sara Heston
Independent Director since May 4, 2023(1) Age: 44 Principal Occupation: Associate Director, Stanford Graduate School of Business California, USA 2023 Voting Results: 99.84% FOR / 0.16% Withheld

Ms. Heston has been the Associate Director, Center for Entrepreneurial Studies at the Stanford Graduate School of Business since 2020. Prior to her role at Stanford, she was the Vice President of Investments for ASA Gold and Precious Metals Limited where she managed a global portfolio of publicly listed, precious metals investments from 2010 - 2019. Ms. Heston has served on numerous corporate boards in the mining sector and is currently a director of Dore Copper Mining. She holds a BA in Economics from Vanderbilt University and an MBA from Columbia University.

Member	2023 Meeting Attendance(2)
Board	3 of 3
Audit Committee	3 of 3
Compensation Committee	1 of 1

	Shares	Options	DSUs
Securities Held(3)	9,200	68,331	63,909
Ownership Threshold Met as of December 31, 2023: NO (Ms. Heston has until May 2028 to comply)

Other Directorships	Exchange	Duration
Dore Copper Mining Corp.	TSX-Venture	May 1, 2019 - Present

(1) “Independent” refers to the standards of independence established in NI 58-101.

(2) Ms. Heston was appointed to the Board on May 4, 2023.
(3) Securities held as of date of Circular.

Eric Tremblay
Independent Director since May 4, 2023(1)
Age: 54
Principal Occupation: Chief Operating Officer of Dalradian Resources Inc. (Private Company)
Quebec and Ontario, Canada
2023 Voting Results: 99.82% FOR / 0.18% Withheld

Mr. Tremblay is a seasoned mining professional with nearly 30 years of mine building and mine operations experience, and is currently the Chief Operating Officer with Dalradian Resources Inc. He previously held the role of General Manager at Canadian Malartic, Canada’s largest open pit gold mine. He was responsible for building the operations team, establishing operating procedures and standards, expanding stakeholder engagement and subsequently managing an internal team of 700 employees and 400 contractors. Mr. Tremblay was also the General Manager at IAMGOLD’s Westwood Project, where he participated in closure of the Doyon Mine and construction of the Westwood Project, completing the permitting, scoping study, feasibility study, surface construction and underground development at Westwood. Mr. Tremblay was also in parallel the General Manager of the internal contractor of IAMGOLD (Iamrock) working on all underground mines and project development. Previous positions include General Manager at Cambior’s Sleeping Giant mine, Underground Superintendent at Mouska Mine, Underground Captain/Project and Engineer/Senior Supervisor over a seven-year period at Cambior and Barrick’s Doyon Mine, where he was involved in mine-planning, construction, development and production. Mr. Tremblay began his career working with mining contractor Ross Finlay Ltd. from miner to project engineer on multiple projects owned by Agnico Eagle, Placer Dome, Barrick, Cambior, etc. Mr. Tremblay is currently on the board of Talisker Resources, Osisko Development and technical advisor for Maritime Resources board. Mr. Tremblay graduated from Laval University with a B.Sc. in mining engineering and mineral processing.

Member	2023 Meeting Attendance(2)
Board	3 of 3
Technical and Safety Committee (Chair)	1 of 1

	Shares	Options	DSUs
Securities Held(3)	16,920	51,771	58,510
Ownership Threshold Met as of December 31, 2023: NO(4) (Mr. Tremblay has until May 2028 to comply)

Other Directorships	Exchange	Duration
Talisker Resources Ltd.	TSX	November 5, 2020 - Present
Osisko Development Corp.	TSX-Venture, NYSE	November 25, 2020 - Present

(1) “Independent” refers to the standards of independence established in NI 58-101.

(2) Mr. Tremblay was appointed to the Board on May 4, 2023.
(3) Securities held as of date of Circular.
(4) Subsequent to December 31, 2023, Mr. Tremblay purchased 11,400 Shares of the Corporation.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of management, no Director is, as at the date of this Circular, or was, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Integra), that was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the Director was acting in the capacity as director, chief executive officer or chief financial officer, or after the Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of management, no Director is, as of the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including Integra) that, while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of management, no Director is, as of the date of this Circular, or has been within the 10 years before the date of this Circular, bankrupt, has made a proposal under any legislation relating to bankruptcy or insolvency, or has become subject to or has instituted any proceedings, arrangement or compromise with creditors, or has had a receiver, receiver manager or trustee appointed to hold the assets of the Director.

To the knowledge of management, no Director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Advance Notice By-Law

The Corporation's advance notice provisions set forth procedures for Shareholders to nominate a person for election as director of the Corporation.  The requirements under the Advance Notice provisions stipulate a deadline by which Shareholders must notify the Corporation of their intention to nominate directors and also sets out information that Shareholders must provide regarding each director nominee and the nominating Shareholders in order for the advance notice requirement to be met.  These requirements are intended to provide all Shareholders with the opportunity to evaluate and review the proposed candidates and vote on an informed and timely manner regarding said nominees.  The Corporation's advance notice provisions can be found in the Corporation's articles available on SEDAR+ at www.sedarplus.ca.

As of the date of this Circular, the Corporation has not received any nominations via the advance notice mechanism.

Appointment of Auditors

The auditors of the Corporation, MNP LLP, Chartered Accountants (the "Auditors"), were appointed effective March 2, 2016.

Management recommends that Shareholders approve the appointment of MNP LLP as Auditors.

Management recommends a vote FOR the appointment of MNP LLP as Auditors of the Corporation.  In the absence of instructions to the contrary, the enclosed Proxy will be voted for the appointment of MNP LLP as Auditors of the Corporation for the ensuing year and the authorization of the Board to fix their remuneration.

Ordinary Resolution to Approve the Amended and Restated Equity Incentive Plan

The Corporation's existing equity incentive plan was last approved by Shareholders on June 30, 2023. The Board approved an amended and restated equity incentive plan (the "Amended Plan") on May 2, 2024.  The Amended Plan increases the number of RSUs reserved for issuance from 1,200,000 RSUs to 4,000,000 RSUs and the number of DSUs reserved for issuance from 1,200,000 DSUs to 3,000,000 DSUs. The Exchange has conditionally approved the Amended Plan subject to disinterested Shareholder approval at the Meeting.  The Corporation is seeking approval of the Amended Plan from disinterested Shareholders.  If, at the Meeting, the Corporation does not obtain disinterested Shareholder approval of the Amended Plan, the Corporation's existing equity incentive plan will continue to remain in place.

The purpose of the Amended Plan is to secure for the Corporation and the Shareholders the benefits inherent in share ownership by the Directors and employees of the Corporation and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success.  It is generally recognized that equity incentive plans such as the Amended Plan: (a) aid in retaining and encouraging individuals of exceptional ability because of the opportunity offered to them to acquire a proprietary interest in the Corporation; and (b) promote greater alignment of interests between such persons and Shareholders.  All outstanding Options, RSUs and DSUs granted under the Corporation's existing equity incentive plan will be governed by the terms of the Amended Plan.

The Amended Plan:

(a) is a "rolling" plan, pursuant to which the aggregate number of Shares to be issued under the Amended Plan, together with any other securities-based compensation arrangements of the Corporation, shall not exceed 10% of the Corporation's issued and outstanding Shares from time to time;

(b) provides for the awards of Options, RSUs and DSUs (collectively the "Awards"); and

(c) provides for a purchase program for eligible employees of the Corporation (the "Purchase Program") to purchase Shares ("Program Shares").

The Amended Plan provides for the grant to eligible Directors, employees (including officers) and consultants of Options, RSUs and DSUs that automatically convert, or are redeemable, into Shares. The Amended Plan also includes a Purchase Program for eligible employees to purchase Program Shares.

The aggregate number of Shares that may be subject to issuance under the Amended Plan, together with any other securities-based compensation arrangements of the Corporation, shall not exceed 10% of the Corporation's issued and outstanding share capital from time to time.

The aggregate maximum number of Shares available for issuance from treasury underlying RSUs and DSUs under the Amended Plan, subject to adjustment under the Amended Plan, is 7,000,000 Shares (4,000,000 for RSUs and 3,000,000 for DSUs).  Any Shares subject to a RSU or DSU which has been granted under the Amended Plan and which has been cancelled or terminated in accordance with the terms of the Amended Plan will again be available under the Amended Plan.

Options

The Amended Plan authorizes the Board, on the recommendation of the Compensation Committee, to grant Options to eligible employees, eligible consultants and eligible directors (each, a "Participant"). The number of Shares, the exercise price per Share, the vesting period and any other terms and conditions of Options granted pursuant to the Amended Plan, from time to time are determined by the Board, on the recommendation of the Compensation Committee, at the time of the grant, subject to the defined parameters of the Amended Plan. The date of grant for the Options, unless otherwise determined by the Board, shall be the date the Compensation Committee approved the grant for recommendation to the Board, or for grants not approved for recommendation by the Compensation Committee, the date such grant was approved by the Board. Each Option grant shall be evidenced by an Option grant letter.

The exercise price of any Option cannot be less than the Market Price (as defined by the policies of the Exchange) on the date of grant.

Options are exercisable for a period of five years from the date the Option is granted or such greater or lesser period as determined by the Board. In the event of death of an optionee, any Option held by the optionee at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the optionee's rights under the Option shall pass by the optionee's will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Compensation Committee, all such Options shall be exercisable only to the extent that the optionee was entitled to exercise the Option at the date of his or her death and only for twelve months after the date of death or prior to the expiration of the exercise period in respect thereof, whichever is sooner. If an optionee ceases to be employed by the Corporation for cause, no Option held by such optionee will, unless otherwise determined by the Board, on the recommendation of the Compensation Committee, be exercisable following the date on which the optionee ceases to be so engaged.

Vesting of Options is determined by the Board. Failing a specific vesting determination by the Board, Options shall vest as follows: (a) for an eligible employee, annually over a thirty-six month period, with one-third of the Options vesting on the date which is twelve months after grant and an additional one-third each twelve months thereafter; and (b) for an eligible director, annually over a twenty-four month period, with one-third of the Options vesting on the date of grant, and an additional one-third each twelve months thereafter. Options granted to any Investor Relations Service Provider must vest in stages over a period of no less than twelve months, in accordance with the vesting restrictions set out by the policies of the Exchange.

Subject to the rules and policies of the Exchange, and except with respect to incentive stock options (the "ISOs") within the meaning of Section 422 of the United States Revenue Code of 1986 (as amended) (the "U.S. Code") rewarded to U.S. taxpayers and Options held by Investor Relations Service Providers (as defined in the policies of the Exchange), optionees have a net exercise right with respect to Options under the Amended Plan. Subject to the rules and policies of the Exchange and the provisions of the Plan, optionees also have a cashless exercise right with respect to Options under the Amended Plan. Notwithstanding the above, the maximum number of Shares issuable on the exercise of Options that are designated as ISOs, subject to adjustment under the Amended Plan, is 3,000,000 Shares. Those Options designated as ISOs are subject to special requirements set out in the Amended Plan and consistent with the U.S. Code.

RSUs

The Amended Plan authorizes the Board to grant RSUs, in its sole and absolute discretion, to a Participant.  Investor Service Providers are not eligible to receive RSUs. Each RSU provides the recipient with the right to receive Shares as a discretionary payment in consideration of past services or as an incentive for future services, subject to the Amended Plan and with such additional provisions and restrictions as the Board may determine.  Each RSU grant shall be evidenced by a restricted share right grant letter which shall be subject to the terms of the Amended Plan and any other terms and conditions which the Board, on recommendation of the Compensation Committee, deem appropriate.

Concurrent with the granting of the RSU, the Board shall determine, on recommendation from the Compensation Committee, the period of time during which the RSU is not vested and the holder of such RSU remains ineligible to receive Shares. Such period of time may be reduced from time to time for any reason as determined by the Board. However, no RSU may vest before the date that is one year following the date the RSU is granted. In addition, RSUs may be subject to performance conditions during such period of time.

The aggregate maximum number of Shares underlying RSUs and DSUs under the Amended Plan that may be issued to any one Participant: (i) at the time of grant shall not exceed 1% of the Corporation's issued and outstanding Shares; and (ii) within a 12-month period shall not exceed 2% of the Corporation's issued and outstanding Shares.

In the event the Participant retires or is terminated during the vesting period, any RSU held by the Participant shall be terminated immediately provided however that the Board shall have the absolute discretion to accelerate the vesting date. In the event of death or total disability the vesting period shall accelerate and the Shares underlying the RSUs shall be issued.

Except to the extent prohibited by the Exchange, on vesting of the RSUs the Corporation shall redeem the RSUs in accordance with the Participant's election by:

(a) issuing to the Participant one Share for each RSU redeemed provided the Participant makes payment to the Corporation of an amount equal to the tax obligation required to be remitted by the Corporation to the taxation authorities as a result of the redemption of the RSUs;

(b) subject to the discretion of the Corporation, paying in cash to, or for the benefit of, the Participant, the value of any RSUs being redeemed, less any applicable tax obligation; or

(c) a combination of any of the Shares or cash in (a) or (b) above.

DSUs

The Amended Plan authorizes the Board to grant DSUs, in its sole and absolute discretion, to a Participant. Investor Service Providers are not eligible to receive DSUs. Each DSU grant shall be evidenced by a deferred share right grant letter which shall be subject to the terms of the Amended Plan and any other terms and conditions which the Board, on recommendation of the Compensation Committee, deem appropriate.

Concurrent with the granting of the DSU, the Board shall determine, on recommendation from the Compensation Committee, the period of time during which the DSU is not vested. No DSU may vest before the date that is one year following the date the DSU is granted.

Participants may elect, subject to the approval of the Compensation Committee and limitations on the number of DSUs issuable pursuant to the Amended Plan, to receive DSUs for up to 100% of a Participant's base compensation.  All DSUs granted with respect to base compensation will be credited to the Participant's account when such base compensation is payable.

The aggregate maximum number of Shares underlying RSUs and DSUs under the Amended Plan that may be issued to any one Participant: (i) at the time of grant shall not exceed 1% of the Corporation's issued and outstanding Shares; and (ii) within a 12-month period shall not exceed 2% of the Corporation's issued and outstanding Shares.

In the event the Participant retires or is terminated during the vesting period, any DSU held by the Participant shall be terminated immediately provided however that the Board shall have the absolute discretion to accelerate the vesting date. In the event of death or total disability of the Participant, the legal representative of the Participant shall provide a redemption notice to the Corporation.

Each Participant shall be entitled to redeem vested DSUs during the period commencing on the business day immediately following the Participant's retirement or termination and ending on the 90th day following such date by providing a written notice to the Corporation.

Except to the extent prohibited by the Exchange, upon redemption the Corporation shall redeem DSUs in accordance with the election made in the written notice to the Corporation by:

(a) issuing that number of Shares issued from treasury equal to the number of DSUs in the Participant's account, subject to any applicable deductions and withholdings;

(b) paying in cash to, or for the benefit of, the Participant, the Market Price (as defined in the polices of the Exchange) of any DSUs being redeemed on the retirement or termination date, less any applicable tax obligation; or

(c) a combination of any of the Shares or cash in (a) or (b) above.

Purchase Program

The Amended Plan provides for a Purchase Program pursuant to which eligible employees ("Program Participants") may purchase Program Shares.

An eligible employee may enter the Purchase Program by providing written notice to the Corporation of its intention to enroll in the Purchase Program. In the written notice, the Program Participant shall specify his or her contribution amount. Unless a Program Participant authorizes changes to his or her payroll deductions or withdraws from the Purchase Program, his or her deductions under the latest authorization on file with the Corporation shall continue from one payroll period to the succeeding payroll period as long as the Purchase Program remains in effect. A Program Participant may contribute, on a per pay period basis, between one percent (1%) to five percent (5%) of a Program Participant's compensation on each payday.

The Corporation may appoint a program agent to administer the Purchase Program on behalf of the Corporation (a "Program Agent") and the Program Participants, pursuant to an agreement between the Corporation and the Program Agent which may be terminated by the Corporation or the Program Agent in accordance with its terms. Program Shares purchased under the Purchase Program shall be purchased on the open market by the Program Agent.

Subject to the Corporation's blackout policy and applicable laws, each Program Participant may sell at any time all or any portion of the Program Shares acquired under the Purchase Program and held by the Program Agent by notifying the Program Agent who will execute the sale on behalf of the Program Participant, provided that the Program Participant shall have held such Program Shares for a minimum period of 12 months.

During the first payroll period after a Program Participant has delivered his or her payroll deduction authorization or participation notice, the Corporation, at its sole option, may record its obligation to make a contribution, up to 100% of the Program Shares purchased under the Purchase Program by the Program Agent on behalf of the Program Participant (an "Employer Contribution"), to the Program Participant's account in accordance with the terms of the Purchase Program. Program Shares purchased with Employer Contributions will be designated as "Employer Shares" and the number of Employer Shares to be issued to a Program Participant and credited to the Program Participant's account under the Purchase Program shall be at the option of the Board and based on the market price for the Program Shares on the last trading day of the applicable month, however the issuance of such Employer Shares will be deferred by the Corporation for a period of 12 months following the last trading day of such month. The Corporation will purchase such Employer Shares at market.

Provisions applicable to all grant of Awards

The aggregate number of Shares that may be issued and issuable together with any other securities-based compensation arrangements of the Corporation, as applicable,

(a) to any one Participant, within any one-year period, shall not exceed 5% of the Corporation's outstanding issue from time to time;

(b) to any one consultant (who is not otherwise an eligible director), within a one-year period shall not exceed 2% of the Corporation's outstanding issue from time to time;

(c) to Investor Relations Service Providers (as a group), within a one-year period shall not exceed 2% of the Corporation's outstanding issue, provided however, that such persons shall only be granted Options under an Award and in no event such persons be eligible to receive RSUs or DSUs;

(d) to insiders (as a group) shall not exceed 10% of the Corporation's outstanding issue from time to time;

(e)  to insiders (as a group) within a one-year period shall not exceed 10% of the Corporation's outstanding issue; and

(f) to any one insider and his or her associates within any one-year period shall not exceed 5% of the Corporation's outstanding issue from time to time.

In no event will the number of Shares that may be issued to any individual (when combined with all of the Corporation's other security-based compensation arrangements, as applicable) exceed 5% of the Corporation's outstanding issue from time to time.

The Board has approved the Amended Plan. The formal adoption of the Amended Plan is subject to disinterested Shareholder approval at the Meeting and final Exchange approval.  The Corporation estimates that a total of 2,602,671 Shares held by the Corporation's Directors, officers, employees and advisors will be excluded from voting on the Amended Plan resolution.

The full text of the Amended Plan is attached as Schedule "A" hereto.

Disinterested Shareholders will be asked at the Meeting to pass an ordinary resolution, the text of which will be substantially the form as follows:

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

(1) The Amended Plan (as defined and described in the Corporation's management information circular dated May 2, 2024), pursuant to which, (i) eligible employees of the Corporation may purchase common shares in the Corporation; and (ii) directors may, from time to time, authorize the issuance of options, restricted share units and deferred share units to certain directors, officers, employees and consultants of the Corporation and its subsidiaries to a maximum of 10% of the issued and outstanding common shares of the Corporation at the time of grant and to a maximum of 4,000,000 restricted share units and 3,000,000 deferred share units, be and is hereby authorized and approved, subject to stock exchange approval; and

(2) Any one or more directors or officers of the Corporation be and are hereby authorized, for and on behalf of the Corporation, to execute and deliver all other documents and instruments and do all such acts or things, and making all necessary filings with applicable regulatory bodies and stock exchanges, as such directors or officers may determine to be necessary or desirable to carry out the foregoing resolutions."

Accordingly, the Board of Directors and Management are recommending that disinterested Shareholders vote FOR the approval of the Amended Plan.  Disinterested Shareholder proxies received in favour of management will be voted for the approval of a resolution of disinterested Shareholders regarding the approval of the Amended Plan, unless a Shareholder has specified in the enclosed Proxy that such Shares are to be voted against such disinterested Shareholder resolution.

PART 3: DIRECTOR COMPENSATION

Oversight and Description of Director Compensation

As part of its mandate, the Compensation Committee is responsible for annually reviewing and recommending to the Board a compensation package for its members. In considering the Directors' compensation packages, the Compensation Committee takes into consideration the relative responsibilities of Directors in serving on the Board and the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

In 2023, the monthly fee payable to Mr. de Jong as Chair was C$10,000. Mr. de Jong resigned as Chair and was appointed as Lead Director on May 4, 2023.  The fee payable to non-executive Directors, including the Lead Director, was C$3,000 per month. Mr. Otter, Ms. Loder and Ms. Heston's fee was $3,000 per month.  The Directors also have the choice to receive a portion or all of their retainer in DSUs in lieu of cash. In 2023, Mr. de Jong opted to receive 20% of his retainer in DSUs, Mr. Awram elected to receive 100% of his retainer in DSUs, Mr. Jauristo opted to receive 50% of his retainer in DSUs, Ms. Ladd-Kruger elected to receive 50% of her annual retainer in DSUs, Mr. Otter elected to receive 20% of his retainer in DSUs, and Ms. Loder elected to receive 50% of her retainer in DSUs. The Corporation does not currently pay an additional "per meeting" fee. George Salamis and Jason Kosec, who were also Named Executive Officers in 2023, were not entitled to receive any additional compensation for acting as a Director.

In 2021, the Corporation implemented annual retainers for the chairs of the Board Committees. In 2023, the chair of the Audit Committee received an annual fee of C$10,000, the chair of the Compensation Committee received an annual fee of C$7,500, and the chairs of the Nomination and Corporate Governance Committee, Technical and Safety Committee and Environment, Social, Governance Committee received an annual fee of $5,000.

As described below (see "Compensation Process"), the Corporation engaged Lane Caputo in 2023 to review the Corporation's compensation strategy for executives and non-executive Directors. Lane Caputo recommended increases to the annual fees payable to non-executive directors and increases to annual retainers for chairs of the Audit and Compensation Committees. As of January 1, 2024, the annual fee payable to non-executive Directors will be C$45,000. Mr. Otter, Ms. Loder and Ms. Heston's annual fee will be $45,000. In 2024, the Audit Committee chair annual fee will be increased to C$15,000 and the Compensation Committee chair annual fee will be increased to C$10,000.

Directors are also eligible to participate in the Amended Plan, which is designed to give each independent Director an interest in preserving and maximizing shareholder value in the long term. Option and DSU grants are determined on an annual basis, based on the Corporation's overall performance. Option vesting periods for Directors are as follows: 1/3 upon grant of Options; 1/3 after 12 months; and 1/3 after 24 months.  DSUs vest 12 months after the date of grant and are settled in cash or Shares when the individual ceases to be a Director of the Corporation.

There are no other arrangements under which the Directors who are not Named Executive Officers were compensated by the Corporation or its subsidiaries during the most recently completed financial year end for their services in their capacity as Directors.

Summary Compensation Table

The following table provides a summary of compensation paid, directly or indirectly, for each of the two most recently completed financial years to the Directors, not including Directors who are also Named Executive Officers:

Name and position	Year	Fees earned ($)	Share-Based Awards ($)	Option- Based Awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Stephen de Jong(5),	2023	38,986(3)(21)	63,789(13)(15)(16)(17)(19)	13,409(18)	Nil	Nil	Nil	116,184
Lead Director	2022	53,160(2)(4)(20)	45,303(7) to (11)	7,966(12)	Nil	Nil	Nil	106,429
David Awram(5),	2023	Nil(3)	10,342(13)(14)	Nil	Nil	Nil	Nil	10,325
Director	2022	Nil(2)	58,235(7) to (11)	7,966(12)	Nil	Nil	Nil	66,201
Timo Jauristo,	2023	15,647(3)(21)	70,476(13)(15)(16)(17)(19)	13,409(18)	Nil	Nil	Nil	99,532
Director	2022	8,029(2)(20)	51,865(7) to (11)	7,966(12)	Nil	Nil	Nil	67,860
Anna Ladd-Kruger,	2023	16,547(3)(21)	71,410(13)(15)(16)(17)(19)	13,409(18)	Nil	Nil	Nil	101,366
Director	2022	33,963(20)	27,047(11)	7,966(12)	Nil	Nil	Nil	68,976
C.L. "Butch" Otter,	2023	28,800(3)(6)	61,418(13)(15)(16)(17)(19)	13,409(18)	Nil	Nil	Nil	103,627
Director	2022	28,800(2)(6)	34,245(7) to (11)	7,966(12)	Nil	Nil	Nil	71,011
Carolyn Clark Loder	2023	20,500(3)	74,717(13)(15)(16)(17)(19)	13,409(18)	Nil	Nil	Nil	108,626
Director	2022	Nil(2)	68,045(7) to (11)	7,966(12)	Nil	Nil	Nil	76,011
Sara Heston(5),	2023	24,000	54,219(17)	13,409(18)	Nil	Nil	Nil	91,628
Director	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Eric Tremblay(5),	2023	19,513(21)	54,219(17)	13,409(18)	Nil	Nil	Nil	87,141
Director	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) This table does not include any amount paid as reimbursement for expenses.

(2) Pursuant to the Amended Plan, in 2022 Mr. de Jong elected to receive 20% of his annual retainer in DSUs, Mr. Awram elected to receive 100% of his annual retainer in DSUs, Mr. Jauristo elected to receive 75% of his annual retainer in DSUs, Mr. Otter elected to receive 20% of his annual retainer in DSUs and Ms. Loder elected to receive 100% of her annual retainer in DSUs granted quarterly.

(3) Pursuant to the Amended Plan, in 2023 Mr. de Jong elected to receive 20% of his annual retainer in DSUs, Mr. Awram elected to receive 100% of his annual retainer in DSUs, Mr. Jauristo elected to receive 50% of his annual retainer in DSUs, Ms. Ladd-Kruger elected to receive 50% of her annual retainer in DSUs, Mr. Otter elected to receive 20% of his annual retainer in DSUs and Ms. Loder elected to receive 50% of her annual retainer in DSUs granted quarterly. Fees earned disclosed only include the cash position. Value of the DSUs have been included with Share-Based Awards.

(4) In an effort to conserve cash, Mr. de Jong agreed to reduce the cash portion of his director's fees to nil for May, June and July 2022.

(5) On May 4, 2023, Mr. Awram resigned as a Director and Ms. Heston and Mr. Tremblay were appointed as Directors of the Board. Concurrently, Mr. de Jong resigned as Chair of the Board and was appointed Lead Director.

(6) This amount was paid to a private company controlled by Mr. Otter for his services as Director.

(7) On March 31, 2022, the Corporation granted Mr. de Jong, Mr. Awram, Mr. Jauristo, Mr. Otter and Ms. Loder each 1,333, 2,278, 1,812, 500 and 2,846 DSUs respectively in lieu of Q1 2022 directors' fees. Each DSU has been valued at C$4.50 which was the Corporation's closing Share price on the date of grant. The value of the DSUs have been converted to U.S. dollars from Canadian dollars using the March 31, 2022 exchange rate of $1.00 to C$1.2496. The number of DSUs and closing share price on date of grant have been adjusted for the a 2.5 to 1 consolidation of the Corporation's Shares in May 2023 (the "Consolidation").

(8) On August 15, 2022, the Corporation granted Mr. de Jong, Mr. Awram, Mr. Jauristo, Mr. Otter and Ms. Loder each 2,790, 4,767, 3,794, 1,080 and 6,154 DSUs respectively in lieu of Q2 2022 directors' fees. Each DSU has been valued at C$2.15 which was the Corporation's closing Share price on the date of grant. The value of the DSUs have been converted to U.S. dollars from Canadian dollars using the August 15, 2022 exchange rate of $1.00 to C$1.2908. The number of DSUs and closing share price on date of grant have been adjusted for the Consolidation.

(9) On September 30, 2022, the Corporation granted Mr. de Jong, Mr. Awram, Mr. Jauristo, Mr. Otter and Ms. Loder each 3,200, 5,466, 4,350, 1,316 and 7,493 DSUs respectively in lieu of Q3 2022 directors' fees. Each DSU has been valued at C$1.88 which was the Corporation's closing Share price on the date of grant. The value of the DSUs have been converted to U.S. dollars from Canadian dollars using the September 29, 2022 exchange rate of $1.00 to C$1.3707. The number of DSUs and closing share price on date of grant have been adjusted for the Consolidation.

(10) On December 30, 2022, the Corporation granted Mr. de Jong, Mr. Awram, Mr. Jauristo, Mr. Otter and Ms. Loder each 2,823, 4,823, 3,838, 1,147 and 6,533 DSUs respectively in lieu of Q4 2022 directors' fees. Each DSU has been valued at C$2.13 which was the Corporation's closing Share price on the date of grant. The value of the DSUs have been converted to U.S. dollars from Canadian dollars using the December 30, 2022 exchange rate of $1.00 to C$1.3544. The number of DSUs and closing share price on date of grant have been adjusted for the Consolidation.

(11) On January 10, 2023, the Corporation granted Mr. de Jong, Mr. Awram, Mr. Jauristo, Ms. Ladd-Kruger, Mr. Otter and Ms. Loder each 16,500 DSUs as part of the 2022 annual incentive award grant. Each DSU has been valued at C$2.20 which was the Corporation's closing Share price on the date of grant. The value of the DSUs have been converted to U.S. dollars from Canadian dollars using the January 10, 2023 exchange rate of $1.00 to C$1.3421. The number of DSUs and closing share price on date of grant have been adjusted for the Consolidation.

(12) On January 10, 2023, the Corporation granted 11,000 Options each to Mr. de Jong, Mr. Awram, Mr. Jauristo, Ms. Ladd-Kruger, Mr. Otter and Ms. Loder as part of the 2022 annual incentive award grant at an exercise price of C$2.18 which was the previous closing price pursuant to the Amended Plan. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 3.5 year expected life; 58.01% volatility; 3.35% risk free interest rate; and a 0% dividend rate. The value of the Options have been converted to U.S. dollars from Canadian dollars using the January 10, 2023 exchange rate of $1.00 to C$1.3421. Each Option entitles the holder to one Share upon exercise or release. The Options vest as follows: 1/3 on date of grant, 1/3 after 12 months; and 1/3 after 24 months. The number of Options and exercise price have been adjusted for the Consolidation.

(13) On March 31, 2023, the Company granted Mr. de Jong, Mr. Awram, Mr. Jauristo, Ms. Ladd-Kruger, Mr. Otter and Ms. Loder each 3333, 5,694, 3,021, 3,194, 1,353 and 3,853 DSUs respectively in lieu of Q1 2023 directors' fees. Each DSU has been valued at C$1.80 which was the Company's closing Share price on the date of grant. The value of the DSUs have been converted to U.S. dollars from Canadian dollars using the March 31, 2023 exchange rate of $1.00 to C$1.3533. The number of DSUs and closing share price on date of grant have been adjusted for the Consolidation.

(14) On May 3, 2024, the Company granted Mr. Awram 2,111 DSUs in lieu of directors' fees for April 1 to May 3, 2023. Each DSU has been valued at C$1.78 which was the Company's closing Share price on the date of grant. The value of the DSUs have been converted to U.S. dollars from Canadian dollars using the May 3, 2023 exchange rate of $1.00 to C$1.3616. The number of DSUs and closing share price on date of grant have been adjust for the Consolidation.

(15) On June 30, 2023, the Company granted Mr. de Jong, Mr. Jauristo, Ms. Ladd-Kruger, Mr. Otter and Ms. Loder each 2,392, 3,724, 3,938, 1,632, and 4,647 DSUs respectively in lieu of Q2 2023 directors' fees. Each DSU has been valued at C$1.46 which was the Company's closing Share price on the date of grant. The value of the DSUs have been converted to U.S. dollars from Canadian dollars using the June 30, 2023 exchange rate of $1.00 to C$1.3240.

(16) On September 29, 2023, the Company granted Mr. de Jong, Mr. Jauristo, Ms. Ladd-Kruger, Mr. Otter and Ms. Loder each 1,182, 4,943, 5,227, 2,212, and 6,299 DSUs respectively in lieu of Q3 2023 directors' fees. Each DSU has been valued at C$1.10 which was the Company's closing Share price on the date of grant. The value of the DSUs have been converted to U.S. dollars from Canadian dollars using the September 29, 2023 exchange rate of $1.00 to C$1.3520.

(17) On December 20, 2023, the Company granted Mr. de Jong, Mr. Jauristo, Ms. Ladd-Kruger, Mr. Otter, Ms. Loder, Ms. Heston, and Mr. Tremblay each 52,000 DSUs as part of the 2023 annual incentive award grant. Each DSU has been valued at C$1.39 which was the Company's closing Share price on the date of grant. The value of the DSUs have been converted to U.S. dollars from Canadian dollars using the December 20, 2023 exchange rate of $1.00 to C$1.3331.

(18) On December 20, 2023, the Company granted 31,531 Options each to Mr. de Jong, Mr. Jauristo, Ms. Ladd-Kruger, Mr. Otter, Ms. Loder, Ms. Heston and Mr. Tremblay as part of the 2023 annual incentive award grant at an exercise price of C$1.39 which was the previous closing price pursuant to the Amended Plan. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 3.5 year expected life; 51.79% volatility; 3.27% risk free interest rate; and a 0% dividend rate. The value of the Options have been converted to U.S. dollars from Canadian dollars using the December 20, 2023 exchange rate of $1.00 to C$1.3331. Each Option entitles the holder to one Share upon exercise or release. The Options vest as follows: 1/3 on date of grant, 1/3 after 12 months; and 1/3 after 24 months.

(19) On December 29, 2023, the Company granted Mr. de Jong, Mr. Jauristo, Ms. Ladd-Kruger, Mr. Otter and Ms. Loder each 1,474, 3,911, 4,136, 1,712 and 4,876 DSUs respectively in lieu of Q4 2023 directors' fees. Each DSU has been valued at C$1.39 which was the Company's closing Share price on the date of grant. The value of the DSUs have been converted to U.S. dollars from Canadian dollars using the December 29, 2023 exchange rate of $1.00 to C$1.3226.

(20) Mr. de Jong, Mr. Jauristo and Ms. Ladd-Kruger's fees are paid in Canadian dollars and have been converted to U.S. dollars from Canadian dollars using the December 30, 2022 exchange rate of $1.00 to C$1.3544.

(21) Mr. de Jong, Mr. Jauristo, Ms. Ladd-Kruger, and Mr. Tremblay's fees are paid in Canadian dollars and have been converted to U.S. dollars from Canadian dollars using the December 29, 2023 exchange rate of $1.00 to C$1.3226.

Outstanding Share Awards and Option Awards Table

The following provides a summary of equity incentive plan awards outstanding for each Director, not including Directors who are also Named Executive Officers, as of December 31, 2023:

Outstanding Share-Based and Option-Based Awards
	Share-Based Awards			Option-Based Awards
Name and position	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested(1) ($)	Market or payout value of vested share-based awards not paid out or distributed(1) ($)	Number of Common Shares underlying unexercised Options (#)	Option exercise price(8) ($)	Option expiration date	Value of unexercised in-the-money Options(2) ($)
Stephen de Jong(5),	76,881(9)	80,725		31,531	1.04	20-Dec-28	315
Lead Director				11,000(7)	1.63(7)	10-Jan-28	Nil
				8,800(7)	5.10(7)	16-Dec-26	Nil
	33,422(10)		35,093	7,000(7)	9.26(7)	15-Dec-25	Nil
				38,400(6)(7)	5.46(6)(7)	17-Dec-24	Nil
Timo Jauristo,	84,099(9)	88,304		31,531	1.04	20-Dec-28	315
Director				11,000(7)	1.63(7)	10-Jan-28	Nil
				8,800(7)	5.10(7)	16-Dec-26	Nil
	37,730(10)		39,617	7,000(7)	9.26(7)	15-Dec-25	Nil
				32,000(6)(7)	5.46(6)(7)	17-Dec-24	Nil
Anna Ladd-Kruger,	84,995(9)	89,245		31,531	1.04	20-Dec-28	315
Director				11,000(7)	1.63(7)	10-Jan-28	Nil
				8,800(7)	5.10(7)	16-Dec-26	Nil
	20,200(10)		21,210	7,000(7)	9.26(7)	15-Dec-25	Nil
				32,000(6)(7)	5.46(6)(7)	17-Dec-24	Nil
C.L. "Butch" Otter,	75,409(9)	79,179		31,531	1.04	20-Dec-28	315
Director				11,000(7)	1.63(7)	10-Jan-28	Nil
				8,800(7)	5.10(7)	16-Dec-26	Nil
				7,000(7)	9.26(7)	15-Dec-25	Nil
	24,243(10)		25,455	32,000(6)(7)	5.46(6)(7)	17-Dec-24	Nil
				40,000(6)(7)	6.18(6)(7)	16-Sep-24	Nil
Carolyn Clark Loder,	88,175(9)	92,584		31,531	1.04	20-Dec-28	315
Director				11,000(7)	1.63(7)	10-Jan-28	Nil
	36,226(10)		38,037	8,800(7)	5.10(7)	16-Dec-26	Nil
				40,000(7)	8.45(7)	24-Feb-26	Nil

Outstanding Share-Based and Option-Based Awards
	Share-Based Awards			Option-Based Awards
Name and position	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested(1) ($)	Market or payout value of vested share-based awards not paid out or distributed(1) ($)	Number of Common Shares underlying unexercised Options (#)	Option exercise price(8) ($)	Option expiration date	Value of unexercised in-the-money Options(2) ($)
Sara Heston(4),	52,000(9)	54,600		31,531	1.04	20-Dec-28	315
Director				13,800(7)	4.16(7)	05-Apr-27	Nil
	Nil(10)		Nil	13,800(7)	5.29(7)	05-Jan-27	Nil
				9,200(7)	4.00(7)	28-May-26	Nil
Eric Tremblay(4),	52,000(9)	54,600		31,531	1.04	20-Dec-28	315
Director	Nil(10)		Nil	11,040(7)	5.29(7)	05-Jan-27	Nil
				9,200(7)	4.00(7)	28-May-26	Nil

Notes:

(1) The value of DSUs is based on the closing price of the Shares on December 29, 2023 of $1.05 (C$1.39). The closing share price has been converted to U.S. dollars from Canadian dollars using the December 29, 2023 exchange rate of $1.00 to C$1.3226.

(2) The value of Options is based on the difference between the closing price of Shares on December 29, 2023 of $1.05 (C$1.39) and the exercise price of the Options. The closing price of the Shares has been converted to U.S. dollars from Canadian dollars using the December 29, 2023 exchange rate of $1.00 to C$1.3226.

(3) Mr. Awram resigned as a Director on May 4, 2023 and therefore was no longer a Director as of December 31, 2023.

(4) Ms. Heston and Mr. Tremblay were appointed to the Board on May 4, 2023.

(5) Mr. de Jong resigned as Chair of the Board on May 4, 2023 and subsequently assumed the role of Lead Director.

(6) Number of Options and exercise price have been adjusted to reflect a 2.5 to 1 consolidation of the Corporation's Shares in July 2020.

(7) Number of Options and exercise price have been adjusted to reflect a 2.5 to 1 consolidation of the Corporation's Shares in May 2023.

(8) Option exercise prices have been converted to U.S. dollars from Canadian dollars using the December 29, 2023 exchange rate of $1.00 to C$1.3226.

(9) This number represents the total number of unvested DSUs outstanding pursuant to the Amended Plan.

(10) This number represents the total number of vested DSUs outstanding pursuant to the Amended Plan.

None of the Directors exercised any compensation securities during the most recently completed financial year of the Corporation. In 2023, Mr. de Jong, Mr. Awram, Mr. Jauristo and Mr. Ladd-Kruger had 24,000, 20,000, 60,000 and 40,000 Options, respectively, expire unexercised.

Incentive Plan Awards - Value Vested or Earned During the Year

The following provides a summary of the value of all incentive plan awards that vested for each Director, not including Directors who are also Named Executive Officers, during the year ended December 31, 2023:

Incentive Plan Awards - Value Vested or Earned During the Year
Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Stephen de Jong	Nil	9,723	N/A
David Awram(3)	Nil	16,612	N/A
Timo Jauristo	Nil	13,219	N/A
Anna Ladd-Kruger	Nil	Nil	N/A
C.L. "Butch" Otter	Nil	3,862	N/A
Carolyn Clark Loder	Nil	21,997	N/A
Sara Heston(3)	Nil	Nil	N/A
Eric Tremblay(3)	Nil	Nil	N/A

Notes:

(1) This is aggregate dollar value that would have been realized if the Options vested during the year had been exercised on their respective vesting dates. This is calculated by multiplying the number of Options that vested during the year by the difference between the closing price of the Shares on the date of vesting and the exercise price of the Options. The value of Options has been converted to U.S. dollars from Canadian dollars using the exchange rate on the date of vesting.

(2) This is aggregate dollar value that would have been realized if the DSUs vested during the year had been paid out or distributed on their respective vesting dates. This is calculated by multiplying the number of DSUs that vested during the year by the closing price of the Shares on the date of vesting. The value of DSUs has been converted to U.S. dollars from Canadian dollars using the exchange rate on the date of vesting.

(3) On May 4, 2023, Mr. Awram resigned from the Board and Ms. Heston and Mr. Tremblay were appointed to the Board.

PART 4: NAMED EXECUTIVE OFFICER COMPENSATION

The following information is presented in accordance with Form 51-102F6 - Statement of Executive Compensation.

Under Form 51-102F6 - Statement of Executive Compensation, "Named Executive Officers" or "NEOs" are the CEO, CFO and the three most highly compensated executive officers, other than the CEO and CFO, whose total compensation was, individually, more than C$150,000 for the financial year ended December 31, 2023.

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Corporation's executive compensation philosophy, objectives and processes and to discuss compensation decisions relating to the Corporation's CEO, CFO and its NEOs.

During the financial year ended December 31, 2023, the Corporation had five NEOs: George Salamis, Executive Chair; Jason Kosec, President, Chief Executive Officer ("CEO") and Director; Andrée St-Germain, Chief Financial Officer ("CFO"); Timothy Arnold, Chief Operating Officer ("COO"); and Joshua Serfass, Executive Vice President, Investor Relations ("EVP IR").

Oversight of NEO Compensation

The Compensation Committee is responsible for the Corporation's compensation strategy, policies and practices. The Compensation Committee has the responsibility to review and make recommendations concerning the compensation of the Named Executive Officers. The Compensation Committee also has the responsibility to make recommendations concerning annual bonuses and grants to eligible persons under the Corporation's existing equity incentive plan.

The Board is responsible for reviewing the compensation of members of senior management to ensure that they are competitive within the industry and that the form of compensation aligns the interests of each such individual with those of the Corporation.

At the beginning of 2023, the Compensation Committee was comprised of Timo Jauristo (Chair), Stephen de Jong and David Awram. As of May 4, 2023, the Compensation Committee is comprised of Timo Jauristo (Chair), Stephen de Jong and Sara Heston. All of the members of the Compensation Committee are independent within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101").

See also "Statement of Corporate Governance - Compensation Committee" below.

Principles and Objectives of Executive Compensation

The Compensation Committee believes in linking an individual's compensation to his or her performance and contribution as well as to the performance of the Corporation as a whole. The primary components of the Corporation's executive compensation are base salary, cash bonus (short-term incentive) and Option/RSUs based awards (long-term incentive). The Board believes that the mix between base salary and incentives must be reviewed and tailored to each executive based on their role within the organization as well as their own personal circumstances. The overall goal is to successfully link compensation to the interests of Shareholders. The following principles form the basis of the Corporation's executive compensation program:

(a) align interest of executives and Shareholders;

(b) attract and motivate executives who are instrumental to the success of the Corporation and the enhancement of Shareholder value;

(c) provide incentive to executives to continuously improve operations and execute on corporate strategy;

(d) pay for performance; and

(e) ensure compensation methods have the effect of retaining those executives whose performance has enhanced the Corporation's long-term value.

Neither the Directors nor the Named Executive Officers are permitted to purchase financial instruments (which, for greater certainty, include prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted by the Corporation to such individuals as compensation or held, directly or indirectly, by the Director or Named Executive Officer.

The Compensation Committee believes that the objective of Named Executive Officers compensation practices should be to align the Total Direct Compensation (as hereinafter defined) with that of similar sized companies. Total Direct Compensation is the total of base salary (or consulting fees), annual incentive bonus and the Black-Scholes value of long-term incentive compensation.

Compensation Process

The Compensation Committee reviews the NEOs Total Direct Compensation at the end of each year and compares it with Total Direct Compensation of comparable publicly traded Canadian companies to ensure that the Total Direct Compensation of the Corporation's NEOs is in-line with the industry.

The Compensation Committee's recommendations regarding Director and NEO compensation are presented to the Board for its consideration and approval.

In 2023, the Compensation Committee engaged Lane Caputo Compensation Inc. ("Lane Caputo"), an independent third party, to review the Corporation's compensation strategy for executives and non-executive Directors. Lane Caputo benchmarked the Corporation's compensation strategy against a group of peer companies reflecting the Corporation's current size and stage of development. Based on their review, Lane Caputo found that the Corporation's Total Direct Compensation to NEOs was positioned at the 25th percentile or lower in comparison to peers. Lane Caputo recommended an increase to NEO salaries, however, given current market conditions the Compensation Committee opted not to increase NEO salaries for 2024. The Compensation Committee and the Board reviewed the rest of the findings and recommendations of Lane Caputo and approved the adoption of most other recommendations.

The Corporation's peer group was selected by Lane Caputo based on market capitalization, stage of development, jurisdiction and geographical similarity of operations. Comparative data for the Corporation's peer group was compiled by Lane Caputo and reviewed and approved by the Compensation Committee. The peer group selected by Lane Caputo will be reviewed on an annual basis by the Compensation Committee to ensure that it remains relevant to the Corporation and includes the following:

Ascot Resources Ltd.	First Mining Gold Corp.	Probe Gold Inc.
Augusta Gold Corp.	Liberty Gold Corp.	Revival Gold Inc.
Bunker Hill Mining Corp.	Marathon Gold Corp.	Skeena Resources Ltd.
Discovery Silver Corp.	Perpetua Resources Corp.	Treasury Metals Inc.
Fireweed Metals Corp.	O3 Mining Inc.	Troilus Gold Corp.

Executive Compensation-Related Fees

In 2022 and 2023, the Corporation paid Lane Caputo aggregate fees of C$5,000 and C$32,500, respectively, for services related to determining compensation for the Corporation's Directors and NEOs.

All Other Fees

Other than Lane Caputo, no other third party was engaged to provide compensation-related services to the Corporation during the two most recently completed financial years.

Components of the Compensation Program

Set forth below is a table that describes the elements of NEO compensation:

Elements	Description	Objectives
Base Salary	Base salary is determined through an analysis of a comparator group for similar positions. It reflects the capability of the executive as demonstrated over an extended period of time.	Attraction, retention and motivation; and annual salary adjustments as appropriate.
Annual Cash Bonus - Short Term Incentives

Annual cash incentive bonus is a portion of variable compensation that is designed to reward executives on an annual basis for achievement of corporate and business objectives, relative to corporate and individual performance.

Pay for performance; align with business strategy; and attraction, retention and motivation.
Options & RSUs - Long-Term Incentives

Equity compensation is a portion of variable compensation that is designed to align executive and Shareholder interests, focus executives on long-term value creation, and also support the retention of key executives.

Align to Shareholder interests; pay for performance; and attraction, retention and motivation.
Benefits	Executives who are employees participate in standard corporate medical, extended health and dental insurance	Attraction and retention.

Base Salary

Base salaries (or consulting fees) of the Corporation's NEOs are based on an assessment of factors such as current competitive market conditions, compensation levels within the comparator group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

Base salaries are reviewed at the end of each calendar year. The CEO recommends base salary adjustments to the  Compensation Committee for the Named Executive Officers, other than himself and the Executive Chair. The Compensation Committee determines the base salary adjustment for the Executive Chair and CEO taking into consideration the performances of the Executive Chair and CEO, market conditions and the Corporation's ability to pay.

Short-Term Incentives

The short-term incentive program is a variable element of compensation and consists of an annual cash bonus. Annual bonuses may be awarded at the sole discretion of the Board, based on recommendations of the Compensation Committee, for individual achievements, contributions or efforts that the Compensation Committee has determined can reasonably be expected to have a positive impact on Shareholder value.

Achieving predetermined individual and/or corporate targets and objectives, as well as general performance in day-to-day corporate activities, will trigger the award of a bonus payment to the NEOs. The NEOs will receive a partial or full incentive payment depending on the number of the predetermined targets met and the Board's assessment of overall performance. The determination as to whether a target has been met is ultimately made by the Board. The Board reserves the right to make positive or negative adjustments to any bonus payment if they consider them to be appropriate.

The following table sets out the target and maximum bonus amounts as a percentage of annual salary:

NEO	Position	Target Bonus (Percentage of Annual Salary)	Maximum Bonus (Percentage of Annual Salary)
George Salamis	Executive Chair	50%	100%
Jason Kosec	President & CEO	50%	100%
Andrée St-Germain	CFO	30%	70%
Timothy Arnold	COO	30%	50%
Joshua Serfass	EVP IR	30%	50%

The following table sets out performance weighting between corporate objectives and individual objectives:

NEO	Position	Corporate Objectives	Individual Objectives
George Salamis	Executive Chair	75%	25%
Jason Kosec	President & CEO	75%	25%
Andrée St-Germain	CFO	75%	25%
Timothy Arnold	COO	75%	25%
Joshua Serfass	EVP IR	75%	25%

As part of its duties and responsibilities and in conjunction with year-end assessment, the Compensation Committee reviewed each NEOs 2023 individual objectives and the Corporation's 2023 corporate objectives. The Compensation Committee met with the Executive Chair, CEO and CFO for discussion and consideration of each element contained in the 2023 individual and corporate objectives. All objectives were subsequently approved by the Board.

The Compensation Committee and Board considered multiple factors when selecting the NEOs' individual objectives and the Corporation's corporate objectives, including, among other factors, the following: stage of the Corporation, exploration/development priorities for 2023 and 2024, risks and opportunities, state of the markets and market expectations, trends in corporate governance, industry best practices and the Corporation's values.

The following lists the Corporation's 2023 corporate objectives as approved and reviewed / re-assessed by the Board and considered by the Compensation Committee and Board in assessing the 2023 performance of the NEOs:

  Capital Markets / Finance (weight 30%):  - Partially Achieved
    Successfully finance the Corporation - achieved;
    Share performance in-line or superior to peers - not achieved;
    Execution on Corporate G&A budget and site budgets - achieved;
    Successful merger and integration of Millennial Precious Metals Corp. - achieved.

  Development / Exploration (weight 30%): - Partially Achieved
    Successful completion of mineral resource estimate for the DeLamar Project and preliminary economic assessment ("PEA") for the Nevada North Project - achieved;
    Better definition of all technical aspects of the DeLamar and Nevada North Projects - achieved;
    Submit preliminary mine plan of operations for the DeLamar Project in H2 2023 and submission of the exploration plan of operation in Nevada - achieved;
    Complete exploration drilling at the Wildcat deposit - delayed to 2024 to preserve cash.

  Environmental, Social, Governance ("ESG") (weight 30%): - Achieved
    Application of industry-leading health and safety standards - achieved;
    Continue stakeholder engagement, with continued engagement towards Tribal Nations and other key stakeholders - achieved;
    Embrace Corporation's ESG goals and values and advance ESG initiatives at all levels of the organization - achieved;
    Provide support to Culture Committee - achieved;
    Further improve Sustainability Report disclosure - achieved.

  Risk Management (weight 10%): - Achieved
    Monitor Corporation's risks landscape and take measures to pro-actively mitigate those risks - achieved.

The Compensation Committee assessed the Corporation's performance against the objectives stated above and determined that the Corporation had achieved all of its 2023 development / exploration, ESG and risk management objectives. In 2023, the Corporation's Share price underperformed its peers. As a result, the Compensation Committee ascribed a score of 15% to the capital markets / finance category instead of the maximum available score of 30%.

Category	Weight	Score
Capital Markets / Finance	30%	15%
Development / Exploration	30%	30%
ESG	30%	30%
Risk Management	10%	10%
Total	100%	85%

Based on the Compensation Committee's assessment, the Board recognized that 85% of corporate objectives were met.  The NEO's 2023 performance cash bonuses were adjusted accordingly and paid in March 2024 following approval by the Board, at its full discretion, based on the recommendation of the Compensation Committee.

Long-Term Incentives

Long-term incentives are performance-based grants of Options and/or RSUs.  The awards are intended to align executive interests with those of Shareholders by tying compensation to Share performance and to assist in retention through vesting provisions.  The Board implemented a formal annual equity incentive grant in 2018.

The Options and RSUs granted to NEOs vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months.

Grants of Options and RSUs are based on:

(a) the executive's performance;

(b) the executive's level of responsibility within the Corporation;

(c) the number and exercise price of Options previously issued to the executive; and

(d) the overall aggregate total compensation package provided to the executive.

Management makes recommendations to the Compensation Committee and the Board concerning the long-term incentives based on the above criteria. Options and RSUs are granted on an annual basis in connection with the review of executives' compensation packages. Options and RSUs may also be granted, at the discretion of the Board, throughout the year, as special recognition for extraordinary performance. The Board is responsible for setting or amending the Corporation's equity incentive plan under which Options and RSUs are granted.  The Board will consider previous grants of Options and RSUs and the overall number of awards that are outstanding relative to the number of outstanding Shares in determining whether to make any new grants and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the NEO.

Compensation Risk Considerations

In making its compensation recommendations to the Board, the Compensation Committee takes a balanced approach by using both short-term and long-term incentives which are based on both individual and corporate objectives and performance as discussed in detail above. The Corporation's compensation strategy identifies maximum amounts which restrict the payout of short-term incentives, and the Amended Plan provides a maximum number of Shares which may be made subject to awards. This strategy achieves the objectives of aligning the interests of NEOs and Shareholders and attracting, motivating, and retaining NEOs who are instrumental to the Corporation's success while limiting excessive risk taking. The Compensation Committee reviewed the Corporation's compensation strategy and found it to be in-line with peers.

The Corporation prohibits Directors and NEOs from purchasing financial instruments (which, for greater certainty, include prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted by the Corporation to such individuals as compensation or held, directly or indirectly, by the Director or NEO. To the best of the Corporation's knowledge, no Director or NEO of the Corporation has purchased such financial instruments.

The Board has adopted a Compensation Recovery Policy (defined below) which allows the Corporation to recover performance-based compensation if an NEO has engaged in certain activities as described in the section below.

Based on its review of the Corporation's compensation policies and practices, the Compensation Committee has not identified any risks that are reasonably likely to have a material adverse effect on the Corporation. The Compensation Committee will continue to review its compensation strategy, policies and practices on an annual basis to ensure that risk related to compensation of the Corporation's NEOs is mitigated.

Compensation Recovery Policy

In 2021, the Board adopted a compensation recovery policy. In 2023, the Board adopted an amended compensation recovery policy (the "Recovery Policy"). The Recovery Policy provides for the recovery of erroneously awarded incentive compensation in the event that the Corporation is required to prepare an accounting restatement due to material noncompliance of the Corporation with any financial reporting requirements under the federal securities laws and/or in the event of detrimental conduct by a "Covered Individual" (as defined in the Recovery Policy).

The Recovery Policy shall be administered by the independent members of the Board. Any determinations made by the independent members of the Board shall be final and binding on all individuals covered by the Recovery Policy.

The Recovery Policy is triggered:

 a) if the Corporation is required to prepare an accounting restatement of its financial statements due to the Corporation's material noncompliance with any financial reporting requirements under the federal securities laws (including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period); or

 b) in the event a Covered Individual of the Corporation has engaged in detrimental conduct including, (i) deliberate and continued failure substantially to perform their duties and responsibilities, which failure has had an adverse effect on the Corporation; (ii) knowing and willful violation of any law, government regulation, the Corporation Code of Business Conduct and Ethics or Corporation policy; (iii) act of fraud or dishonesty resulting, or intended to result in, their personal enrichment at the expense of the Corporation; (iv) gross misconduct in performance of their duties that results in economic harm to the Corporation.

The Recovery Policy applies to incentive-based compensation, defined as any compensation that is granted, earned or vested based in whole or in part on the attainment of a financial reporting measure. Such compensation includes all annual incentives and long-term incentives based on the Corporation's performance, whether paid in cash or in equity, where the award or size of the award was contingent on such performance.

Performance Graph

The following graph compares the percentage change in cumulative total shareholder return for C$100 invested in the Corporation's Shares against the cumulative total return of the S&P/TSX Venture Composite Index for the five-year period beginning January 1, 2019.

The amounts in the graph above and chart below are as of January 1, 2019 and December 31 in each of the years 2019, 2020, 2021, 2022 and 2023.

	January 1, 2019	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023
Integra Resources Corp.	100.00	142.86	238.10	129.52	40.48	26.48
S&P/TSX Venture Composite Index	100.00	103.65	157.10	168.55	102.35	99.23

The mining sector suffered significant declines in 2019. During the same period financial markets for mining in general, and mineral exploration and development in particular, were relatively weak. 2020 was a much stronger year for prices of gold and silver and for mining equities, mostly fueled by the uncertainty created by the COVID-19 pandemic. Despite gold price being at an all-time high, financial markets for gold and silver mining have softened since and remain volatile. As a result, the share price performance trend shown above does not necessarily correlate with the trend in the Corporation's compensation to executive officers during the same period. To ensure that the Corporation's compensation is aligned with its peers, the Compensation Committee annually reviews the Corporation's compensation strategy for executive officers as described above.

Summary Compensation Table

All NEOs received a salary (or consulting fee) increase of 6% in 2023 to adjust for the increased cost of living. Salaries (or consulting fees) were not increased in 2024. NEOs base salaries (or consulting fees) continue to be in the lower quartile of the Company's peer group. Per Lane Caputo's review, the NEOs Total Direct Compensation also continues to be in the lower quartile of the Company's peer group.

The following table provides a summary of compensation paid, directly or indirectly, for each of the three most recently completed financial years to the Named Executive Officers:

TABLE OF COMPENSATION (1)
Name and position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
George Salamis,	2023	276,541(2)(20)	160,490(16)	87,709(17)	245,430(2)(10)(20)	Nil	Nil	Nil	768,170
Executive Chair(4)	2022	238,840(2)(6)(19)	61,471(14)	18,104(15)	206,994(2)(8)(19)	Nil	Nil	Nil	525,409
	2021	264,237(2)(18)	156,079(12)	39,192(13)	234,511(2)(7)(18)	Nil	Nil	Nil	694,019
Jason Kosec,	2023	145,833(3)	160,490(16)	85,709(17)(21)	221,875(3)(10)	Nil	Nil	Nil	613,970
President, CEO & Director(4)	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Andrée St-Germain,	2023	175,344(20)	104,562(16)	55,841(17)	108,814(10)(20)	Nil	Nil	Nil	444,561
CFO	2022	151,275(6)(19)	30,735(14)	9,052(15)	65,552(8)(19)	Nil	Nil	Nil	256,614
	2021	167,361(18)	78,039(12)	19,596(13)	74,266(7)(18)	Nil	Nil	Nil	339,262
Timothy Arnold,	2023	263,515	Nil	Nil	117,190(9)	Nil	Nil	381,280(11)	761,985
COO	2022	233,571(6)	30,735(14)	9,052(15)	101,214(8)	Nil	Nil	Nil	374,572
	2021	241,885	78,039(12)	19,596(13)	107,337(7)	Nil	Nil	Nil	446,857
Joshua Serfass,	2023	168,683	Nil	107,600(17)	72,745(10)	Nil	Nil	Nil	349,028
EVP IR(5)	2022	149,189(6)	30,735(14)	9,052(15)	64,649(8)	Nil	Nil	Nil	253,625
	2021	154,500	78,039(12)	19,596(13)	68,559(7)	Nil	Nil	Nil	320,694

Notes:

(1) This table does not include any amount paid as reimbursement for expenses.

(2) This amount was paid to a private company controlled by Mr. Salamis for his services as President & CEO up until May 4, 2023 and for his services as Executive Chair since May 4, 2023.

(3) This amount was paid to a private company controlled by Mr. Kosec for this services as President & CEO.

(4) On May 4, 2023, Mr. Salamis resigned as President & CEO and was appointed Executive Chair and Mr. Kosec was appointed President & CEO.

(5) On May 4, 2023, Mr. Serfass was appointed Executive Vice President, Investor Relations ("EVP IR") of the Corporation.

(6) In an effort to conserve cash, Mr. Salamis, Ms. St-Germain, Mr. Arnold and Mr. Serfass reduced their salaries by 25% for the months of May, June and July, 2022.

(7) Cash bonus earned for 2021 performance was paid in the first quarter of 2022.

(8) Cash bonus earned for 2022 performance was paid in the second quarter of 2023.

(9) Cash bonus earned for 2023 performance was paid in December 2023.

(10) Cash bonus earned for 2023 performance was paid in March 2024.

(11) Mr. Arnold retired as COO as of December 31, 2023. This amount represents severance paid to Mr. Arnold which was paid in 2024.

(12) On December 16, 2021, the Corporation granted Mr. Salamis 30,000 RSUs, Ms. St-Germain 37,500 RSUs, Mr. Arnold 15,000 RSUs and Mr. Serfass 15,000 RSUs. Each RSU has been valued at C$6.65 which was the Corporation's closing Share price on the date of grant. The value of the RSUs have been converted to U.S. dollars from Canadian dollars using the December 16, 2021 exchange rate of $1.00 to C$1.2782. Each RSU entitles the holder to one Share upon vesting. The RSUs vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months. The number of DSUs and Share price at date of grant have been adjusted for the Consolidation.

(13) On December 16, 2021, the Corporation granted Mr. Salamis 20,000 Options, Ms. St-Germain 10,000 Options, Mr. Arnold 10,000 Options and Mr. Serfass 10,000 Options at an exercise price of C$6.53 which was the previous closing price pursuant to the Amended Plan. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 3.5 year expected life; 51.73% volatility; 1.12% risk free interest rate; and a 0% dividend rate. The value of the Options have been converted to U.S. dollars from Canadian dollars using the December 16, 2021 exchange rate of $1.00 to C$1.2782. Each Option entitles the holder to one Share upon exercise or release. The Options vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months. The number of Options and exercise price have been adjusted for the Consolidation.

(14) On January 10, 2023, the Corporation granted Mr. Salamis 37,500 RSUs, Ms. St-Germain 46,875 RSUs, Mr. Arnold 18,750 RSUs and Mr. Serfass 18,750 RSUs. Each RSU has been valued at C$2.20 which was the Corporation's closing Share price on the date of grant. The value of the RSUs have been converted to U.S. dollars from Canadian dollars using the January 10, 2023 exchange rate of $1.00 to C$1.3544. Each RSU entitles the holder to one Share upon vesting. The RSUs vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months. The number of DSUs and Share price at date of grant have been adjusted for the Consolidation.

(15) On January 10, 2023, the Corporation granted Mr. Salamis 25,000 Options, Ms. St-Germain 12,500 Options, Mr. Arnold 12,500 Options and Mr. Serfass 12,500 Options at an exercise price of C$2.18 which was the previous closing price pursuant to the Amended Plan. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 3.5 year expected life; 58.01% volatility; 3.35% risk free interest rate; and a 0% dividend rate. The value of the Options have been converted to U.S. dollars from Canadian dollars using the January 10, 2023 exchange rate of $1.00 to C$1.3544. Each Option entitles the holder to one Share upon exercise or release. The Options vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months. The number of Options and exercise price have been adjusted for the Consolidation.

(16) On December 20, 2023, the Company granted Mr. Salamis 154,317 RSUs, Mr. Kosec 154,317 RSUs and Ms. St-Germain 100,540 RSUs. Each RSU has been valued at C$1.39 which was the Company's closing Share price on the date of grant. The value of the RSUs have been converted to U.S. dollars from Canadian dollars using the December 20, 2023 exchange rate of $1.00 to C$1.3331. Each RSU entitles the holder to one Share upon vesting. The RSUs vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months.

(17) On December 20, 2023, the Company granted Mr. Salamis 201,538 Options, Mr. Kosec 201,538 Options, Ms. St-Germain 131,305 Options, and Mr. Serfass 253,013 Options at an exercise price of C$1.39 which was the previous closing price pursuant to the Amended Plan. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 3.5 year expected life; 51.79% volatility; 3.27% risk free interest rate; and a 0% dividend rate. The value of the Options have been converted to U.S. dollars from Canadian dollars using the December 20, 2023 exchange rate of $1.00 to C$1.3331. The Options vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months.

(18) Mr. Salamis and Ms. St-Germain's salary and bonus are paid in Canadian dollars and have been converted to U.S. dollars from Canadian dollars using the December 31, 2021 exchange rate of $1.00 to US$1.2678.

(19) Mr. Salamis and Ms. St-Germain's salary and bonus are paid in Canadian dollars and have been converted to U.S. dollars from Canadian dollars using the December 30, 2022 exchange rate of $1.00 to C$1.3544.

(20) Mr. Salamis and Ms. St-Germain's salary and bonus are paid in Canadian dollars and have been converted to U.S. dollars from Canadian dollars using the December 29, 2023 exchange rate of $1.00 to C$1.3226.

(21) This amount does not include replacement Options granted to Mr. Kosec pursuant to the Arrangement Agreement.

Outstanding Share Awards and Option Awards Table

The following provides a summary of equity incentive plan awards outstanding for each NEO as of December 31, 2023:

Outstanding Share-Based and Option-Based Awards
	Share-Based Awards			Option-Based Awards
Name and position	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested(1) ($)	Market or payout value of vested share-based awards not paid out or distributed(1) ($)	Number of Common Shares underlying unexercised Options (#)	Option exercise price(6) ($)	Option expiration date	Value of unexercised in-the-money Options(2) ($)
George Salamis(7),	201,817	211,908		201,538	1.04	20-Dec-28	2,015
Executive Chair				25,000(4)	1.63(4)	10-Jan-28	Nil
				20,000(4)	5.10(4)	16-Dec-26	Nil
	20,000(5)		21,000	22,400(4)	9.26(4)	15-Dec-25	Nil
				120,320(3)(4)	5.46(3)(4)	17-Dec-24	Nil
Jason Kosec(7),	154,317	162,033	Nil	201,538	1.04	20-Dec-28	2,015
President, CEO & Director				36,800(4)	5.29(4)	05-Jan-27	Nil
				133,124(4)	4.00(4)	28-May-26	Nil
Andrée St-Germain,	124,290	130,505	Nil	131,305	1.04	20-Dec-28	1,313
CFO				12,500(4)	1.63(4)	10-Jan-28	Nil
				10,000(4)	5.10(4)	16-Dec-26	Nil
				11,200(4)	9.26(4)	15-Dec-25	Nil
				35,840(3)(4)	5.46(3)(4)	17-Dec-24	Nil
Timothy Arnold(9),	Nil	Nil	Nil	12,500(4)	1.63(4)	10-Jan-28	Nil
COO				10,000(4)	5.10(4)	16-Dec-26	Nil
				11,200(4)	9.26(4)	15-Dec-25	Nil
				55,840(3)(4)	5.46(3)(4)	17-Dec-24	Nil
Joshua Serfass(8),	23,750	24,938	Nil	253,013	1.04	20-Dec-28	2,530
EVP IR				12,500(4)	1.63(4)	10-Jan-28	Nil
				10,000(4)	5.10(4)	16-Dec-26	Nil
				11,200(4)	9.26(4)	15-Dec-25	Nil
				25,600(3)(4)	5.46(3)(4)	17-Dec-24	Nil

Notes:

(1) The value of RSUs is based on the closing price of the Shares on December 29, 2023 of $1.05 (C$1.39). The closing price of the Shares has been converted to U.S. dollars from Canadian dollars using the December 29, 2023 exchange rate of $1.00 to C$1.3226.

(2) The value of Options is based on the difference between the closing price of Shares on December 29, 2023 of $1.05 (C$1.39) and the exercise price of the Options. The closing price of the Shares has been converted to U.S. dollars from Canadian dollars using the December 29, 2023 exchange rate of $1.00 to C$1.3226.

(3) Number of Options and exercise price have been adjusted to reflect a 2.5 to 1 consolidation of the Corporation's Shares in July 2020.

(4) Number of Options and exercise price have been adjusted to reflect a 2.5 to 1 consolidation of the Corporation's Shares in May 2023.

(5) Mr. Salamis elected to defer 10,000 RSUs that vested on December 16, 2022 to a deferred payment date of December 31, 2024, and 10,000 RSUs that vested on December 16, 2023 to a deferred payment date of December 31, 2024.

(6) Option exercise prices have been converted to U.S. dollars from Canadian dollars using the December 29, 2023 exchange rate of $1.00 to C$1.3544.

(7) Mr. Salamis resigned as President & CEO of the Corporation on May 4, 2023 and was subsequently appointed Executive Chair and Mr. Kosec was appointed President & CEO.

(8) On May 4, 2023, Mr. Serfass was appointed EVP IR of the Corporation.

(9) Mr. Arnold retired on December 31, 2023 at which time 5,000 RSUs were exercised and the remaining 18,750 RSUs that had been granted on January 10, 2023 were terminated. In accordance with the Amended and Restated Equity Incentive Plan of the Company, Mr. Arnold still held stock options as of December 31, 2023.

No Named Executive Officer exercised Options during the most recently completed financial year. In 2023, Mr. Salamis, Ms. St-Germain and Mr. Serfass had 81,600, 32,800, and 47,200 Options, respectively, expire unexercised. In 2023, Mr. Salamis, Ms. St-Germain, Mr. Arnold and Mr. Serfass exercised 22,400, 8,734, 13,734 and 8,734 RSUs, respectively. In accordance with the Amended Plan, Mr. Salamis elected to defer an additional 10,000 RSUs that vested in 2023.

Incentive Plan Awards - Value Vested or Earned During the Year

The following provides a summary the value of all incentive plan awards that vested for each NEO during the year ended December 31, 2023:

Incentive Plan Awards - Value Vested or Earned During the Year
Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
George Salamis(3)	Nil	17,104	N/A
Jason Kosec(3)	Nil	Nil	N/A
Andrée St-Germain	Nil	8,552	N/A
Timothy Arnold	Nil	13,807	N/A
Joshua Serfass	Nil	8,552	N/A

Notes:

(1) This is aggregate dollar value that would have been realized if the Options vested during the year had been exercised on their respective vesting dates. This is calculated by multiplying the number of Options that vested during the year by the difference between the closing price of the Shares on the date of vesting and the exercise price of the Options. The value of Options has been converted to U.S. dollars from Canadian dollars using the exchange rate on the date of vesting.

(2) The aggregate dollar value of RSUs vested in the year is calculated by multiplying the number of RSUs vested during the year by the closing price of the Shares on the date of vesting. The value of RSUs vested has been converted to U.S. dollars from Canadian dollars using the exchange rate on the date of vesting.

(3) On May 4, 2023, Mr. Salamis resigned as President & CEO and was appointed Executive Chair and Mr. Kosec was appointed President & CEO.

Financial Assistance and Loans

We do not provide financial assistance to directors, officers or employees to help them purchase Shares or exercise Options granted under the Corporation's equity incentive plan.

Pension Plan Benefits

There are no pension plan benefits in place for the Named Executive Officers or the Directors.

Material Terms of NEO Agreements

The following are the material terms of the Corporation's NEO agreements for the most recently completed financial year.

George Salamis, Executive Chair

In May 2023, Mr. Salamis was retained in the capacity of Executive Chair pursuant to a consulting agreement dated effective May 4, 2023. Pursuant to the agreement, Mr. Salamis will receive a monthly fee of C$30,479.42 (C$365,753 per year), plus applicable GST. The agreement further provides for the following payments from the Corporation if there is termination with notice:

(a) fees owed to Mr. Salamis;

(b) lump sum cash payment equal to 24-months' of fees;

(c) benefits shall be maintained (other than disability coverage) through the severance period of 24 months; and

(d) lump sum cash payment equal to the bonus he would have earned through the notice period of 24 months based on the bonus received in the year prior to termination.

If Mr. Salamis resigns or is terminated within 12 months after a change of control, he will be entitled to receive a lump sum cash payment from the Corporation equal to two years of his fees and an additional amount equal to two times the previous year's annual bonus, and any Options and other equity incentives that may be granted from time to time, including RSUs, previously granted but not yet vested will be deemed to vest and all Options held will remain exercisable in accordance with the Amended Plan.

During the term of the consulting agreement and for 12 months following termination of the agreement for any reason, Mr. Salamis may not, whether either individually or in partnership of jointly or in conjunction with anyone else, directly or indirectly, offer to hire or entice away or in any other manner persuade or attempt to persuade any officer, employee, or agent of the Corporation or its related and affiliated entities to terminate their relationships with the Corporation or its related or affiliated entities, as the case may be. Furthermore, except in the normal and proper course of the provision of the services in the agreement, Mr. Salamis will:

(a) keep in strictest confidence and trust the confidential information; and

(b) not use for his own account or disclose to anyone else, during or after the termination of the agreement with the Corporation, any confidential information or material relating to the Corporation's operations or business which Mr. Salamis obtains from the Corporation or any related or affiliated entity or its officers or employees, agents, suppliers or clients or otherwise by virtue of Mr. Salamis' relationship with the Corporation or any related or affiliated entity.

Jason Kosec, CEO

In May 2023, Mr. Kosec was retained in the capacity of CEO pursuant to a consulting agreement dated effective May 4, 2023. Pursuant to the agreement, Mr. Kosec will receive a monthly fee of $20,833 ($250,000 per year). The agreement further provides for the following payments (the "Integra Severance Payment") from the Corporation if there is termination with notice:

(a) fees owed to Mr. Kosec;

(b) lump sum cash payment equal to 24-months' of fees;

(c) benefits shall be maintained (other than disability coverage) through the severance period of 24 months; and

(d) lump sum cash payment equal to the bonus he would have earned through the notice period of 24 months based on the bonus received in the year prior to termination.

In the event there is a termination by the Corporation without cause or termination by Mr. Kosec for good reason within twelve (12) months of the date of the consulting agreement, Mr. Kosec shall be entitled to a lump sum payment of C$1,549,990 (the "Millennial Change of Control Payment"). The Millennial Change of Control Payment represents the payment that would be owing to Mr. Kosec under a consulting agreement with Millennial Precious Metals Corp. in connection with termination following change of control.

If Mr. Kosec resigns or is terminated within 12 months after a change of control, he will be entitled to receive a lump sum cash payment from the Corporation equal to two years of his fees and an additional amount equal to two times the previous year's annual bonus, and any Options and other equity incentives that may be granted from time to time, including RSUs, previously granted but not yet vested will be deemed to vest and all Options held will remain exercisable in accordance with the Amended Plan.

In the event there is a change of control within twelve (12) months of the date of the agreement or within twelve (12) months of the date of the agreement, there is a termination by Corporation without cause, Mr. Kosec shall be entitled to the greater of: (i) the Millennial Change of Control Payment, and (ii) the Integra severance payment. In no circumstances shall the Mr. Kosec be entitled to both the Millennial Change of Control Payment and Integra Severance Payment or change of control.

During the term of the consulting agreement and for 12 months following termination of the agreement for any reason, Mr. Kosec may not, whether either individually or in partnership of jointly or in conjunction with anyone else, directly or indirectly, offer to hire or entice away or in any other manner persuade or attempt to persuade any officer, employee, or agent of the Corporation or its related and affiliated entities to terminate their relationships with the Corporation or its related or affiliated entities, as the case may be. Furthermore, except in the normal and proper course of the provision of the services in the agreement, Mr. Kosec will:

(a) keep in strictest confidence and trust the confidential information; and

(b) not use for his own account or disclose to anyone else, during or after the termination of the agreement with the Corporation, any confidential information or material relating to the Corporation's operations or business which Mr. Kosec obtains from the Corporation or any related or affiliated entity or its officers or employees, agents, suppliers or clients or otherwise by virtue of Mr. Kosec's relationship with the Corporation or any related or affiliated entity.

Andrée St-Germain, CFO

Andrée St-Germain was appointed as CFO under an employment agreement dated effective August 17, 2017. The agreement with Ms. St-Germain provides for a base salary of C$200,000 and a discretionary bonus, to be determined by the Board. Throughout the term of Ms. St-Germain's employment agreement, Ms. St-Germain has received annual salary increases. Beginning January 1, 2023, Ms. St-Germain will receive C$231,658 per year. The agreement further provides for the following payments from the Corporation if there is termination without cause or constructive dismissal:

(a) lump sum cash payment equal to 24-months' base salary;

(b) benefits shall be maintained (other than disability coverage) through the severance period of 24 months; and

(c) lump sum payment equal to the bonus she would have earned through the severance period of 24 months based on the bonus received for the year before termination.

If Ms. St-Germain resigns or is terminated within 12 months after a change of control, she will receive the above compensation and benefits from the Corporation, and any Options and other equity incentives that may be granted from time to time, including RSUs, previously granted but not yet vested will be deemed to vest and all Options held will remain exercisable in accordance with the Amended Plan.

During the term of the agreement and for a period of 12 months after the termination of the agreement for any reason, Ms. St-Germain shall not, whether directly or indirectly, compete with any activity or business that is the same or substantially the same as, or that is in competition with, any part of the Corporation in any part of the State of Idaho. In addition, for a 12-month period after the termination of her employment for any reason, Ms. St-Germain may not for her account or jointly with another, either directly or indirectly, for or on behalf of herself or any individual, partnership, corporation, or other legal entity, as principal, agent, employee or otherwise, solicit, influence, entice or induce, attempt to solicit, influence, entice or induce:

(a) any person who is employed by the Corporation or any affiliated company to leave such employment; or

(b) any customer of the Corporation or its affiliates, which Ms. St-Germain has interacted with or received confidential information with respect to at any time in the last two (2) years of the Ms. St-Germain's employment with the Corporation or any predecessor of the Corporation, to reduce or cease doing business with the Corporation.

Under the terms of the agreement, Ms. St-Germain shall not make any statement criticizing the Corporation or impairing the goodwill or reputation of the Corporation.

Timothy Arnold, COO

Mr. Arnold retired as COO of the Corporation on December 31, 2023.

Timothy Arnold was appointed as COO under an employment agreement dated effective November 5, 2019. The agreement with Mr. Arnold provides for a base salary of $228,000, and a discretionary bonus, to be determined by the Board. Throughout the term of Mr. Arnold's employment agreement, Mr. Arnold has received annual salary increases. Beginning January 1, 2023, Mr. Arnold will receive $264,091 per year. The agreement further provides for the following payments from the Corporation if there is termination without cause or constructive dismissal:

(a) lump sum cash payment equal to 24-months' base salary;

(b) benefits shall be maintained (other than disability coverage) through the severance period of 24 months; and

(c) lump sum cash payment equal to the bonus he would have earned through the severance period of 24 months based on the bonus received for the year before termination.

If Mr. Arnold resigns or is terminated within 12 months after a change of control, he will receive the above compensation and benefits from the Corporation, and any Options and other equity incentives that may be granted from time to time, including RSUs, previously granted but not yet vested will be deemed to vest and all Options held will remain exercisable in accordance with the Amended Plan.

During the term of the agreement and for a period of 12 months after the termination of the agreement for any reason, Mr. Arnold shall not, whether directly or indirectly, compete with any activity or business that is the same or substantially the same as, or that is in competition with, any part of the Corporation in any part of the State of Idaho. In addition, for a 12-month period after the termination of his employment for any reason, Mr. Arnold may not for his account or jointly with another, either directly or indirectly, for or on behalf of himself or any individual, partnership, corporation, or other legal entity, as principal, agent, employee or otherwise, solicit, influence, entice or induce, attempt to solicit, influence, entice or induce:

(a) any person who is employed by the Corporation or any affiliated company to leave such employment; or

(b) any customer of the Corporation or its affiliates, which Mr. Arnold has interacted with or received confidential information with respect to at any time in the last two (2) years of the Mr. Arnold's employment with the Corporation or any predecessor of the Corporation, to reduce or cease doing business with the Corporation.

Under the terms of the agreement, Mr. Arnold shall not make any statement criticizing the Corporation or impairing the goodwill or reputation of the Corporation.

Joshua Serfass, EVP IR

In May 2023, Mr. Serfass was appointed EVP IR pursuant to a consulting agreement dated effective May 4, 2023. Pursuant to the May 2023 agreement, Mr. Serfass will receive a monthly fee of $14,057 ($168,684 per year), plus applicable GST. The agreement further provides for the following payments from the Corporation if there is termination with notice:

(a) lump sum cash payment equal to 24-months' base salary;

(b) benefits shall be maintained (other than disability coverage) through the severance period of 24 months; and

(c) lump sum cash payment equal to the bonus he would have earned through the severance period of 24 months based on the bonus received for the year before termination.

If Mr. Serfass resigns or is terminated within 12 months after a change of control, he will receive the above compensation and benefits from the Corporation, and any Options and other equity incentives that may be granted from time to time, including RSUs, previously granted but not yet vested will be deemed to vest and all Options held will remain exercisable in accordance with the Amended Plan.

During the term of the consulting agreement and for 12 months following termination of the agreement for any reason, Mr. Serfass may not, whether either individually or in partnership of jointly or in conjunction with anyone else, directly or indirectly, offer to hire or entice away or in any other manner persuade or attempt to persuade any officer, employee, or agent of the Corporation or its related and affiliated entities to terminate their relationships with the Corporation or its related or affiliated entities, as the case may be. Furthermore, except in the normal and proper course of the provision of the services in the agreement, Mr. Serfass will:

(a) keep in strictest confidence and trust the confidential information; and

(b)  not use for his own account or disclose to anyone else, during or after the termination of the agreement with the Corporation, any confidential information or material relating to the Corporation's operations or business which Mr. Serfass obtains from the Corporation or any related or affiliated entity or its officers or employees, agents, suppliers or clients or otherwise by virtue of Mr. Serfass' relationship with the Corporation or any related or affiliated entity.

Termination and Change of Control Benefits

Mr. Arnold retired from the Corporation on December 31, 2023 and pursuant to a separation agreement received a severance payment of $381,280 and an additional payment of $89,223 for accrued vacation, exercise of share-based awards, and the cash equivalent of one year of benefits in 2024.

Other than Mr. Arnold, the Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer or Director in connection with or related to the retirement, termination or resignation of such person. The Corporation has not provided any compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates.

The following table shows the estimated payments that would be payable to each of the NEOs of the Corporation in the event of a change of control or termination without cause took place on December 31, 2023.

Estimated Payment for Change of Control or Termination Without Cause
Name and position	Base Salary(1) ($)	Cash Bonus(2) ($)	Share-Based Awards(4)(6) ($)	Option-Based Awards(5)(6) ($)	Benefits ($)	Total ($)
George Salamis(7),	553,082(3)	490,860(3)	324,066	172,779	10,529(3)	1,551,316
Executive Chair	(2x Base Salary)	(2x Cash Bonus)	(2x RSU grant value)	(2x Option grant value)
Jason Kosec(7),	500,000	443,750	324,066	172,779	39,689	1,480,284
President, CEO, Director	(2x Base Salary)	(2x Cash Bonus)	(2x RSU grant value)	(2x Option grant value)
Andrée St-Germain,	350,688(3)	217,628(3)	211,134	112,568	14,202(3)	906,221
CFO	(2x Base Salary)	(2x Cash Bonus)	(2x RSU grant value)	(2x Option grant value)
Joshua Serfass(8),	337,366	145,489	Nil	216,909	Nil	699,764
EVP IR	(2x Base Salary)	(2x Cash Bonus)	(2x RSU grant value)	(2x Option grant value)

Notes:

(1) Based on base salary or base consulting fees as of December 31, 2023.

(2) Based on cash bonus earned in 2023 and paid in the first quarter of 2024.

(3) Mr. Salamis and Ms. St-Germain's salary or consulting fees, bonus and benefits have been converted to U.S. dollars from Canadian dollars using the December 29, 2023 exchange rate of $1.00 to C$1.3226.

(4) The value of RSUs is based on the value at the date of grant. The value of RSUs has been converted to U.S. dollars from Canadian dollars using the December 29, 2023 exchange rate of $1.00 to C$1.3226. Please refer to the Notes of the Table of Compensation above for details of Share-Based awards granted in 2023.

(5) The value of Option-Based awards is based on the value at the date of grant. The value of Option-Based awards has been converted to U.S. dollars from Canadian dollars using the December 29, 2023 exchange rate of $1.00 to C$1.3226. Please refer to the Notes of the Table of Compensation above for details of Option-Based awards granted in 2023.

(6) In the event of a change of control, all Share-Based and Option-Based awards are deemed vested. The value of Share-Based and Option-based awards granted for the period prior to January 1, 2023 have not been included in the table above.

(7) Mr. Salamis resigned as President & CEO of the Corporation on May 4, 2023 and was subsequently appointed Executive Chair and Mr. Kosec was appointed President & CEO.

(8) On May 4, 2023, Mr. Serfass was appointed EVP IR of the Corporation.

(9) Until May 4, 2024, Mr. Kosec is entitled to the greater of the Millennial Change of Control Payment or the Integra Severance Payment. See Material NEO Agreements above for details. As of December 31, 2023, the Integra Severance Payment would be the greater payment.

PART 5: SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information regarding the Corporation's equity incentive plan as at December 31, 2023:

Plan Category	Number of securities to be issued upon exercise of outstanding Awards (a)	Weighted-average exercise price of outstanding Awards (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1) (c)
Equity compensation plans approved by securityholders • Options • RSUs • DSUs	3,300,083 1,165,119 732,475	$3.06 $1.35 $2.05	1,689,467(2) 34,881(3) 467,525(4)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,197,677	$2.53

Notes:

(1) Based on 68,871,437 Shares issued and outstanding as at December 31, 2023.

(2) Represents the maximum number of Options remaining available for issuance under the current equity incentive plan of the Corporation, assuming no further RSUs or DSUs are issued under the current equity incentive plan of the Corporation.

(3) Represents the maximum number of RSUs remaining available for issuance under the current equity incentive plan of the Corporation, assuming no further Options or DSUs are issued under the current equity incentive plan of the Corporation.

(4) Represents the maximum number of DSUs remaining available for issuance under the current equity incentive plan of the Corporation, assuming no further Options or RSUs are issued under the current equity incentive plan of the Corporation.

Equity Participation and Insider Ownership

Named Executive Officers and Directors collectively own an aggregate of 2,143,809 Shares, representing approximately 2.4% of the issued and outstanding Shares. In 2020, the Board adopted an equity ownership policy (the "Ownership Policy") as the Board believes it is in the best interest of the Corporation and its shareholders to align the financial interests of the Corporation's executive and non-executive Directors with those of Shareholders. Under the Ownership Policy, the following may be used in determining Share ownership:

• Shares owned directly (including through open market purchases or acquired and held upon vesting of Corporation equity awards);

• Shares owned jointly or separately by the individual's spouse;

• Shares held in trust for the benefit of the Participant, the Participant's spouse and/or children;

• RSUs (whether vested or not vested); and

• DSUs (whether vested or not vested).

Unexercised Options (whether vested or not vested) do not count toward meeting these guidelines.

The Nomination and Corporate Governance Committee assessed compliance with the Ownership Policy as of December 31, 2023 and reported to the Board that the Executive Chair and CEO both exceeded the required ownership and all other Directors and NEOs were either in compliance or actively working towards compliance within the timelines stipulated in the Ownership Policy.

The following table outlines the Share ownership requirements and minimum time to comply under the Ownership Policy:

Position	Multiple of Base Salary or Annual Retainer	Minimum Time to Comply
CEO	Three (3) times annual base salary	Five (5) years after becoming subject to Policy
Other Executive Officers	Two (2) times annual base salary	Five (5) years after becoming subject to Policy
Non-Executive Directors	Three (3) times annual base salary	Five (5) years after becoming subject to Policy

Named Executive Officers' Share Ownership as Multiple of Base Salary

Name and position	Shares Held as of December 31, 2023 (#)	Value of Shares, as of December 31, 2023(1) ($)	RSUs Held as of December 31, 2023 (#)	Value of RSUs as of December 31, 2023(2) ($)	Total Value of Shares and RSUs as of December 31, 2023 ($)	2023 Base Salary ($)	Executive Share Ownership as Multiple of Base Salary	Ownership Threshold Met?	Deadline to Comply
George Salamis,	758,520	$1,321,260	221,817	$233,121	$1,544,381	$276,541(3)	5.6X	Yes	-
Executive Chair
Jason Kosec,	624,702	$1,021,401	154,317	$162,181	$1,183,582	$250,000	4.7X	Yes	-
President, CEO & Director
Andrée St-Germain,	168,592	$398,176	124,290	$130,624	$528,800	$175,153(3)	3.0X	Yes	-
CFO
Joshua Serfass, EVP IR	69,624	$132,805	23,750	$24,960	$157,765	$168,683	0.9X	No	July 2025

Notes:

(1) The value of Shares is calculated based on the greater of the closing price of the Shares on December 31, 2023 of $1.05 (C$1.39) or the cost of the Shares on date of purchase. All Share prices have been converted from Canadian dollars to U.S. dollars using the December 31, 2023 exchange rate of $1.00 to C$1.3226.

(2) The value of RSUs is calculated based on the closing price of the Shares on December 31, 2023 of $1.05 (C$1.39). The Share price has been converted from Canadian dollars to U.S. dollars using the December 31, 2023 exchange rate of $1.00 to C$1.3226.

(3) Mr. Salamis and Ms. St-Germain's salary is paid in Canadian dollars and has been converted to U.S. dollars from Canadian dollars using the December 31, 2023 exchange rate of $1.000 to C$1.3226.

(4) Mr. Arnold was excluded from this table as he retired from the Corporation on December 31, 2023.

Non-Executive Directors' Share Ownership as Multiple of Annual Retainer

Name and position	Shares Held as of December 31, 2023 (#)	Value of Shares, as of December 31, 2023(1) ($)	DSUs Held as of December 31, 2023 (#)	Value of DSUs as of December 31, 2023(2) ($)	Total Value of Shares and DSUs as of December 31, 2023 ($)	2023 Base Retainer ($)	Director Share Ownership as Multiple of Base Retainer	Ownership Threshold Met?	Deadline to Comply
Stephen de Jong	409,352	$854,706	110,303	$139,472	$994,178	$48,390(3)	20.5X	Yes	-
Lead Director
Timo Jauristo	28,000	$67,103	121,829	$157,447	$224,549	$27,219(3)	8.2X	Yes	-
Director
Anna Ladd-Kruger	4,800	$18,373	105,195	$111,754	$130,127	$27,219(3)	4.8X	Yes	-
Director
C.L. "Butch" Otter	Nil	Nil	99,652	$108,152	$108,152	$36,000	3.0X	Yes	-
Director
Carolyn Clark Loder	Nil	Nil	124,401	$148,788	$148,788	$36,000	4.1X	Yes	-
Director
Sara Heston	9,200	$13,564	52,000	$54,650	$68,214	$36,000	1.9X	No	May 2028
Director
Eric Tremblay	5,520	$8,139	52,000	$54,650	$62,788	$27,219(3)	2.3X	No	May 2028
Director

Notes:

(1) The value of Shares is calculated based on the greater of the closing price of the Shares on December 31, 2023 of $1.05 (C$1.39) or the cost of the Shares on date of purchase. All Share prices have been converted from Canadian dollars to U.S. dollars using the December 31, 2023 exchange rate of $1.00 to C$1.3226.

(2) The value of DSUs received for annual grants is calculated based on the closing price of the Shares on December 31, 2023 of $1.05 (C$1.39). The value of DSUs received in lieu of fees is calculated based on the greater of the closing price of the Shares on December 31, 2023 of $1.05 (C$1.39) or the value attributed to the DSUs on award date. The Share prices have been converted from Canadian dollars to U.S. dollars using the December 31, 2023 exchange rate of $1.00 to C$1.3226.

(3) Mr. de Jong, Mr. Jauristo, Ms. Ladd-Kruger and Mr. Tremblay's salary is paid in Canadian dollars and has been converted to U.S. dollars from Canadian dollars using the December 31, 2023 exchange rate of $1.000 to C$1.3226.

Subsequent to December 31, 2023, Mr. Tremblay increased his Share ownership by purchasing 11,400 Shares of the Corporation.

Compensation Recovery Policy

Please refer to "Compensation Recovery Policy" in the "Components of the Compensation Program" section above for details of the Compensation Recovery Policy adopted by the Corporation in 2021 and amended in 2023.

Annual Burn Rate

Set forth below is disclosure on the "annual burn rate" for equity compensation plan securities issuances. Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Amended Plan by the weighted average number of Shares outstanding for the applicable fiscal year.

The annual burn rate under the Corporation's equity incentive plan for each of the Corporation's last three (3) completed fiscal years was:

Year	Weighted Average Shares Outstanding(1)	Options/RSUs/DSUs Granted(1)	Annual Burn Rate
2021	22,812,725	483,413	2.1%
2022	27,799,697	199,743	0.7%
2023	56,355,076	4,155,866(2)(3)	7.4%
3-Year Average			3.4%

Notes:

(1) Weighted average Shares outstanding and number of awards granted have been adjusted to reflect a 2.5 to 1 consolidation of the Corporation's Shares in May 2023.

(2) In January 2023, a total of 407,027 awards were granted to Directors, Executives and certain employees as part of the Corporation's annual equity incentive grant for the year ended December 31, 2022.

(3) In May 2023, the Corporation issued 764,704 Options in connection with an at-market merger by way of court-approved plan of arrangement (the "Arrangement") with Millennial Precious Metals Corp.

The 2023 net annual burn rate is 5.7%. The net annual burn rate is calculated by offsetting the equity incentives granted in 2023 by the equity incentives that expired, vested or were cancelled in 2023.

The Corporation's target burn rate is in the 2% to 3% range. The 2023 burn rate is abnormally greater than previous years, given the following:

  The 2022 long-term incentive grant for executives, directors and certain employees long-term incentive grant was granted in early 2023, rather than in 2022;
  The Corporation issued Options on May 4, 2023 in connection with the acquisition of Millennial Precious Metals Corp. ("MPM") to replace the Options held by MPM Option holders.

PART 6: STATEMENT OF CORPORATE GOVERNANCE

NI 58-101 requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the "Guidelines") established in National Policy 58-201 - Corporate Governance Guidelines. These Guidelines are not prescriptive but have been used by the Corporation in adopting its corporate governance practices. The Corporation's approach to corporate governance is set out below.

Board of Directors

The Corporation believes in the importance of a strong Board and sound corporate governance policies and practices to direct and manage its business affairs. Good corporate governance is essential to retaining the trust of the Corporation's Shareholders, attracting the right people to the organization and maintaining social license in the communities where the Corporation works and operates. The Corporation also believes that good governance enhances its performance.

The Guidelines suggest that the board of directors of reporting issuers should be constituted with a majority of individuals who qualify as "independent" directors. A director is "independent" if the individual has no direct or indirect material relationship with the reporting issuer, which could, in the view of the reporting issuer's board, be reasonably expected to interfere with the exercise of a director's independent judgment whether on the board or a committee of the board. Notwithstanding the foregoing, an individual who is, or has been within the last three years, an employee or executive officer of the reporting issuer is considered to have a material relationship with the reporting issuer.

As of the date of this Circular, the Board consists of nine (9) Directors, of which seven (7) are independent:

Director	Independent
Mr. George Salamis, Executive Chair	NO(1)
Mr. Jason Kosec, President, CEO & Director	NO(2)
Mr. Stephen de Jong, Lead Director	YES
Mr. Timo Jauristo	YES
Ms. Anna Ladd-Kruger	YES
Mr. C.L. "Butch" Otter	YES
Ms. Carolyn Clark Loder	YES
Ms. Sara Heston	YES
Mr. Eric Tremblay	YES

Notes:

(1) Mr. Salamis is not independent as a result of holding a current executive position with the Corporation.

(2) Mr. Kosec is not independent as a result of holding a current executive position with the Corporation.

Other Public Company Directorship

The following Directors hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer	Markets
George Salamis	Newcore Gold Ltd.	TSX-V
Stephen de Jong	Sun Peak Metals Corp.	TSX-V
Anna Ladd-Kruger	SilverCrest Metals Inc. Sherritt International Corporation Nevada Copper Corp.	TSX, NYSE American TSX TSX
C.L. "Butch" Otter	Electra Battery Materials Corporation	TSX-V
Carolyn Clark Loder	K2 Gold Corp.	TSX-V
Sara Heston	Dore Copper Mining Corp.	TSX-V
Eric Tremblay	Talisker Resources Ltd. Osisko Development Corp.	TSX TSX-V, NYSE

Board Mandate

The Board has adopted a Board mandate (the "Board Mandate") pursuant to which the Board is responsible for the stewardship of the Corporation. The Board oversees the management and conduct of the business and affairs of the Corporation, with a goal to enhance long-term shareholder value. The Board will carry out its duties and responsibilities either directly or through its Committees.

The Board Mandate sets forth procedures relating to the Board's operations such as the composition of the Board, expectations of Directors, meetings and committees and duties, powers and responsibilities of the Board. Pursuant to the Board Mandate, the Board is required to hold a minimum of one scheduled meeting per quarter and Directors are expected to make reasonable efforts to attend all meetings of the Board held in any given year.  The full text of the Board Mandate is attached hereto as Schedule "C".

Please refer to the Corporation's website at www.integraresources.com.

Board and NEO Diversity

The number of female Directors is three (3) (or 33% of current Directors) and the number of female executive officers of the Corporation is one (1) (or 13% of current executive officers). While the Corporation has not set a target with respect to the appointment of female Directors or executive officers, the Corporation is committed to providing an environment in which all employees and Directors are treated with fairness and respect, and have equal access to opportunities for advancement based on skills and aptitude. The following table outlines the composition of the Board by gender:

Women	3	33%
Men	6	67%
Total	9	100%

One (1) director (or 11% of current Directors) is a member of a visible minority.  Indigenous people or people with disabilities are not represented on the Corporation's Board.

See "Diversity and Inclusion Policy" below.

Nomination of Directors and Board Renewal

The Board and the Nomination and Corporate Governance Committee hold the responsibility for the nomination and assessment of new directors.

The Nomination and Corporate Governance Committee reviews annually the credentials of the members of the Board (see "Board Skills Matrix" below). Recommendations of the Nomination and Corporate Governance Committee are presented to the Board for review and approval.

The Board also recommends the number of directors on the Board to Shareholders for approval, subject to compliance with the requirements of BCBCA and the Corporation's articles. Between annual Shareholder meetings, the Board may appoint directors to serve until the next annual Shareholder meeting, subject to compliance with the requirements of the BCBCA. Individual directors are responsible for assisting the Board in identifying and recommending new nominees for election to the Board, as needed or appropriate. The Board will periodically assess the appropriate number of Directors on the Board and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, or the size of the Board is expanded, the Board will consider various potential candidates for director. Candidates may come to the attention of the Board through current Directors or management, Shareholders or other persons. These candidates will be evaluated at a regular or special meeting of the Board, and may be considered at any point during the year.

The Corporation has not adopted term limits for its Directors and tenure ranges from 1 year to over 6 years. Given the relatively short terms served by its Directors and the diverse backgrounds and expertise of its Directors, the Corporation does not feel that term limits are necessary at this time. The Corporation will reassess if term limits are necessary on an annual basis. The table below details the date since which each Director has served on the Corporation's Board.

Director's Name	Date of Appointment as Director
Stephen de Jong	August 8, 2017
Timo Jauristo	February 28, 2018
George Salamis	February 28, 2018
Anna Ladd-Kruger	December 12, 2018
C.L. "Butch" Otter	September 16, 2019
Carolyn Clark Loder	February 24, 2021
Jason Kosec	May 4, 2023
Sara Heston	May 4, 2023
Eric Tremblay	May 4, 2023

Board Skills Matrix

The members of the Board have diverse backgrounds and expertise, and were selected on the belief that the Corporation and its stakeholders would benefit materially from such a broad range of talent and experience. As the need for new Directors or executive officers arises, the Board and the Nomination and Corporate Governance Committee assess candidates on the basis of knowledge, industry experience, financial literacy, professional ethics and business acumen, among other factors.

The Nomination and Corporate Governance Committee reviews annually the required skill set based on the Corporation's development stage and asseses the credentials of the members of the Board. Recognizing the importance of Board oversight with respect to the Corporation's technolgy use and exposure to and mitigation measures for cyber risk, the Board has added "Technology and Cyber Risk" to its skills matrix. The following table exemplifies the current skills that each nominee possesses:

Legend
Significant Experience	1
Moderate Experience	2
Minimal Experience	3

Director	George Salamis	Jason Kosec	Stephen de Jong	Timo Jauristo	Anna Ladd- Kruger	C.L. "Butch" Otter	Carolyn Clark Loder	Sara Heston	Eric Tremblay
Financial(1)	1	1	1	1	1	1	2	1	1
M&A(2)	1	1	1	1	1	1	2	1	1
Industry Knowledge(3)	1	1	1	1	1	2	1	1	1
Technical Mining(4)	1	1	3	1	3	3	2	2	1
Government Relations and Permitting Process(5)	2	3	2	2	2	1	1	3	1
Mine Development and Mine Operations(6)	2	1	2	2	1	2	2	2	1
Environmental Considerations(7)	1	2	3	1	2	1	1	2	1
Relationships with Local Communities(8)	1	1	2	2	2	1	1	3	1
Relationships with Tribal Nations(9)	2	2	3	2	2	1	1	3	1
Human Resources(10)	1	1	2	1	2	1	1	1	1
Governance(11)	2	2	1	1	1	1	1	2	2
Management(12)	1	1	1	1	1	1	1	2	1
Technology and Cyber Risk(13)	2	2	1	3	2	3	3	2	1

Notes:

(1) Ability to understand: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.

(2) Understanding of: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post-business continuation; and (iii) general legal requirements in mergers and acquisitions ("M&A").

(3) Understanding of the mining industry globally and the associated risks (including price and currency volatility, future growth, global supply, capital access, social license to operate and productivity).

(4) Understanding of: (i) exploration activities; (ii) geology; and (iii) project development.

(5) Understanding of: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policy making, lobbying, etc.) and (iii) understanding of permitting process for a mining project.

(6) Understanding of and experience in mine development and mine operations.

(7) Understanding of: (i) environmental risks in the mining industry; (ii) government regulations with respect to the environment and iii) potential risks and impacts of climate change on the Corporation's mining project.

(8) Understanding of and experience in community relations and stakeholder involvement.

(9) Understanding of and experience with tribal nations.

(10) Ability to: (i) review management structure for small-to-mid size organizations; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.

(11) Understanding of: (i) the requirements/process for oversight of Management; (ii) ethical conduct and responsibilities; (iii) various stakeholder requirements; (iv) commitment of directorship; and (v) evolving trends with respect to governance of public companies.

(12) Ability to: (i) plan, operate and control various activities of a business; (ii) experience as a senior officer; and (iii) lead growth.

(13) Understanding of and experience with (i) technology and technology trends in the mining industry (eg. artificial intelligence); and (ii) cyber risk and cybersecurity measures.

Board Attendance

During the year ended December 31, 2023, the Board of Directors of the Corporation held four (4) Board meetings, four (4) meetings of the Audit Committee, two (2) meetings of the Compensation Committee, two (2) meetings of the Nomination and Corporate Governance Committee, two (2) meetings of the Technical and Safety Committee and two (2) meetings of the Environment, Social, Governance Committee. The following table provides the attendance record of each nominee Director for all Board and Committee meetings held in 2023.

Name	Board	Audit Committee	Compensation Committee	Nomination and Corporate Governance Committee	Technical and Safety Committee	Environment, Social, Governance Committee	Attendance Record
George Salamis(1)	4/4	-	-	-	2/2	-	100%
Jason Kosec(2)	3/3(3)	-	-	-	1/1(3)	-	100%
Stephen de Jong	4/4	4/4	2/2	2/2	-	-	100%
Timo Jauristo	4/4	-	2/2	2/2	2/2	-	100%
Anna Ladd-Kruger	4/4	4/4	-	-	2/2	2/2	100%
C.L. "Butch" Otter	4/4	-	-	-	2/2	2/2	100%
Carolyn Clark Loder	4/4	-	-	2/2	-	2/2	100%
Sara Heston	3/3(3)	3/3(3)	1/1(3)	-	-	-	100%
Eric Tremblay	3/3(3)	-	-	-	1/1(3)	-	100%

Notes:

(1) As Executive Chair, Mr. Salamis also attended meetings for other committees of the Board when available.

(2) As CEO, Mr. Kosec also attended meeting for other committees of the Board when available.

(3) Mr. Kosec, Ms. Heston, and Mr. Tremblay were appointed to the Board and committees on May 4, 2023.

In-Camera Meetings

The independent members of the Board meet without the non-independent Directors and management at all Board meetings.  They can also choose to meet in-camera (privately) at any other Board meeting.  Mr. Salamis and Mr. Kosec do not attend the in-camera meetings of the independent Directors.  In addition, the Audit Committee holds in-camera sessions with the Corporation's auditors and amongst themselves at each meeting. Other committees of the Board also hold in-camera sessions at most meetings.

Board Annual Effectiveness Assessment

An evaluation of the effectiveness of the Board and the performance of each Director is conducted annually. The 2023 assessment was completed by way of confidential written questionnaire, followed by one-on-one conversation between the Lead Director and the Directors, as needed.

Orientation and Continuing Education

The Corporation does not provide a formal orientation and education program for new Directors; however, any new Directors will be given the opportunity to familiarize themselves with the Corporation, the current Directors and members of Management.  Directors are also encouraged and given the opportunity for continuing education. In 2023, the Corporation held a Board education session on U.S. Federal Indian Law which was presented by Ms. Loder and also attended by managers of the Corporation.

Site Visits

The Directors are encouraged to visit the sites of the Corporation's two main assets, the DeLamar Project (Idaho, United States) and the Nevada North Project (Nevada, United States). A Board site visit was held in August 2023. All of the nominated Directors have been to the DeLamar Project and five of the nine nominated Directors have been to the recently acquired Nevada North Project.

Committees of the Board

In 2023, the Board had five (5) standing committees: the Audit Committee, the Compensation Committee, the Nomination and Corporate Governance Committee, the Technical and Safety Committee and the Environment, Social, Governance Committee (the "ESG Committee"). Following is a description of the authority, responsibilities, duties and function of such committees.

Audit Committee

The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Corporation. In accordance with National Instrument 52-110 - Audit Committees ("NI 52-110"), information with respect to the Audit Committee is contained below. The full text of the Audit Committee Charter, as passed unanimously by the Board, is attached hereto as Schedule "B".

Composition of the Audit Committee

The Audit Committee is composed of the following three (3) independent Directors:

  Ms. Anna Ladd-Kruger (Chair);
  Mr. Stephen de Jong; and
  Ms. Sara Heston.

On May 4, 2023, David Awram resigned and Ms. Heston was appointed to the Audit Committee. All members are financially literate, within the meaning of NI 52-110.

The Audit Committee held four (4) meetings in 2023. The current nominee members of the Audit Committee and their attendance are set forth in the table below:

Audit Committee Member	2023 Meeting Attendance
Anna Ladd-Kruger (Chair)	4/4
Stephen de Jong	4/4
Sara Heston	3/3

Audit Committee Charter

Please refer to Schedule "B" attached hereto or the Corporation's website at www.integraresources.com.

Relevant Education and Experience

For details regarding the relevant education and experience of each member of the Audit Committee relevant to the performance of his duties as a member of the Audit Committee, see "Election of Directors".

Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial year did the Board decline to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation's most recently completed financial year did the Corporation rely on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures for Non-Audit Services

All other non-audit services shall be approved or disapproved by the Audit Committee as a whole.

The pre-approval requirement is waived with respect to the provision of non-audit services if:

  the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five percent of the total amount of fees paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;
  such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and
  such services are promptly brought to the attention of the Audit Committee by the Corporation and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Audit Committee.

The CFO of the Corporation shall maintain a record of non-audit services approved by the Audit Committee for each financial year, and shall provide a report to the Audit Committee no less frequently than on a quarterly basis.

External Auditor Service Fees

The following table sets out the aggregate fees billed by the Corporation's Auditor from January 1, 2022 through December 31, 2023.

Fiscal Year End	Auditor	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2022	MNP LLP	C$96,000	C$47,800	Nil	Nil
2023	MNP LLP	C$135,696	C$50,000	Nil	Nil

Notes:

(1) Audit Fees include fees necessary to perform the annual audit of Integra's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) Audit-Related Fees include services that are traditionally performed by the auditor. These audit-related services include review of quarterly financial statements, financing related due diligence and comfort letters, due diligence assistance, accounting consultations on proposed transactions and audit or attest services not required by legislation or regulation.

(3) Tax Fees include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) All Other Fees include all other non-audit services.

Compensation Committee

The Compensation Committee is responsible for approving compensation objectives and the specific compensation programs for policies and practices of the Corporation on matters of remuneration, succession planning, compensation recruitment, development, retention and performance evaluations, which policies are developed and implemented in conformity with the Corporation's objectives with the view to attracting and retaining the best qualified members of management and employees. The Compensation Committee is responsible for recommending, monitoring and reviewing compensation programs for senior executives.

The Compensation Committee held two (2) meetings in 2023. The Compensation Committee is composed of the following three (3) independent Directors:

  Mr. Timo Jauristo (Chair);

  Mr. Stephen de Jong; and
  Ms. Sara Heston.

On May 4, 2023, David Awram resigned and Ms. Heston was appointed to the Compensation Committee. The current nominee members of the Compensation Committee and their 2023 attendance are set forth in the table below:

Compensation Committee Member	2023 Meeting Attendance
Timo Jauristo (Chair)	2/2
Stephen de Jong	2/2
Sara Heston	2/2

Compensation Committee Charter

Please refer to the Corporation's website at www.integraresources.com.

Relevant Education and Experience

The members of the Compensation Committee have a range of skills and experience which the Company believes provides the expertise necessary to oversee the Company's executive compensation structure. In addition, the Compensation Committee obtains input from independent outside compensation consultants when necessary.

For details regarding the relevant education and experience of each member of the Compensation Committee relevant to the performance of his/her duties as a member of the Compensation Committee, see "Election of Directors".

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is responsible for the monitoring of the Corporation's corporate governance and nomination matters.  The Nomination and Corporate Governance Committee has the general mandate to: (i) consider and assess all issues that may affect the Corporation in the areas of corporate governance and nomination generally; (ii) recommend actions or measures to the Board to be taken in connection with these two areas; and (iii) monitor the implementation and administration of such actions or measures, or of corporate policies and guidelines adopted by regulatory authorities or the Board with respect to said two areas.

Corporate governance practices determine the process and structure used to manage and run the internal and commercial business of the Corporation with a view to preserving its financial and operational integrity, complying with all applicable rules in general and increasing its value to Shareholders.

As regards corporate governance matters, the Nomination and Corporate Governance Committee is responsible for establishing practices which must be followed and should be in line with corporate governance rules and guidelines in effect from time to time as adopted by relevant authorities. The Nomination and Corporate Governance Committee is also responsible for recommending to the Board new candidates for Directors and to assist the Board in the assessment of the performance of senior officers, of the Board and its committees and of individual Directors.

The Nomination and Corporate Governance Committee held two (2) meetings in 2023. The Nomination and Corporate Governance Committee is composed of the following three (3) independent Directors:

  Mr. Stephen de Jong (Chair)
  Mr. Timo Jauristo; and
  Ms. Carolyn Clark Loder

The members of the Nomination and Corporate Governance Committee and their 2023 attendance are set forth in the table below:

Nomination and Corporate Governance Committee Member	2023 Meeting Attendance
Stephen de Jong (Chair)	2/2
Timo Jauristo	2/2
Carolyn Clark Loder	2/2

Nomination and Corporate Governance Committee Charter

Please refer to the Corporation's website at www.integraresources.com.

Relevant Education and Experience

For details regarding the relevant education and experience of each member of the Nomination and Corporate Governance Committee relevant to the performance of his/her duties as a member of the Nomination and Corporate Governance Committee, see "Election of Directors".

Technical and Safety Committee

The main purpose of the Technical and Safety Committee of the Board is to provide oversight with respect to: (i) technical matters related to the Corporation's projects; (ii) the protection of the health and safety of the Corporation's employees and contractors at its project sites; and (iii) the training of employees and contractors at its mining development project sites relating to the practice of safe mining techniques and the avoidance of environmental hazards while performing employment. activities

The Technical and Safety Committee held two (2) meetings in 2023. The Technical and Safety Committee is composed of the following six (6) Directors, four (4) of which are independent Directors:

  Mr. Eric Tremblay (Chair);
  Mr. George Salamis;
  Mr. Timo Jauristo;
  Ms. Anna Ladd-Kruger;
  Mr. C.L. "Butch" Otter; and
  Mr. Jason Kosec

On May 4, 2023, David Awram resigned and Mr. Tremblay and Mr. Kosec were appointed to the Technical and Safety Committee. The current nominee members of the Technical and Safety Committee and their attendance are set forth in the table below:

Technical and Safety Committee Member	2023 Meeting Attendance
Eric Tremblay (Chair)	1/1
George Salamis	2/2
Timo Jauristo	2/2
Anna Ladd-Kruger	2/2
C.L. "Butch" Otter	2/2
Jason Kosec	1/1

Technical and Safety Committee Charter

Please refer to the Corporation's website at www.integraresources.com.

Relevant Education and Experience

For details regarding the relevant education and experience of each member of the Technical and Safety Committee relevant to the performance of his/her duties as a member of the Technical and Safety Committee, see "Election of Directors".

Environment, Social, Governance Committee (the "ESG Committee")

The main purpose of the ESG Committee is to provide oversight with respect to environment, social, and governance  matters to ensure the Corporation conducts operations at its mining project sites in an environmentally and socially responsible manner and in compliance with all applicable laws and regulations. The ESG Committee will support the Nomination and Corporate Governance Committee with fulfilling its duties with respect to corporate policies and procedures. In addition, the ESG Committee will oversee the Corporation's annual Sustainability Report. Please refer to the Corporation's website at www.integraresources.com to view the 2022 Sustainability Report.

The ESG Committee held two (2) meetings in 2023. The ESG Committee is composed of the following three (3) independent Directors:

  Ms. Carolyn Clark Loder (Chair);
  Ms. Anna Ladd-Kruger; and
  Mr. C.L. "Butch" Otter.

The members of the ESG Committee and their 2023 attendance are set forth in the table below:

ESG Committee Member	2023 Meeting Attendance
Carolyn Clark Loder (Chair)	2/2
Anna Ladd-Kruger	2/2
C.L. "Butch" Otter	2/2

ESG Committee Charter

Please refer to the Corporation's website at www.integraresources.com.

Relevant Education and Experience

For details regarding the relevant education and experience of each member of the ESG Committee relevant to the performance of his/her duties as a member of the ESG Committee, see "Election of Directors".

Role Descriptions

Chair of the Board

The Chair of the Board was Stephen de Jong until May 4, 2023. Since May 4, 2023, George Salamis is the Executive Chair of the Board. The Board has adopted a role description for the Chair of the Board which can be viewed in full on the Corporation's website at www.integraresources.com.

As described in the role description, the primary responsibilities of the Chair to be carried out if required with the support of the lead director, if any are (a) overseeing the Board's discharge of its duties assigned to it by law, in the constating documents of the Corporation and in the Board Mandate; (b) chairing all meetings of the Board in a manner that promotes meaningful discussion; (c) providing leadership to the Board to enhance the Board's effectiveness; (d) ensure the proper functioning of the Board; (e) assisting Board committees by (i) working with the committees appointed by the Board, so that they have a proper structure and appropriate assignments; (ii) overseeing the functions delegated to the committees and monitoring the committees' work to see that these functions are carried out and results are reported to the Board; and (iii) if appropriate, attending committee meetings; (f) acting as a liaison between the Board and management to ensure that relationships between the Board and management are conducted in a professional and constructive manner.  This involves ensuring that the conduct of Board meetings provides adequate time for serious discussion of relevant issues and that the Corporation is building a healthy governance culture; (g)              communicating with the senior management of the Corporation so that they are aware of concerns of the Board, shareholders and other stakeholders; and (h) carrying out other duties as requested by the Board, as needs and circumstances arise.

Lead Director

As of May 4, 2023, George Salamis is the Executive Chair of the Board and is not considered to be independent for the purposes of NI 58-101. As of May 4, 2023, Board appointed Stephen de Jong to serve as Lead Director of the Corporation and subsequently adopted a role description for the Lead Director which can be viewed in full on the Corporation's website at www.integraresources.com. The Lead Director is primarily responsible for supporting the Chair of the Board in the management and effective performance of the Board and for protecting the independence of the Board.

The primary responsibilities of the Lead Director include (a) presiding over regular meetings of the independent directors and, if the Chair of the Board is absent, the Board in a manner that promotes inclusive and meaningful discussion; (b) consulting with the Chair of the Board to set the agenda of meetings and incorporate input from the independent directors and senior management; (c) together with the Chair of the Board, overseeing the Board of Directors' discharge of its duties assigned to it by law, in the constating documents of the Corporation and in the Board Mandate; (d)              together with the Chair of the Board, assisting Board committees by (i) working with the committees appointed by the Board, so that they have a proper structure and appropriate assignments; (ii) overseeing the functions delegated to the committees and monitoring the committees' work to see that these functions are carried out and results are reported to the Board; and (iii) if appropriate, attending committee meetings; (e) acting as a liaison between the independent directors of the Board and management to ensure that relationships between the Board and management are conducted in a professional and constructive manner.  This involves ensuring that the conduct of Board meetings provides adequate time for serious discussion of relevant issues and that the Corporation is building a healthy governance culture; (f) communicating with the senior management of the Corporation so that they are aware of concerns of the independent directors of the Board, shareholders and other stakeholders; and (g) carrying out other duties as requested by the independent directors of the Board, as needs and circumstances arise.

Chief Executive Officer

The Chief Executive Officer (the "CEO") of the Corporation was George Salamis until May 4, 2023. On May 4, 2023, Jason Kosec was appointed as CEO. The CEO's primary role is to manage the Corporation in an effective, efficient and forward-looking way and to fulfil the priorities, goals and objectives determined by the Board in the context of the Corporation's strategic plans, budgets and responsibilities set out below, with a view to increasing shareholder value and maximizing the Corporation's long-term success.

Without limitation to the foregoing, the Chief Executive Officer is responsible for (a) overseeing that the day-to-day business affairs of the Corporation are appropriately managed and taking steps to maintain and enhance an effective senior management team reporting to the CEO; (b) maintaining and developing the Corporation's role as a leading mining company; (c) formulating, and presenting to the Board for approval, long-term business plans, strategies and policies having the objective of maximizing the Corporation's long-term success and the creation of Shareholder value; (d) developing and recommending to the Board annual business plans and budgets that support the Corporation's long-term business plans and strategies; (e) providing high-level policy options, orientations and discussions for consideration by the Board; (f) identifying and managing business risks faced by the Corporation, including overseeing the design and implementation of appropriate systems and procedures to effectively monitor, manage and mitigate such risks; (g) maintaining existing, and developing new, strategic alliances and considering possible merger or acquisition transactions with other mining companies which will be constructive for the Corporation's business and will help enhance Shareholder value; (h) providing quality leadership to the Corporation's employees and ensuring that the Corporation's human resources are managed properly; (i) complying at all times with laws and the Corporation's Code of Business Conduct and Ethics and ensuring a culture of high ethics exists throughout the organization; (j) maintaining a positive work climate that is conducive to attracting, retaining and motivating a diverse group of top-quality employees at all levels; (k) providing support, co-ordination and guidance to executive officers and senior management of the Corporation; (l) evaluating the performance of senior management of the Corporation and making recommendations with respect to their compensation; (m) serving as the Corporation's principal spokesperson and ensuring that information communicated to the public fairly portrays the position of the Corporation and that timely and continuous disclosure obligations of the Corporation are met, in accordance with applicable securities laws; (n) representing the Corporation in a such a way so as to enhance and maintain the Corporation's reputation and to promote positive relationships with shareholders, suppliers, strategic partners, creditors, financial institutions, local communities, the media and government; (o)              acting as an entrepreneur and innovator within the strategic goals of the Corporation; (p) providing timely strategic, operational and reporting information to the Board and implementing its decisions in accordance with good governance, with the Corporation's policies and procedures, and within budget; (q) ensuring appropriate governance skills development and resources are made available to the Board; (r) in consultation with the Chair of the Board (i) preparing the agenda of Board meetings and ensuring pre-meeting material is distributed in a timely manner and is appropriate in terms of relevance, efficient format and detail; (ii) adopting procedures to ensure that the Board can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings; (iii) ensuring meetings are appropriate in terms of frequency, length and content; (iv) ensuring that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board; (v) ensuring that a succession planning process is in place to appoint the succeeding Chief Executive Officer, when necessary; (vi) working with the Chair of the Board and the Nomination and Corporate Governance Committee to approach potential candidates once potential candidates are identified and to explore their interest in joining the Board; and (vii) otherwise assisting the Chair of the Board to coordinate management of the Board; (s) ensuring that the relationships between the Board and management are conducted in a professional and constructive manner; and (t) fulfilling all other responsibilities as assigned by the Board, in the manner expected by the Board.

Please refer to the Corporation's website at www.integraresources.com.

Chair of Board Committee

The following are the Chairs of the Corporation's Board committees:

  Ms. Anna Ladd-Kruger, Audit Committee;
  Mr. Timo Jauristo, Compensation Committee;
  Mr. Stephen de Jong, Nomination and Corporate Governance Committee;
  Mr. Eric Tremblay, Technical and Safety Committee; and
  Ms. Carolyn Clark Loder, ESG Committee.

In 2021, the Board adopted a Chair of Board Committee role description which can be viewed in full on the Corporation's website at www.integraresources.com.

The responsibilities of the chairs of the Corporation's Board committees are (a) overseeing the Committee's discharge of its duties assigned to it by law, in the constating documents of the Corporation and in the Committee charter; (b) chairing all meetings of the Committee in a manner that promotes inclusive and meaningful discussion; (c) providing leadership to the Committee to enhance the Committee's effectiveness, including (i) ensuring that the responsibilities of the Committee are well understood by both the Committee and management, and that the boundaries between Committee and management responsibilities are clearly understood and respected to facilitate independent functioning and maintain an effective relationship between the Committee and  management; (ii) ensuring that the Committee works as a cohesive team with open communication; (iii) ensuring that the resources available to the Committee (in particular timely and relevant information) are adequate to support its work; (d) ensure the proper functioning of the Committee, as it relates to (i) preparing the agenda of the Committee meetings and providing adequate advanced notice of meetings; (ii) adopting procedures to ensure that the Committee can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings; (iii) ensuring Committee meetings are appropriate in terms of frequency, length and content; (iv) ensuring that the functions of the Committee are carried out and results are reported to the Board; (e) acting as a liaison between the Committee and management to ensure that relationships between the Committee and management are conducted in a professional and constructive manner. This involves ensuring that the conduct of Committee meetings provides adequate time for serious discussion of relevant issues; (f) communicating with the Chair of the Board so that they are aware of concerns of the Committee; and (g) carrying out other duties as requested by the Board, as needs and circumstances arise.

Corporate Governance Policies

The Corporation, Board and employees of the Corporation have adopted corporate governance policies which are considered central to the effective and efficient operation of the Corporation. These corporate governance policies include:

  Code of Business Conduct and Ethics;
  Communications and Corporate Disclosure Policy;
  Insider Trading Policy;
  Safety, Environmental and Social Responsibility Policy;
  Whistle Blower Policy;
  Workplace Bullying and Harassment Policy;
  Workplace Bullying and Harassment Policy Reporting and Investigation Procedures;
  Information Technology Policy;
  Diversity and Inclusion Policy;
  Investment Policy;
  Documents Safeguard and Retention Policy;

  Equity Ownership Policy;
  Anti-Bribery and Anti-Corruption Policy; and
  Compensation Recovery Policy.

A copy of each policy can be obtained by emailing the Corporation at info@integraresources.com.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the "Code") that is intended to document the principles of conduct and ethics to be followed by the Board, Management, employees and consultants of the Corporation. Its purpose is to (i) promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict; (iii) promote full, fair, accurate, timely and understandable disclosure in reports and documents that Integra files with, or submits to, the securities regulators and in other public communications made by the Corporation; (iv) promote compliance with applicable governmental laws, rules and regulations; (v) promote the prompt internal reporting to an appropriate person of violations of the Code; (vi) promote accountability for adherence to the Code; (vii) provide guidance to employees, officers and directors to help them recognize and deal with ethical issues; (viii) provide mechanisms to report unethical conduct; and (ix) help foster culture of honesty and accountability.

The Corporation expects all of its employees, officers and Directors to comply at all times with the principles in the Code and to support others in doing so. All employees, officers and Directors are required to sign an annual acknowledgement agreeing to adhere to the Code and to confirm that they have not violated nor are aware of any violations of the Code. Furthermore, employees with executive or managerial responsibilities must ensure that the Code is communicated to and understood by employees reporting to him or her.

In the event that an individual violates this Code, corporate policies and procedures, or any of the laws that govern the Corporation's business, the Corporation will take immediate and appropriate action up to and including termination of employment, claims for reimbursement of losses or damages and reference to criminal authorities.

Directors, officers and employees have a responsibility to immediately report to management any activity that (i) he or she believes contravenes the law; (ii) represents a breach of the Code; (iii) represents a misuse of the Corporation's funds or assets; or (iv) represents a danger to the health and safety of the Corporation's employees, contractors or public, or to the environment. Directors, officers and employees are also responsible for helping to identify and raise potential issues before they arise.

Anyone who becomes aware of any existing or potential violation of the Code is asked to promptly notify his or her supervisor.  If reporting to a supervisor is not practical or if this does not resolve the issue, employees may take their concern to the Chief Financial Officer or Chair of the Audit Committee.

With respect to conflicts of interest, the Code states that officers and employees shall not accept an appointment to a board of directors, standing committee or similar body of a public or private company or organization (other than industry, professional, social, charitable, educational, religious or political organization) without prior approval of the President of the Corporation or the Board of Directors, as applicable, to ensure that no possible conflict of interest might result from the acceptance of such an appointment.

In the event that any potential conflict of interest arises and the individual involved is an employee of the Corporation, the individual involved must immediately notify their immediate supervisor and the Audit Committee. If such individual is a director of the Corporation, the Chair of the Board or, in the absence of a Chair, all of the members of the Board must be immediately notified. If the conflicted individual is the Chair of the Board of Directors, then all of the members of the Board must be notified.

All reports made under the Code are treated in confidence and involve only those individuals necessary to conduct an investigation into the matter. The Chief Financial Officer and the Audit Committee retain, on a confidential basis, any complaints received for a period of six years.

The Code of Business Conduct and Ethics is reviewed on an annual basis by the Audit Committee.

A copy of the Code of Business Conduct and Ethics can be found on SEDAR+ at www.sedarplus.ca and on the Corporation's website at www.integraresources.com.

Diversity and Inclusion Policy

Diversity, including the level of representation of women on the Board, is one factor which the Nomination and Corporate Governance Committee takes into consideration in identifying and nominating candidates for election or reelection to the Board. However, the Nomination and Corporate Governance Committee evaluates potential nominees to the Board by reviewing the qualifications of prospective nominees to determine their relevance and particular skill set having regard to the then-current Board composition and the anticipated skills required to supplement and round out the capabilities of the Board.

The Corporation believes that potential candidates for executive officer positions should be evaluated based on his or her individual skills and experience and while the Corporation considers diversity, including the level of representation of women, the Corporation is committed to offering equal employment opportunities based upon an individual's qualifications and performance.

The Diversity and Inclusion Policy does not mandate quotas based on any specific area of diversity including gender.

As part of its strategy to recruit and maintain a diversified organization, the Corporation will (i) promote diversity within its team, with particular emphasis on gender diversity; (ii) promote the contribution of women to the success of the organization; (iii) assist in the development of women within the organization through training, inside sponsorship and outside mentoring; (iv) actively participate in internal and external initiatives to promote diversity in its industry with specific focus on gender diversity; and (v) provide work environment that accommodates family and work life balance, while maintaining a high achievement culture.

The Board, with the assistance of the ESG Committee, will proactively monitor the Corporation's performance in meeting the standards outlined in the Corporation's Diversity and Inclusion Policy. This will include an annual review of any diversity initiatives established by management and the Board, and progress in achieving them.

As of the date of this Circular, women comprise 33% of the Board. The following table outlines the composition of the Board by gender:

Women	3	33%
Men	6	67%
Total	9	100%

In August 2021, the Corporation held its first Women of Integra event. This event was attended by female Directors, officers, and employees from the Vancouver office, Boise office and site. The Corporation continues to hold these events quarterly to foster an inclusive environment and encourage development and mentorship of the women working within the Corporation.

As of the date of this Circular, women represent 42% of the Corporation's employees.

Insider Trading Policy

The rules and procedures outlined in the Insider Trading Policy have been implemented in order to prevent improper trading in the securities of the Corporation or of companies with which the Corporation (or one or more of its subsidiaries) has a significant business relationship or with which the Corporation (or one or more of its subsidiaries) is proposing to enter into a business transaction.

It is the personal responsibility of each Director, officer and employee of the Corporation and its subsidiaries to ensure that, when they trade or propose to trade in the Corporation's securities or the securities of publicly traded companies with which the Corporation has business dealings, they comply with all applicable insider trading restrictions, including those referred to in the Policy.

The Insider Trading Policy extends to all employees and officers of the Corporation and its subsidiaries, their respective Boards of Directors, and those authorized to speak on the Corporation's behalf.

The Insider Trading Policy supplements, and does not replace, applicable securities laws in respect of insider trading.

If an employee or officer of the Corporation fails to observe these this policy, the Corporation may take disciplinary action, which could result in termination of employment or implementation of a probationary period. The Corporation is also entitled to pursue legal remedies through the courts. If appropriate, the Corporation will also report the matter to the appropriate regulatory authorities, which may result in a wide range of penalties, including: (a) fines and penal sanctions; (b) civil actions for damages; (c) an accounting to the Corporation for any benefit or advantage received; and (d) administrative sanctions by securities commissions, such as cease trade orders and removal of exemptions.

Anti-Bribery and Anti-Corruption Policy

The Board adopted an Anti-Bribery and Anti-Corruption Policy in 2021.

The Board adopted an Anti-Bribery and Anti-Corruption Policy that is designed to educate, provide knowledge and guidance to the Corporation's personnel and agents on the giving or receiving of bribes. The definition of a bribe is very broad and potentially captures any payment or gift, given or received, that is not permitted or required by local law.

The applicable anti-bribery and anti-corruption laws prohibit companies from directly or indirectly making improper payments or gifts. It is the policy of the Corporation to comply strictly with all applicable laws and regulations.

The Corporation adheres to best practices with respect to anti-corruption behaviour, and therefore it has a zero tolerance policy for bribery and corruption by employees, officers, directors, agents, consultants and contractors of the Corporation.

The Corporation will conduct anti-bribery and anti-corruption training on an annual basis and all Corporation personnel and agents will be required to attend such training. The Corporation may also conduct training more frequently when there are changes to the applicable laws or when deemed that such interim training is necessary.

If any of the Corporation's personnel or agent fails to comply with Anti-Bribery and Anti-Corruption Policy, such personnel or agent may be subject to disciplinary action, including, where appropriate, immediate termination.

Compensation Recovery Policy

Please refer to "Compensation Recovery Policy" in the "Components of the Compensation Program" section above for details of the Compensation Recovery Policy adopted by the Corporation in 2021 and amended in 2023.

PART 7: OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No Director, executive officer, or employee of the Corporation or any of its subsidiaries, former Director, executive officer, or employee of the Corporation or any of its subsidiaries, proposed nominee for election as Director of the Corporation, or any associate of any of the foregoing, (i) has been or is indebted to the Corporation or any of its subsidiaries, at any time during its last completed fiscal year, or (ii) has had any indebtedness to another entity at any time during its last completed fiscal year which has been the subject of a guarantee, support agreement, letter of credit, or other similar arrangement provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as stated herein, no informed person, Director, executive officer, nominee for Director, nor any associate or affiliate of such persons, has any material interest, direct or indirect, in any transactions since commencement of the Corporation's most recently completed financial year or in any proposed transactions which has materially affected or would materially affect the Corporation or its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as stated herein, no person who was a Director or executive officer of the Corporation since the beginning of the Corporation's most recently completed financial year, nominee for Director, nor any associate or affiliate of such persons, has a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any item of business to be acted upon at the Meeting, other than the election of Directors and the approval of the Amended Plan.

MANAGEMENT CONTRACTS

The management functions of Integra are performed by the Corporation's executive officers and Integra has no management agreements or arrangements under which such management functions are performed by persons other than the executive officers of Integra.

ADDITIONAL INFORMATION

Additional information concerning the Corporation can be found on SEDAR+ at www.sedarplus.ca and on the Corporation's website at www.integraresources.com.

Financial information relating to the Corporation is provided in the Corporation's audited financial statements and the management discussion and analysis ("MD&A") for the year ended December 31, 2023. Shareholders may download the financial statements and MD&A from SEDAR+ (www.sedarplus.ca) or contact the Corporation directly to request copies of the financial statements and MD&A by: (i) mail to 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6; or (ii) e-mail to leanne@integraresources.com. Additional information concerning the Corporation may be obtained by any Shareholder free of charge through the Corporation's website at www.integraresources.com or by contacting the Corporation at 604-416-0576.

DATED at Vancouver, British Columbia this 2nd day of May 2024.

BY ORDER OF THE BOARD

"Jason Kosec"

Jason Kosec
President and Chief Executive Officer

SCHEDULE "A"

INTEGRA RESOURCES CORP.

AMENDED AND RESTATED

EQUITY INCENTIVE PLAN

May 2, 2024

PART 1
PURPOSE

1.1 Purpose

The purpose of this Plan is to secure for the Company and its shareholders the benefits inherent in share ownership by the employees, consultants and directors of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that equity incentive plans of the nature provided for herein: (a) aid in retaining and encouraging individuals of exceptional ability because of the opportunity offered to them to acquire a proprietary interest in the Company; and (b) promote a greater alignment of interests between such persons and shareholders of the Company.

1.2 Available Awards

Awards that may be granted under this Plan include:

(a) Options;

(b) Restricted Share Units; and

(c) Deferred Share Units.

1.3 Purchase Program

Program Shares may also be purchased by Eligible Employees pursuant to the Purchase Program under this Plan.

PART 2
INTERPRETATION

2.1 Definitions

(a) "Affiliate" has the meaning set forth in the Exchange's Corporate Finance Manual.

(b) "Award" means any right granted under this Plan, including Options, Restricted Share Units and Deferred Share Units.

(c) "Base Compensation" has the meaning set forth in Section 5.2 of this Plan.

(d) "BCBCA" means the Business Corporations Act (British Columbia).

(e) "Blackout Period" means an interval of time during which the Company has determined, pursuant to the Company's internal trading policies, that one or more Participants may not trade any securities of the Company because they may be in possession of undisclosed material information pertaining to the Company, or otherwise prohibited by law from trading any securities of the Company.

(f) "Board" means the board of directors of the Company.

(g) "Cashless Exercise Right" has the meaning set forth in Section 3.6 of this Plan.

(h) "Change of Control" means, in respect of the Company:

(i) if, as a result of or in connection with the election of directors, the people who were directors (or who were entitled under a contractual arrangement to be directors) of the Company before the election cease to constitute a majority of the Board, unless the directors have been nominated by management, corporate investors, or approved of by a majority of the previously serving directors;

(ii) any transaction at any time and by whatever means pursuant to which any Person or any group of two or more Persons acting jointly or in concert as a single control group or any affiliate (other than a wholly-owned subsidiary of the Company or in connection with a reorganization of the Company) or any one or more directors thereof hereafter "beneficially owns" (as defined in the BCBCA) directly or indirectly, or acquires the right to exercise control or direction over, voting securities of the Company representing 50% or more of the then issued and outstanding voting securities of the Company, as the case may be, in any manner whatsoever;

(iii) the sale, assignment, lease or other transfer or disposition of more than 50% of the assets of the Company to a Person or any group of two or more Persons acting jointly or in concert (other than a wholly-owned subsidiary of the Company or in connection with a reorganization of the Company);

(iv) the occurrence of a transaction requiring approval of the Company's shareholders whereby the Company is  acquired through consolidation, merger, exchange of securities involving all of the Company's voting securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any Person or any group of two or more Persons acting jointly or in concert (other than a short-form amalgamation of the Company or an exchange of securities with a wholly-owned subsidiary of the Company or a reorganization of the Company); or

(v) any sale, lease, exchange, or other disposition of all or substantially all of the assets of the Company other than in the ordinary course of business.

For the purposes of the foregoing, "voting securities" means Shares and any other shares entitled to vote for the election of directors and shall include any securities, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities.

(i) "Code" means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding guidance thereunder.

(j) "Committee" has the meaning set forth in Section 9.1.

(k) "Company" means Integra Resources Corp.

(l) "Compensation" means total compensation received by a Participant from the Company or a subsidiary in accordance with the terms of employment during the applicable payroll period.

(m) "Consultant" has the meaning set forth in the Exchange's Corporate Finance Manual and (i) are natural persons; (ii) provide bona fide services to the Company; and (iii) such services are not in connection with the offer or sale of securities in capital-raising transactions, and do not directly or indirectly promote or maintain a market for the Company's securities.

(n) "Deferred Payment Date" for a Participant means the date after the Restricted Period in respect of Restricted Share Units which is the earlier of (i) the date which the Participant has elected to defer receipt of the underlying Shares in accordance with Section 4.5 of this Plan; and (ii) the Participant's Separation Date.

(o) "Deferred Share Unit" means a right granted to a Participant  by the Company as compensation for employment or consulting services as a Director or Officer, to receive, for no additional cash consideration, Shares of the Company on a deferred basis that, upon vesting, may be paid in cash or Shares of the Company in accordance with Section 5.8 of this Plan.

(p) "Deferred Share Unit Grant Date" has the meaning set forth in Section 5.2 of this Plan.

(q) "Deferred Share Unit Grant Letter" has the meaning set forth in Section 5.4 of this Plan.

(r) "Designated Affiliate" means subsidiaries of the Company and any Person that is an Affiliate of the Company, in each case designated by the Committee from time to time as a Designated Affiliate for purposes of this Plan.

(s) "Director Retirement" in respect of a Participant, means the Participant ceasing to hold any directorships with the Company, any Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada) after attaining a stipulated age in accordance with the Company's normal retirement policy, or earlier with the Company's consent.

(t) "Director Termination" means the removal of, resignation or failure to re-elect an Eligible Director (excluding a Director Retirement) as a director of the Company, a Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada).

(u) "Discounted Market Price" has the meaning set forth in the Exchange's Corporate Finance Manual.

(v) "Disinterested Shareholder Approval" means a majority of the votes attached to Shares held by shareholders of the Company, but excluding those persons with an interest in the subject matter of the resolution, as set out in the Exchange's Corporate Finance Manual.

(w) "Effective Date" has the meaning set forth in Section 8.9.

(x) "Eligible Consultant" means Consultants who are entitled to receive equity incentives pursuant to the rules of the Exchange.

(y) "Eligible Director" means a director of the Company or any Designated Affiliate who is, as such, eligible for participation in this Plan.

(z) "Eligible Employees" means employees (including officers) of the Company or any Designated Affiliate thereof, whether or not they have a written employment contract with Company, determined by the Committee.

(aa) "Eligible Person" means an Eligible Employee, Eligible Consultant or Eligible Director.

(bb) "Employer Contribution" means, in respect of a Program Participant, an amount equal to, at the Board's sole option, up to 100% of the Program Shares purchased under the Purchase Program by the Program Agent on behalf of the Program Participant for the applicable payroll period.

(cc) "Employer Shares" has the meaning set forth in Section 6.20 of this Plan.

(dd) "Exchange" means the TSX Venture Exchange, or any successor principal Canadian stock exchange upon which the Shares may become listed.

(ee) "Fair Market Value" with respect to one Share as of any date shall mean (i) if the Shares are listed on an Exchange, the price of one Share at the close of the regular trading session of such Exchange on the last trading day prior to such date; and (ii) if the Shares are not listed on an Exchange, the fair market value as determined in good faith by the Board, through the exercise of a reasonable application of a reasonable valuation method in accordance with the requirements of Section 409A of the Code and applicable regulations and guidance thereunder.

(ff) "Incentive Stock Option" means an Option granted under the Plan that is designated, in the applicable stock option agreement or the resolutions under which the Option grant is authorized, as an "incentive stock option" with the meaning of Section 422 of the Code and otherwise meets the requirements to be an "incentive stock option" set forth in Section 422 of the Code.

(gg) "Insider" has the meaning set forth in the Exchange's Corporate Finance Manual.

(hh) "Investor Relations Service Provider" has the meaning set forth in the Exchange's Corporate Finance Manual.

(ii) "Market Price" has the meaning set forth in the Exchange's Corporate Finance Manual, or such other calculation of market price as may be determined by the Board.

(jj) "Net Exercise Right" has the meaning set forth in Section 3.5 of this Plan.

(kk) "Non-qualified Stock Option" means an Option granted under the Plan that is not an Incentive Stock Option.

(ll) "Option" means an option granted under the terms of this Plan, including Incentive Stock Options and Non-qualified Stock Options.

(mm) "Option Period" means the period during which an Option is outstanding.

(nn) "Option Shares" has the meaning set forth in Section 3.5 of this Plan.

(oo) "Optionee" means an Eligible Person to whom an Option has been granted under the terms of this Plan.

(pp) "Original Plan" has the meaning set forth in Section 8.1 of this Plan.

(qq) "Participant" means an Eligible Person who participates in this Plan.

(rr) "Person" includes any individual and any corporation, company, partnership, governmental authority, joint venture, association, trust, or other entity.

(ss) "Plan" means this Equity Incentive Plan, as it may be amended and restated from time to time.

(tt) "Program Participant" means an Eligible Employee who participates in the Purchase Program.

(uu) "Program Shares" means Shares purchased pursuant to the Purchase Program.

(vv) "Program Agent" means the agent appointed by the Company from time to time to administer the Purchase Program.

(ww) "Purchase Program" means the purchase program for Eligible Employees to purchase Program Shares as set out herein.

(xx) "Redemption Notice" means a written notice by a Participant, or the administrator or liquidator of the estate of a Participant, to the Company stating a Participant's request to redeem his or her Restricted Share Units or Deferred Share Units.

(yy) "Restricted Period" means any period of time that a Restricted Share Unit is not vested and the Participant holding such Restricted Share Unit remains ineligible to receive the relevant Shares or cash in lieu thereof, determined by the Board in its absolute discretion, and with respect to U.S. Taxpayers the Restricted Share Units remain subject to a substantial risk of forfeiture within the meaning of Section 409A of the Code, however, such period of time and, with respect to U.S. Taxpayers the substantial risk of forfeiture, may be reduced or eliminated from time to time and at any time and for any reason as determined by the Board, including, but not limited to, circumstances involving death or disability of a Participant.

(zz) "Restricted Share Unit" has the meaning set forth in Section 4.1 of this Plan.

(aaa) "Restricted Share Unit Grant Letter" means a right granted to a Participant by the Company as compensation for employment or consulting services or services as a Director or  Officer, to receive, for no additional consideration, Shares of the Company upon specified vesting criteria being satisfied and which may provide that, upon vesting, the Award may be paid in cash or Shares in accordance with Section 4.12 of this Plan.

(bbb) "Retirement" in respect of an Eligible Employee, means the Eligible Employee ceasing to hold any employment with the Company or any Designated Affiliate after attaining a stipulated age in accordance with the Company's normal retirement policy, or earlier with the Company's consent.

(ccc) "Retirement Date" means the date that a Participant ceases to hold any employment (including any directorships) with the Company or any Designated Affiliate pursuant to such Participant's Retirement or Termination

(ddd) "Separation Date" means the date that a Participant ceases to be an Eligible Person.

(eee) "Separation from Service" has the meaning ascribed to it under Section 409A of the Code.

(fff) "Shares" means the common shares of the Company.

(ggg) "Specified Employee" means a U.S. Taxpayer who meets the definition of "specified employee", as defined in Section 409A(a)(2)(B)(i) of the Internal Revenue Code.

(hhh) "Tax Obligations" means the amount of all withholding required under any governing tax law with respect to the payment of any amount with respect to the redemption of a Restricted Share Unit or Deferred Share Unit, including amounts funded by the Company on behalf of previous withholding tax payments and owed by the Participant to the Company or with respect to the exercise of an Option, as applicable.

(iii) "Termination" means the termination of the employment (or consulting services) of an Eligible Employee or Eligible Consultant with or without cause by the Company or a Designated Affiliate or the cessation of employment (or consulting services) of the Eligible Employee or Eligible Consultant with the Company or a Designated Affiliate as a result of resignation or otherwise, other than the Retirement of the Eligible Employee.

(jjj) "Trading Day" means a day on which the Shares are traded on the Exchange or, in the event that the Shares are not traded on the Exchange, such other stock exchange on which the Shares are then traded.

(kkk) "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

(lll) "U.S. Taxpayer" means a Participant who is a U.S. citizen, U.S. permanent resident or other person who is subject to taxation on their income under the United States Internal Revenue Code of 1986, as amended.

(mmm) "VWAP" means the volume weighted average trading price of the Shares on the Exchange calculated by dividing the total value by the total volume of such securities traded for the five Trading Days immediately preceding the applicable reference date.

2.2 Interpretation

(a) This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(b) Whenever the Board or Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term "discretion" means the sole and absolute discretion of the Board or Committee.

(c) As used herein, the terms "Part" or "Section" mean and refer to the specified Part or Section of this Plan, respectively.

(d) Where the word "including" or "includes" is used in this Plan, it means "including (or includes) without limitation".

(e) Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(f) Unless otherwise specified, all references to money amounts are to Canadian dollars.

PART 3
STOCK OPTIONS

3.1 Participation

The Company may from time to time grant Options to Participants pursuant to this Plan.

3.2 Price

The exercise price per Share of any Option shall be not less than 100% of the Market Price on the date of grant, provided that with respect to an Option granted to a U.S. Taxpayer, the exercise price per Share shall not be less than the Fair Market Value on the date of grant of the Option. Notwithstanding the foregoing, and provided that the minimum exercise price is not less than the Discounted Market Price, the Company may designate an exercise price less than the Fair Market Value on the date of grant if the Option: (i) is granted in substitution of a stock option previously granted by an entity that is acquired by or merged with the Company or an Affiliate, or (ii) otherwise is structured to be exempt from, or to comply with, Section 409A of the Code, in the case of Options awarded to U.S. Taxpayers.

3.3 Grant of Options

The Board, on the recommendation of the Committee, may at any time authorize the granting of Options to such Participants as it may select for the number of Shares that it shall designate, subject to the provisions of this Plan. The date of grant of an Option shall, unless otherwise determined by the Board, be (i) the date such grant was approved by the Committee for recommendation to the Board, provided the Board approves such grant; or (ii) for a grant of an Option not approved by the Committee for recommendation to the Board, the date such grant was approved by the Board.

Each Option granted to a Participant shall be evidenced by a stock option agreement with terms and conditions consistent with this Plan and as approved by the Board on the recommendation of the Committee (which terms and conditions need not be the same in each case and may be changed from time to time, subject to Section 8.10 of this Plan, and the approval of any material changes by the Exchange or such other exchange or exchanges on which the Shares are then traded).

3.4 Terms of Options

The Option Period shall be five years from the date such Option is granted or such greater duration, up to a maximum of ten years from the date of grant, or lesser duration as the Board, on the recommendation of the Committee, may determine at the date of grant, and may thereafter be reduced with respect to any such Option as provided in Section 3.6 hereof covering termination of employment or engagement of the Optionee or death of the Optionee; provided, however, that at any time the expiry date of the Option Period in respect of any outstanding Option under this Plan should be determined to occur during a Blackout Period imposed by the Company, the expiry date of such Option Period shall be deemed to be the date that is the tenth business day following the expiry of the Blackout Period.

Unless otherwise determined from time to time by the Board, and subject to the rules and policies of the Exchange, on the recommendation of the Committee, Options shall vest and may be exercised (in each case to the nearest full Share) during the Option Period as follows:

(a) for an Eligible Employee, annually over a thirty-six-month period, with one-third of the Options vesting on the date which is twelve months after grant, and an additional one-third each twelve months thereafter; and

(b) for an Eligible Director, annually over a twenty-four-month period, with one-third of the Options vesting on the date of grant, and an additional one-third each twelve months thereafter.

Options granted to any Investor Relations Service Providers must vest in stages over a period of not less than twelve months, in accordance with the vesting restrictions set out in Section 4.4(c) of Exchange Policy 4.4.

Except as set forth in Section 3.6, no Option may be exercised unless the Optionee is at the time of such exercise:

(a) in the case of an Eligible Employee, in the employ of the Company or a Designated Affiliate and shall have been continuously so employed or retained since the grant of the Option;

(b) in the case of an Eligible Consultant, a Consultant of the Company or a Designated Affiliate and shall have been such a Consultant continuously since the grant of the Option; or

(c) in the case of an Eligible Director, a director of the Company or a Designated Affiliate and shall have been such a director continuously since the grant of the Option.

The exercise of any Option will be contingent upon the Optionee having entered into a stock option agreement with the Company on such terms and conditions as have been approved by the Board, on the recommendation of the Committee, and which incorporates by reference the terms of this Plan. The exercise of any Option will, subject to Section 3.5, also be contingent upon receipt by the Company of cash payment of the full purchase price of the Shares being purchased.

An Exchange four month hold period will be imposed from the date of grant of the Option on all Options awarded to Insiders of the Company and on all Options for which the exercise price per Share of any Option is based on a discount to the Market Price.

Shares issuable upon exercise of the Options may be subject to a hold period or trading restrictions.  In addition, no Optionee who is resident in the U.S. may exercise Options unless the Shares to be issued upon exercise of the Options are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

3.5 Net Exercise Right

Subject to the rules and policies of the Exchange, and except with respect to Incentive Stock Options awarded to U.S. Taxpayers and Options held by Investor Relations Service Providers, Participants have the right (the "Net Exercise Right"), in lieu of the right to exercise an Option, to terminate such Option in whole or in part by notice in writing delivered by the Participant to the Company electing to exercise the Net Exercise Right and, in lieu of receiving the Shares to which such terminated Option relates, to receive the number of Shares (the "Option Shares"), disregarding fractions, which is equal to the quotient obtained by dividing:

(a) the product of the number of Options being exercised multiplied by the difference between the VWAP of the Shares on the date of exercise and the exercise price; by

(b) the VWAP of the Shares on the date of exercise,

and, where the Participant is subject to the Income Tax Act (Canada) in respect of the Option, the Company shall make the election provided for in subsection 110(1.1) of the Income Tax Act (Canada). For greater certainty, the number of Shares determined by the above formula may be reduced by that amount of Tax Obligations applicable to the receipt of the Option Shares.

If a Participant exercises a Net Exercise Right in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable under this Plan.

3.6 Cashless Exercise Right

Subject to the rules and policies of the Exchange and the provisions of this Plan, the Board may determine in its discretion to grant a Participant the right to exercise an Option on a "cashless exercise" basis, on such terms and conditions as the Board may determine in its discretion (including with respect to the withholding and remittance of taxes imposed under applicable law) (the "Cashless Exercise Right").

Pursuant to an arrangement between the Company and a brokerage firm, the brokerage firm will loan money to a Participant to purchase the Shares underlying the Participant's Options, with the brokerage firm then selling a sufficient number of Shares to cover the exercise price of the Options in order to repay the loan made to the Participant.  The Participant will then receive the balance of Shares underlying the Participant's Options or the cash proceeds from the balance of such Shares underlying the Participant's Options. In either case, the Company shall promptly receive an amount equal to the exercise price and all applicable withholding obligations, as determined by the Company, against delivery of the Shares to settle the applicable trade.

In connection with a Cashless Exercise Right, if any, the Participant shall (i) deliver written notice to the Company electing to exercise the Cashless Exercise Right and (ii) comply with any applicable tax withholding obligations and with such other procedures and policies as the Company may prescribe from time to time, including prior written consent of the Board in connection with such exercise.

3.7 Effect of Termination of Employment or Death

If an Optionee:

(a) dies while employed by, a Consultant to or while a director of the Company or a Designated Affiliate, any Option that had vested and was held by him or her at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the Optionee's rights under the Option shall pass by the Optionee's will or applicable laws of descent and distribution. Unless otherwise determined by the Board, and subject to the rules and policies of the Exchange, on the recommendation of the Committee, all such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his or her death and only for twelve months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner;

(b) ceases to be employed by, a Consultant to or act as a director of the Company or a Designated Affiliate for cause, no Option held by such Optionee will, unless otherwise determined by the Board, on the recommendation of the Committee, and subject to the rules and policies of the Exchange, be exercisable following the date on which such Optionee ceases to be so employed or engaged; and

(c) ceases to be employed by, a Consultant to or act as a director of the Company or a Designated Affiliate for any reason other than cause then, unless otherwise determined by the Board, on the recommendation of the Committee, and subject to the rules and policies of the Exchange, any Option that had vested and is held by such Optionee at the effective date thereof shall become exercisable for a period of up to twelve months thereafter or prior to the expiration of the Option Period in respect thereof, whichever is sooner.

3.8 Reduction in Exercise Price

Disinterested Shareholder Approval (as required by the Exchange) will be obtained for any reduction in the exercise price of or extensions to any Option granted under this Plan if the holder thereof is an Insider of the Company at the time of the proposed amendment.

3.9 Change of Control

In the event of a Change of Control, all Options outstanding shall vest immediately and be settled by the issuance of Shares or cash, except Options granted to Investor Relations Service Providers, unless prior Exchange approval is obtained.

3.10 Incentive Stock Options

(a) Maximum Number of Shares for Incentive Stock Options.  The aggregate number of Shares available for Incentive Stock Options is 3,000,000, subject to adjustment pursuant to Section 8.3 of this Plan and subject to the provisions of Sections 422 and 424 of the Code; provided, however, that such aggregate number of Shares must not exceed the limits stipulated in Section 8.1.

(b) Designation of Options.  Each stock option agreement with respect to an Option granted to a U.S. Taxpayer shall specify whether the related Option is an Incentive Stock Option or a Non-qualified Stock Option.  If no such specification is made in the stock option agreement or in the resolutions authorizing the grant of the Option, the related Option will be a Non-qualified Stock Option.

(c) Special Requirements for Incentive Stock Options.  In addition to the other terms and conditions of this Plan (and notwithstanding any other term or condition of this Plan to the contrary), the following limitations and requirements will apply to an Incentive Stock Option:

(i) An Incentive Stock Option may be granted only to an employee of the Company, or an employee of a subsidiary of the Company within the meaning of Section 424(f) of the Code.

(ii) The aggregate Fair Market Value of the Shares (determined as of the applicable grant date) with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Taxpayer during any calendar year (pursuant to this Plan and all other plans of the Company and of any Parent or Subsidiary, as defined in Sections 424(e) and (f) respectively of the Code) will not exceed US$100,000 or any other limitation subsequently set forth in Section 422(d) of the Code.  To the extent that an Option that is designated as an Incentive Stock Option becomes exercisable for the first time during any calendar year for Shares having a Fair Market Value greater than US$100,000, the portion that exceeds such amount will be treated as a Non-qualified Stock Option.

(iii) The exercise price per Share payable upon exercise of an Incentive Stock Option will be not less than 100% of the Fair Market Value of a Share on the applicable grant date; provided, however, that the exercise price per Share payable upon exercise of an Incentive Stock Option granted to a U.S. Taxpayer who is a 10% Shareholder (within the meaning of Sections 422 and 424 of the Code) on the applicable grant date will be not less than 110% of the Fair Market Value of a Share on the applicable grant date.

(iv) No Incentive Stock Option may be granted more than 10 years after the earlier of (i) the date on which this Plan, or an amendment and restatement of the Plan, as applicable, is adopted by the Board; or (ii) the date on which this Plan, or an amendment and restatement of this Plan, as applicable, is approved by the shareholders of the Company.

(v) An Incentive Stock Option will terminate and no longer be exercisable no later than 10 years after the applicable date of grant; provided, however, that an Incentive Stock Option granted to a U.S. Taxpayer who is a 10% Shareholder (within the meaning of Sections 422 and 424 of the Code) on the applicable grant date will terminate and no longer be exercisable no later than 5 years after the applicable grant date.

(vi) An Incentive Stock Options shall be exercisable in accordance with its terms under the Plan and the applicable stock option agreement and related exhibits and appendices thereto.  However, in order to retain its treatment as an Incentive Stock Option for U.S. federal income tax purposes, the Incentive Stock Option must be exercised within the time periods set forth below.  The limitations below are not intended to, and will not, extend the time during which an Option may be exercised pursuant to the terms of such Option.

(A) For Incentive Stock Option treatment, if a U.S. Taxpayer who has been granted an Incentive Stock Option ceases to be an employee due to the disability of such U.S. Taxpayer (within the meaning of Section 22(e) of the Code), such Incentive Stock Option must be exercised (to the extent such Incentive Stock Option is exercisable pursuant to its terms) by the date that is one year following the date of such disability (but in no event beyond the term of such Incentive Stock Option).

(B) For Incentive Stock Option treatment, if a U.S. Taxpayer who has been granted an Incentive Stock Option ceases to be an employee for any reason other than the death or disability of such U.S. Taxpayer, such Incentive Stock Option must be exercised (to the extent such Incentive Stock Option otherwise is exercisable pursuant to its terms) by such U.S. Taxpayer within three months following the date of termination (but in no event beyond the term of such Incentive Stock Option).

(C) For purposes of this Section 3.10(c)(vi), the employment of a U.S. Taxpayer who has been granted an Incentive Stock Option will not be considered interrupted or terminated upon (a) sick leave, military leave or any other leave of absence approved by the Company that does not exceed three months; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such three month limitation will not apply, or (b) a transfer from one office of the Company (or of any Subsidiary) to another office of the Company (or of any Subsidiary) or a transfer between the Company and any Subsidiary.

(vii) An Incentive Stock Option granted to a U.S. Taxpayer may be exercised during such U.S. Taxpayer's lifetime only by such U.S. Taxpayer.

(viii) An Incentive Stock Option granted to a U.S. Taxpayer may not be transferred, assigned, pledged, hypothecated or otherwise disposed of by such U.S. Taxpayer, except by will or by the laws of descent and distribution.

(ix) In the event the Plan is not approved by the shareholders of the Company in accordance with the requirements of Section 422 of the Code within twelve months of the date of adoption of the Plan, Options otherwise designated as Incentive Stock Options will be Non-qualified Stock Options.

(x) The Company shall have no liability to a U.S. Taxpayer or any other party if any Option (or any part thereof) intended to be an Incentive Stock Option is not an Incentive Stock Option

PART 4
RESTRICTED SHARE UNITS

4.1 Participants

Subject to the restriction in Section 8.1(c), the Board, on the recommendation of the Committee, may grant, in its sole and absolute discretion, to any Participant, rights to receive any number of fully paid and non-assessable Shares ("Restricted Share Units") as a discretionary payment in consideration of past services to the Company or as an incentive for future services, subject to this Plan and with such additional provisions and restrictions as the Board may determine.

4.2 Maximum Number of Shares

The aggregate maximum number of Shares available for issuance from treasury underlying Restricted Shares Units under this Plan, subject to adjustment pursuant to Section 8.3 and subject to the limits stipulated in Section 8.1, shall not exceed 4,000,000 Shares. Any Shares subject to a Restricted Share Unit which has been granted under the Plan and which has been cancelled or terminated in accordance with the terms of the Plan without the applicable Restricted Period having expired will again be available under the Plan.

Such aggregate maximum number of Shares subject to Restricted Share Units which have been granted under this Plan shall be subject to the approval of the disinterested shareholders of the Company to be given by a resolution passed at a meeting of the shareholders of the Company and acceptance by the Exchange or any regulatory authority having jurisdiction over the securities of the Company.

The aggregate maximum number of Shares underlying Restricted Share Units and Deferred Share Units under this Plan that may be issued to any one Participant: (i) at the time of grant shall not exceed 1% of the Company's issued and outstanding Shares; and (ii) within a twelve-month period shall not exceed 2% of the Company's issued and outstanding Shares.

4.3 Restricted Share Unit Grant Letter

Each grant of a Restricted Share Unit under this Plan shall be evidenced by a grant letter (a "Restricted Share Unit Grant Letter") issued to the Participant by the Company. Such Restricted Share Unit Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions (including without limitation any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) which are not inconsistent with this Plan and which the Board, on the recommendation of the Committee, deems appropriate for inclusion in a Restricted Share Unit Grant Letter. The provisions of the various Restricted Share Unit Grant Letters issued under this Plan need not be identical.

4.4 Restricted Period

Concurrent with the determination to grant Restricted Share Units to a Participant, the Board, on the recommendation of the Committee, and subject to the restrictions in Section 8.4, shall determine the Restricted Period applicable to such Restricted Share Units. In addition, at the sole discretion of the Board, at the time of grant, the Restricted Share Units may be subject to performance conditions to be achieved by the Company or a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Units to entitle the holder thereof to receive the underlying Shares or cash in lieu thereof.

4.5 Deferred Payment Date

Participants who are residents of Canada for the purposes of the Income Tax Act (Canada) and not a U.S. Taxpayer may elect to defer to receive all or any part of the Shares, or cash in lieu thereof, underlying Restricted Share Units until one or more Deferred Payment Dates. Any other Participants may not elect a Deferred Payment Date.

4.6 Prior Notice of Deferred Payment Date

Participants who elect to set a Deferred Payment Date must give the Company written notice of the Deferred Payment Date(s) not later than thirty days prior to the expiration of the Restricted Period. For certainty, Participants shall not be permitted to give any such notice after the day which is thirty days prior to the expiration of the Restricted Period and a notice once given may not be changed or revoked.

4.7 Retirement or Termination during Restricted Period

In the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of a Participant from all such roles with the Company during the Restricted Period, any Restricted Share Units held by the Participant shall immediately terminate and be of no further force or effect; provided, however, that the Board shall have the absolute discretion to modify the grant of the Restricted Share Units  to provide that the Restricted Period shall terminate immediately prior to the date of such occurrence.

4.8 Retirement or Termination after Restricted Period

Subject to Section 8.4, in the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of the Participant from all such roles with the Company following the Restricted Period and prior to a Deferred Payment Date (as elected by a Participant who is not a U.S. Taxpayer), the Participant shall be entitled to receive, and the Company shall issue forthwith, Shares or cash in lieu thereof in satisfaction of the Restricted Share Units then held by the Participant.

4.9 Death or Disability of Participant

In the event of the death or total disability of a Participant, any Shares or cash in lieu thereof represented by Restricted Share Units held by the Participant shall be immediately issued by the Company to the Participant or legal representative of the Participant.

4.10 Payment of Dividends

Subject to the absolute discretion of the Board and the limits stipulated in Section 8.1 of this Plan, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, a Participant may be credited with additional Restricted Share Units. Notwithstanding the foregoing, the Company will settle such dividends in cash in the event it does not have sufficient Shares to satisfy the obligation in Shares. The number of such additional Restricted Share Units, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Participant if the Restricted Share Units (including Restricted Share Units in which the Restricted Period has expired but the Shares have not been issued due to a Deferred Payment Date) in the Participant's account on the dividend record date had been outstanding Shares (and the Participant held no other Shares) by (b) the Market Price of the Shares on the date on which such dividends were paid.  Additional Restricted Share Units awarded pursuant to this section 4.10 shall be subject to the same terms and conditions as the underlying Restricted Share Units to which they relate.

4.11 Change of Control

In the event of a Change of Control, all Restricted Share Units outstanding shall vest immediately and be settled by the issuance of Shares or cash notwithstanding the Restricted Period and any Deferred Payment Date.

4.12 Redemption of Restricted Share Units

Except to the extent prohibited by the Exchange, upon expiry of the applicable Restricted Period (or on the Deferred Payment Date, as applicable), the Company shall redeem Restricted Share Units in accordance with the election made in a Redemption Notice given by the Participant to the Company by:

(a) issuing to the Participant one Share for each Restricted Share Unit redeemed provided the Participant makes payment to the Company of an amount equal to the Tax Obligation required to be remitted by the Company to the taxation authorities as a result of the redemption of the Restricted Share Units;

(b) subject to the discretion of the Company, paying in cash to, or for the benefit of, the Participant, the value of any Restricted Share Units being redeemed, less any applicable Tax Obligation; or

(c) a combination of any of the Shares or cash in (a) or (b) above.

The Shares shall be issued and the cash, if any, shall be paid as a lump-sum by the Company within ten business days of the date the Restricted Share Units are redeemed pursuant to this Part 4.  Restricted Share Units of U.S. Taxpayers will be redeemed as soon as possible following the end of the Restricted Period (as set forth in the Restricted Share Unit Grant Letter or such earlier date on which the Restricted Period is terminated pursuant to this Part 4), and in all cases by the end of the calendar year in which the Restricted Period ends, or if later, by the date that is two and one-half months following the end of the Restricted Period.  A Participant shall have no further rights respecting any Restricted Share Unit which has been redeemed in accordance with this Plan.

No Participant who is resident in the U.S. may receive Shares for redeemed Restricted Share Units unless the Shares to be issued upon redemption of the Restricted Share Units are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

PART 5
DEFERRED SHARE UNITS

5.1 Participants

Subject to the restriction in Section 8.1(c), the Board, on the recommendation of the Committee, may grant, in its sole and absolute discretion, to any Participant, rights to receive any number of fully paid and non-assessable Shares ("Deferred Share Units") subject to this Plan and with such additional provisions and restrictions as the Board may determine

5.2 Establishment and Payment of Base Compensation

An annual compensation amount payable to Participants (the "Base Compensation") shall be established from time-to-time by the Board.

Each Participant may elect, subject to Committee approval, to receive in Deferred Share Units up to 100% of his or her Base Compensation by completing and delivering a written election to the Company on or before November 15th of the calendar year ending immediately before the calendar year in which the services giving rise to the compensation to be deferred are performed.  Such election will be effective with respect to compensation for services performed in the calendar year following the date of such election.

All Deferred Share Units granted with respect to Base Compensation will be credited to the Participant's account when such Base Compensation is payable (the "Deferred Share Unit Grant Date"). The Participant's account will be credited with the number of Deferred Share Units calculated to the nearest thousandths of a Deferred Share Unit, determined by dividing the dollar amount of compensation payable in Deferred Share Units on the Deferred Share Unit Grant Date by the Market Price.  Fractional Deferred Shares Units will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

5.3 Maximum Number of Shares

The aggregate maximum number of Shares available for issuance from treasury underlying Deferred Shares Units under this Plan, subject to adjustment pursuant to Section 8.3, and subject to the limits stipulated in Section 8.1, shall not exceed 3,000,000 Shares. Any Shares subject to a Deferred Share Unit which has been granted under the Plan and which has been cancelled or terminated in accordance with the terms of the Plan will again be available under the Plan.

Such aggregate maximum number of Shares subject to Deferred Share Units which have been granted under this Plan shall be subject to the approval of the disinterested shareholders of the Company to be given by a resolution passed at a meeting of the shareholders of the Company and acceptance by the Exchange or any regulatory authority having jurisdiction over the securities of the Company.

The aggregate maximum number of Shares underlying Restricted Share Units and Deferred Share Units under this Plan that may be issued to any one Participant: (i) at the time of grant shall not exceed 1% of the Company's issued and outstanding Shares; and (ii) within a twelve-month period shall not exceed 2% of the Company's issued and outstanding Shares.

5.4 Deferred Share Unit Grant Letter

Each grant of a Deferred Share Unit under this Plan shall be evidenced by a grant letter (a "Deferred Share Unit Grant Letter") issued to the Participant by the Company. Such Deferred Share Unit Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions (including without limitation any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) which are not inconsistent with this Plan and which the Board, on the recommendation of the Committee, deems appropriate for inclusion in a Deferred Share Unit Grant Letter. The provisions of the various Deferred Share Unit Grant Letters issued under this Plan need not be identical.

5.5 Death or Disability of Participant

In the event of the death or total disability of a Participant who is not a U.S. Taxpayer, the legal representative of the Participant shall provide a written Redemption Notice to the Company in accordance with Section 5.8 of this Plan.  With respect to U.S. Taxpayers, in the event of the death, or disability as defined in U.S. Treasury Regulations section 1.409A-3(i)(4), Deferred Share Units will be redeemed, in cash, Shares or a combination as permitted under Section 5.8, by the end of the calendar year in which such disability or death occurs, or, if later, by the date that is two and one-half months following the date such disability or death occurs.  Notwithstanding the foregoing, in the event of death redemption may occur at a later date to the extent permitted under Section 409A of the Code and no greater than twelve months after the death of the Participant.

5.6 Payment of Dividends

Subject to the absolute discretion of the Board and the limits stipulated in Section 8.1 of this Plan, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, a Participant may be credited with additional Deferred Share Units. Notwithstanding the foregoing, the Company will settle such dividends in cash in the event it does not have sufficient Shares to satisfy the obligation in Shares. The number of such additional Deferred Share Units, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Participant if the Deferred Share Units in the Participant's account on the dividend record date had been outstanding Shares (and the Participant held no other Shares), by (b) the Market Price of the Shares on the date on which such dividends were paid.  Additional Deferred Share Units awarded pursuant to this Section 5.6 shall be subject to the same terms and conditions as the underlying Deferred Share Units to which they relate.

5.7 Change of Control

In the event of a Change of Control, all Deferred Share Units outstanding shall be redeemed for Shares or cash immediately prior to the Change of Control, provided that with respect to U.S. Taxpayers such Change of Control qualifies as a change in control event within the meaning of Section 409A of the Code and such redemption will occur within all cases by the end of the year in which such Change of Control occurs, or, if later, by the date that is two and one-half months following the date the Change of Control occurs.

5.8 Redemption of Deferred Share Units

Each Participant who is not a U.S. Taxpayer shall be entitled to redeem his or her Deferred Share Units during the period commencing on the business day immediately following the Retirement Date and ending on the ninetieth day following the Retirement Date by providing a written Redemption Notice to the Company.  With respect to U.S. Taxpayers, Deferred Share Units shall be redeemed as soon as practical following the U.S. Taxpayer's Separation from Service, and in all cases by the end of the year in which such Separation from Service occurs, or, if later, by the date that is two and one-half months after the date of the Separation from Service (subject to earlier redemption pursuant to Sections 5.5 and 5.7 hereof).  Notwithstanding the foregoing, if a U.S. Taxpayer is a Specified Employee (within the meaning of Section 409A of the Code) at the time of their entitlement to redemption as a result of their Separation from Service, the redemption will be delayed until the date that is six months and one day following the date of Separation from Service, except in the event of such U.S. Taxpayer's death before such date.

Except to the extent prohibited by the Exchange, upon redemption the Company shall redeem Deferred Share Units (i) for Participants who are not U.S. Taxpayers, in accordance with the election made in a Redemption Notice given by the Participant to the Company; and (ii) with respect to U.S. Taxpayers, in accordance with Sections 5.5, 5.7 and this 5.8, by:

(a) issuing that number of Shares issued from treasury equal to the number of Deferred Share Units in the Participant's account, subject to any applicable deductions and withholdings;

(b) paying in cash to, or for the benefit of, the Participant, the Market Price of any Deferred Share Units being redeemed on the Retirement Date, less any applicable Tax Obligation; or

(c) a combination of any of the Shares or cash in (a) or (b) above.

In the event a Participant resigns or is otherwise no longer an Eligible Director, Eligible Employee or Eligible Consultant during a year, then for any grant of Deferred Share Units that are intended to cover such year, the Participant will only be entitled to a pro-rated Deferred Share Unit payment in respect of such Deferred Share Units based on the number of days that the Participant was an Eligible Director, Eligible Employee or Eligible Consultant in such year in accordance with this Section 5.8, provided no such adjustment will alter the Participant's election made in Section 5.2.

No Participant who is resident in the U.S. may receive Shares for redeemed Deferred Share Units unless the Shares issuable upon redemption of the Deferred Share Units are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

PART 6
EMPLOYEE SHARE PURCHASE PROGRAM

6.1 Enrolment

An Eligible Employee may enter the Purchase Program by providing written notice to the Company (in the form prescribed by the Company) of the Eligible Employee's intention to enrol in the Purchase Program. In the written notice, the Program Participant shall specify his or her contribution amount as set out in Sections 6.8 and 6.9 of this Plan. Subject to the restrictions under the Company's blackout policy and compliance with securities laws, such authorization will take effect three weeks after the Company receives written notice and the Program Participant will be eligible to participate under the Purchase Program as of the next practicable payroll period in accordance with Section 6.8. Unless a Program Participant authorizes changes to his or her payroll deductions in accordance with Section 6.9 or withdraws from the Purchase Program, his or her deductions under the latest authorization on file with the Company shall continue from one payroll period to the succeeding payroll period as long as the Purchase Program remains in effect.

6.2 Restrictions

The Company may deny or delay the right to participate in the Purchase Program to any Eligible Employee if such participation would cause a violation of any applicable laws or the Company's blackout policy.

No Program Participant who is resident in the U.S. may purchase Program Shares unless the Program Shares are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

6.3 Change of Control

Upon the occurrence of a Change of Control, unless otherwise resolved by the Board, any enrolment in the Purchase Program will be deemed to have ceased immediately prior to the Change of Control and the amounts to be contributed to the Purchase Program shall not be used under the Purchase Program.

6.4 Administration of the Purchase Program

The Company may, from time to time, appoint a Program Agent to administer the Program on behalf of the Company and the Program Participants, pursuant to an agreement between the Company and the Program Agent which may be terminated by the Company or the Program Agent in accordance with its terms.

6.5 Dealing in the Company's Securities

The Program Agent may, from time to time, for its own account or on behalf of accounts managed by them, deal in securities of the Company. The Program Agent shall not deal in the Program Shares under the Purchase Program unless in accordance with the terms of this Program and shall not purchase for or sell to any account for which it is acting as principal.

6.6 Adherence to Regulation

The Program Agent is required to comply with applicable laws, orders or regulations of any governmental authority which impose on the Program Agent a duty to take or refrain from taking any action under the Purchase Program and to permit any properly authorized person to have access to and to examine and make copies of any records relating to the Purchase Program.

6.7 Resignation of Program Agent

The Program Agent may resign as Program Agent under the Purchase Program in accordance with the agreement between the Company and the Program Agent, in which case the Company will appoint another agent as the Program Agent.

6.8 Payroll Deduction

Eligible Employees may enter the Purchase Program by authorizing payroll deductions to be made for the purchase of Program Shares. A Program Participant may contribute, on a per pay period basis, between 1% to 5% of a Program Participant's Compensation on each payday. All payroll deductions made by a Program Participant, after the Company has affected the necessary tax withholdings as required by law, shall be credited to his or her account under the Purchase Program. A Program Participant may not make any additional payments into such account.

6.9 Variation in Amount of Payroll Deduction

A Program Participant may authorize increases or decreases in the amount of payroll deductions subject to the minimum and maximum percentages set out in Section 6.8. In order to effect such a change in the amount of the payroll deductions, the Company must receive a minimum of three weeks written notice of such change in the manner specified by the Company.

6.10 Purchase of Program Shares

Program Shares purchased under the Purchase Program shall be purchased on the open market by the Program Agent. As soon as practicable following each pay period, the Company shall remit the total contributions to the Program Agent for the purchase of the Program Shares. The Program Agent will then execute the purchase order and shall allocate Program Shares (or fraction thereof) to each Program Participant's individual recordkeeping account. In the event the purchase of Program Shares takes place over a number of days and at different prices, then each Program Participant's allocation shall be adjusted on the basis of the average price per Program Share over such period.

6.11 Commissions and Administrative Costs

Commissions relating to the purchase of the Program Shares under the Purchase Program will be deducted from the total contributions submitted to the Program Agent. The Company will pay all other administrative costs associated with the implementation and operation of the Purchase Program.

6.12 Program Shares to be held by Program Agent

The Program Shares purchased under the Purchase Program shall be held by the Program Agent an account on behalf of the Program Participants. Program Participants shall receive quarterly statements that will evidence all activity in the accounts that have been established on their behalf. Such statements will be issued by the Program Agent. In the event a Program Participant wishes to hold certificates in his or her own name, the Program Participant must instruct the Program Agent independently and bear the costs associated with the issuance of such certificates and pay, if required, a fee for each certificate so issued. Fractional Program Shares shall be liquidated on a cash basis only in lieu of the issuance of certificates for such fractional Program Shares upon the Program Participant's withdrawal from the Purchase Program.  For avoidance of doubt, Program Participants will be the beneficial shareholders of the Program Shares purchased on their behalf in the Purchase Program and shall have all the rights to vote and to dividends and other rights inherent to being shareholders.

6.13 Sale of Program Shares

Subject to the Company's blackout policy and applicable laws, each Program Participant may sell at any time all or any portion of the Program Shares acquired under the Purchase Program and held by the Program Agent by notifying the Program Agent who will execute the sale on behalf of the Program Participant, provided that the Program Participant shall have held such Program Shares for a minimum period of twelve months. The Program Participant shall pay commission and any other expenses incurred with regard to the sale of the Program Shares. All such sales of the Program Shares will be subject to compliance with any applicable federal or state securities, tax or other laws. Each Program Participant assumes the risk of any fluctuations in the market price of the Program Shares.

6.14 Withdrawal

Upon the Company receiving three weeks prior written notice, a Program Participant may cease making contributions to the Purchase Program at any time by changing his or her payroll deduction to zero. If the Program Participant desires to withdraw from the Purchase Program by liquidating all or part of his or her shareholder interest, the Program Participant must contact the Program Agent directly and the Program Participant shall receive the proceeds from the sale less commission and other expenses on such sale.

6.15 Termination of Rights under the Purchase Program

The Program Participant's rights under the Purchase Program will terminate when he or she ceases to be an eligible Participant due to retirement, resignation, death, termination or any other reason. A notice of withdrawal will be deemed to have been received from a Program Participant on the day of his or her final payroll deduction. If a Program Participant's payroll deductions are interrupted by any legal process, a withdrawal notice will be deemed as having been received on the day the interruption occurs.

6.16 Disposition of Program Shares

In the event of the Program Participant's termination of rights under Section 6.15 of this Plan, the Program Participant will be required to:

(a) sell any shares then remaining in the Program Participant's account;

(b) transfer all remaining shares to an individual brokerage account; or

(c) request the Company's transfer agent to issue a share certificate to the Program Participant for any shares remaining in the Program Participant's account.

6.17 Fractional Program Shares and Unused Amounts

Any fractional shares remaining in the Program Participant's account will be sold and the proceeds will be sent to the Program Participant. Any contributed cash amounts in the Program Participant's account will be returned to the Program Participant.

6.18 Failure to Notify

If the Program Participant does not select any of the options set out in Section 6.16 within 30 days, the Program Participant will be sent a certificate representing his or her whole Program Shares. The Program Participant will also receive a check equal to your proceeds from the sale of any fractional shares, less applicable transaction and handling fees.

6.19 Termination or Amendment of the Purchase Program

Subject to regulatory or Exchange approval, the Board may amend, suspend, in whole or in part, or terminate the Purchase Program upon notice to the Program Participants without their consent or approval. If the Purchase Program is terminated, the Program Agent will send to each Program Participant a certificate for whole Program Shares under the Purchase Program together with payment for any fractional Program Shares, and the Company or the Program Agent, as the case may be, will return all payroll deductions and other cash not used in the purchase of the Program Shares. If the Purchase Program is suspended, the Program Agent will make no purchase of the Program Shares following the effective date of such suspension and all payroll deductions and cash not used in the purchase of the Program Shares will remain on the Program Participant's account with the Program Agent until the Purchase Program is re-activated.

6.20 Employer Contributions

During the first payroll period after a Program Participant has delivered his or her payroll deduction authorization or participation notice in accordance with Section 6.1, the Company, at its sole option, may record its obligation to make an Employer Contribution to the Program Participant's account in accordance with the terms of the Purchase Program. Program Shares purchased with Employer Contributions will be designated as "Employer Shares" and the number of Employer Shares to be issued to a Program Participant and credited to the Program Participant's account under the Purchase Program shall be at the option of the Board and based on the Market Price for the Program Shares on the last Trading Day of the applicable month, however the issuance of such Employer Shares will be deferred by the Company for a period of twelve months following the last Trading Day of such month, subject to Section 6.15. The Company will purchase such Employer Shares at market.

PART 7
WITHHOLDING TAXES

7.1 Withholding Taxes

Subject to all applicable requirements under Exchange Policy 4.4, the Company or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes or other amounts which the Company or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Award including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of any Shares to be issued under this Plan, until such time as the Participant has paid the Company or any Designated Affiliate for any amount which the Company or Designated Affiliate is required to withhold by law with respect to such taxes or other amounts. Without limitation to the foregoing, the Board may adopt administrative rules under this Plan, which provide for the automatic sale of Shares (or a portion thereof) in the market upon the issuance of such Shares under this Plan on behalf of the Participant to satisfy withholding obligations under an Award.

PART 8
GENERAL

8.1 Number of Shares

The aggregate number of Shares that may be issued under this Plan (together with any other securities-based compensation arrangements of the Company in effect from time to time, which for this purpose includes outstanding options from the Company's former stock option plan (the "Original Plan") shall not exceed 10% of the outstanding issue from time to time, such Shares to be allocated among Awards and Participants in amounts and at such times as may be determined by the Board from time to time. No Award that can be settled in Shares issued from treasury may be granted if such grant would have the effect of causing the total number of Shares subject to such Award to exceed the above-noted total numbers of Shares reserved for issuance pursuant to the settlement of Awards. No Award may be granted or issued unless the Award is allocated to a particular Participant.

In addition, the aggregate number of Shares that may be issued and issuable under this Plan (when combined with all of the Company's other security-based compensation arrangements, as applicable),

(a) to any one Participant, within any one-year period shall not exceed 5% of the Company's outstanding issue, unless the Company has received Disinterested Shareholder Approval;

(b) to any one Consultant (who is not otherwise an Eligible Director), within a one-year period shall not exceed 2% of the Company's outstanding issue;

(c) to Investor Relations Service Providers (as a group), within a one-year period shall not exceed 2% of the Company's outstanding issue, provided however, that such persons shall only be granted Options under an Award and in no event will such persons be eligible to receive Restricted Share Units or Deferred Share Units;

(d) to Insiders (as a group) shall not exceed 10% of the Company's outstanding issue from time to time;

(e) to Insiders (as a group) within any one-year period shall not exceed 10% of the Company's outstanding issue; and

(f) to any one Insider and his or her associates or Affiliates within any one-year period shall not exceed 5% of the Company's outstanding issue from time to time.

In no event will the number of Shares that may be issued to any one Participant pursuant to Awards under this Plan (when combined with all of the Company's other security-based compensation arrangement, as applicable) exceed 5% of the Company's outstanding issue from time to time.

For the purposes of this Section 8.1, "outstanding issue" means the total number of Shares, on a non-diluted basis, that are issued and outstanding as at the date of any grant or issuance of an Award.

8.2 Lapsed Awards and Awards Settled in Cash

If Awards are settled in cash, cancelled, surrendered, terminated, forfeited or expire without being exercised in whole or in part, new Awards may be granted covering the Shares not issued under such lapsed Awards, subject to any restrictions that may be imposed by the Exchange.

8.3 Adjustment in Shares Subject to this Plan

If there is any change in the Shares through the declaration of stock dividends of Shares, through any consolidations, subdivisions or reclassification of Shares, or otherwise, the number of Shares available under this Plan, the Shares subject to any Award, and the exercise price of any Option shall be adjusted as determined to be appropriate by the Board, and, subject to any required approval of the Exchange pursuant to Section 4.7(d) of Exchange Policy 4.4, such adjustment shall be effective and binding for all purposes of this Plan.

8.4 Vesting Restrictions

Notwithstanding any other provision of this Plan to the contrary, no Award (other than Options), may vest before the date that is one year following the date the Award is granted or issued, provided that this requirement may be accelerated for a Participant who dies or who ceases to be a Participant under the provisions hereof in connection with a Change of Control, take-over bid, reverse take-over or other similar transaction.

Options granted to Investor Relations Service Providers must vest in accordance with Section 3.4. There can be no acceleration of the vesting requirements applicable to Options granted to Investor Relations Service Providers without prior written approval from the Exchange.

8.5 Hold Periods

All Awards under this Plan are subject to any applicable resale restrictions under securities laws and the Exchange four-month hold period, if applicable.  Certificates or other instruments will bear a legend stipulating any resale restrictions and the Exchange hold period required under applicable securities laws and Exchange policies.

8.6 Non-Transferability

Any Awards accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable or assignable to anyone unless specifically provided herein. During the lifetime of a Participant all Awards may only be exercised by the Participant. Awards are non-transferable and non-assignable except by will or by the laws of descent and distribution.

8.7 Employment

Nothing contained in this Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant's employment at any time. Participation in this Plan by a Participant is voluntary.

8.8 Record Keeping

The Company shall maintain a register in which shall be recorded:

(a) the name and address of each Participant;

(b) the number of Awards granted to each Participant and relevant details regarding such Awards; and

(c) such other information as the Board may determine.

8.9 Necessary Approvals

The issue of Shares under this Plan is prohibited until the date that the Company obtains approval of this Plan (a) by Disinterested Shareholder Approval; and (b) by the Exchange (collectively, the "Effective Date"). Notwithstanding the foregoing, the Board may issue Awards prior to the Effective Date, with all such Awards subject to the following additional restrictions unless and until the occurrence of the Effective Date: (a) all Awards will be prohibited from being converted or exchanged for Shares; (b) all Awards will terminate upon a Change of Control or upon either the shareholders of the Company or the Exchange failing to approve this Plan; and (c) if required, specific shareholder approval is obtained for such issuances in accordance with Section 5.2(h) of Exchange Policy 4.4.

8.10 Amendments to Plan

The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate this Plan or any Award granted under this Plan without shareholder approval, including, without limiting the generality of the foregoing: changes of a clerical or grammatical nature, changes to clarify existing provisions of the Plan, changes to the exercise price, vesting, changes to the authority and role of the Board under this Plan, and any other matter relating to this Plan and the Awards that may be granted hereunder, provided however that:

(a) such amendment, suspension or termination is in accordance with applicable laws and the rules of the Exchange and any other stock exchange on which the Shares are listed, and provided that any such amendment has been approved by the Exchange, as applicable;

(b) no amendment to this Plan or to an Award granted hereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;

(c) the expiry date of an Option Period in respect of an Option shall not be more than ten years from the date of grant of an Option except as expressly provided in Section 3.4;

(d) the Directors shall obtain Disinterested Shareholder Approval of any amendments as required by the Exchange, including without limitation, the below:

(i) changes regarding the persons eligible to participate in this Plan;

(ii) any amendment to the number of Shares specified in Section 8.1;

(iii) any amendment to the limitations on Shares that may be reserved for issuance, or issued, to Insiders; or

(iv) any amendment that would reduce the exercise price of an outstanding Option other than pursuant to Section 8.3; and

(v) any amendment that would extend the expiry date of the Option Period in respect of any Option granted under this Plan that benefits an Insider of the Company.

If this Plan is terminated, the provisions of this Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award or any rights pursuant thereto remain outstanding and, notwithstanding the termination of this Plan, the Board shall remain able to make such amendments to this Plan or the Award as they would have been entitled to make if this Plan were still in effect.

8.11 No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

8.12 Eligibility

In connection with an Award to be granted to any Eligible Employee or Eligible Consultant, it shall be the responsibility of such person and the Company to confirm that such person is a bona fide Eligible Employee or Eligible Consultant, as applicable, for the purposes of participation under the Plan.

8.13 Section 409A

It is intended that any payments under the Plan to U.S. Taxpayers shall be exempt from or comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes and penalties under Section 409A of the Code.  Amendment, substitution or termination, as permitted under Plan, of Awards of U.S. Taxpayers will be undertaken in a manner to avoid adverse tax consequences under Section 409A of the Code.  Notwithstanding the foregoing, the Company makes no assurance that Awards will satisfy the requirements of Section 409A of the Code.  Participants remain solely liable for all taxes, penalties and interest that may arise as a result of the grant, exercise, vesting or settlement of Awards under the Plan.

8.14 Compliance with U.S. Securities Laws

The Board shall not grant any Awards that may be denominated or redeemed in Shares to residents of the U.S. unless such Awards and the Shares issuable upon exercise or redemption thereof are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

8.15 Compliance with Applicable Law, etc.

If any provision of this Plan or any agreement entered into pursuant to this Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or this Plan, including for greater certainty Exchange Policy 4.4 - Security Based Compensation, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

8.16 Term of the Plan

This Plan shall remain in effect until it is terminated by the Board. This Plan and all Awards issued hereunder will terminate immediately without any further action if the shareholder resolution required to trigger the Effective Date is not approved by the shareholders or if the Exchange determines not to approve this Plan.

PART 9
ADMINISTRATION OF THIS PLAN

9.1 Administration by the Committee

(a) Unless otherwise determined by the Board or set out herein, this Plan shall be administered by the Compensation Committee (the "Committee") appointed by the Board and constituted in accordance with such Committee's charter.

(b) The Committee shall have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan, to:

(i) adopt and amend rules and regulations relating to the administration of this Plan and make all other determinations necessary or desirable for the administration of this Plan. The interpretation and construction of the provisions of this Plan and related agreements by the Committee shall be final and conclusive. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry this Plan into effect and it shall be the sole and final judge of such expediency; and

(ii) otherwise exercise the powers delegated to the Committee by the Board and under this Plan as set forth herein.

9.2 Board Role

(a) The Board, on the recommendation of the Committee, shall determine and designate from time to time the individuals to whom Awards shall be made, the amounts of the Awards and the other terms and conditions of the Awards.

(b) The Board may delegate any of its responsibilities or powers under this Plan to the Committee, provided that the grant of all Awards under this Plan shall be subject to the approval of the Board. No Award shall be exercisable in whole or in part unless and until such approval is obtained.

(c) In the event the Committee is unable or unwilling to act in respect of a matter involving this Plan, the Board shall fulfill the role of the Committee provided for herein.

PART 10
TRANSITION

10.1 Replacement of Original Plan

Subject to Section 10.2, as of the Effective Date, this Plan replaces the Original Plan and, after the Effective Date, no further Options or Restricted Share Units will be granted under the Original Plan.

10.2 Outstanding Options and Restricted Share Units under the Original Plan

Notwithstanding Section 10.1 but subject to the "Blackout Period" provisions of Section 3.4 hereunder, all Options and Restricted Share Units previously granted under the Original Plan prior to the Effective Date that remain outstanding after the Effective Date will, effective as of the Effective Date, be governed by the terms of this Plan and not by the terms of the Original Plan, except to the extent otherwise required in order to avoid adverse tax consequences under Section 409A of the Code with respect to awards to U.S. Taxpayers.

"Jason Kosec"

Jason Kosec
President & Chief Executive Officer

SCHEDULE "B"

Text of Audit Committee Charter

INTEGRA RESOURCES CORP.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

1. Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities by with respect to the financial reports and other financial information provided by the senior management of Integra Resources Corp. (the "Company") to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting, and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures, and practices at all levels. The Committee's primary duties and responsibilities are to:

  serve as an independent and objective party to oversee the Company's accounting and financial reporting processes and internal control system;
  review the Company's financial statements;
  oversee the audit of the Company's financial statements;
  oversee the Company's compliance with legal and regulatory requirements as they relate to accounting and financial controls and anti-corruption and bribery issues;
  oversee, review and appraise the independence and the performance of the Company's external auditors;
  provide an open avenue of communication among the Company's auditors, senior management and the Board.

2. Composition and Operation

The Committee shall be comprised of three or more directors as determined by the Board. Each of these directors shall be "independent" as required by the applicable rules of the Company's regulators, including Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and Sections 803A and 803B(2) of the NYSE American LLC Company Guide). No member of the Committee is permitted to have participated in the preparation of the financial statements of the Company or any current subsidiary at any time during the past three years.

All members of the Committee shall be, in the determination of the Board, "financially literate", as that term is defined by National Instrument 52-110 - Audit Committees, as amended from time to time. Each member of the Committee shall be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement.  At least one member of the Committee must be "financially sophisticated," as that term is defined in Section 803B of the NYSE American LLC Company Guide, and must be an "audit committee financial expert" as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K.

The Committee members shall be appointed by the Board annually and the Board may at any time remove or replace any member of the Committee and may fill any vacancy with another Board member, as required. In addition, the Board shall appoint a chair (the "Chair") from among the Committee members. If the Chair is not present at any meeting of the Committee, one of the other Committee members present at the meeting shall be chosen by the Committee to preside as the chairperson at the meeting.

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its role to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

A majority of members shall constitute a quorum for meetings of the Committee, present in person or via telephone or via other telecommunication device that permits all persons participating in the meeting to speak and hear one another. Members shall be provided with a minimum of 48 hours' notice of meetings. The notice period may be waived by a quorum of the Committee. The Committee shall fix its own procedures for meetings, keep records of its proceedings, and report to the Board routinely. The Committee shall hold in-camera sessions at each meeting, during which the members of the Committee shall meet in the absence of management.

The Committee may act by unanimous written consent of its members.  A resolution approved in writing by the members of the Committee shall be valid and effective as if it had been passed at a duly called meeting.

No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present, or by a unanimous written consent.

3. Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

  review this Charter annually, and recommend to the Board any necessary amendments;
  review the Code of Business Conduct and Ethics annually, and recommend to the Board any necessary amendments;
  review the Anti-Bribery and Anti-Corruption Policy annually, and recommend to the Board any necessary amendments;
  review the Investment Policy annually, and recommend to the Board any necessary amendments;
  review the Whistle Blower Policy annually, and recommend to the Board any necessary amendments;
  review and recommend to the Board for approval the audited annual financial statements, with the report of the external auditor, and corresponding management's discussion and analysis prior to public dissemination and filing with securities regulatory authorities;
  review and approve, or recommend to the Board for approval, the quarterly financial statements of the Company and corresponding management's discussion and analysis prior to public dissemination and filing with securities regulatory authorities;
  review any other financial disclosure documents that contain material financial information about the Company requiring approval by the Board prior to public dissemination and/or filing with any governmental and/or regulatory authority, including, but not limited to press releases, annual reports,  annual information forms, and prospectuses or registration statements; and
  review the Company's disclosure in the Management Information Circular including  Committee's composition and responsibilities and how they are discharged.

External Auditors

"External auditor" as used here shall mean any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company. Each such external auditor shall report directly to the Committee. With respect to the external auditor, the Committee shall:

  review annually the performance of the external auditors who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;
  make recommendations to the Board with respect to the compensation of the external auditor,  assess whether fees and any other compensation to be paid to the external auditor for audit or non-audit services are appropriate to enable an audit to be conducted and to maintain the independence of the external auditor;

  obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with The Public Company Accounting Oversight Board Rule 3526;
  review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;
  take, or recommend that the full Board take, appropriate action to oversee the independence of the external auditors;
  recommend to the Board the appointment, retention and replacement of the external auditors nominated annually for shareholder approval;
  oversee the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;
  at each year-end audit meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;
  review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;
  review with management and the external auditors the audit plan for the year-end financial statements;
  review with management and the external auditor any correspondence with securities regulators or other regulatory or government agencies which raise material issues regarding the Company's financial reporting or accounting policies; and
  review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
    the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
    such services were not recognized by the Company at the time of the engagement to be non-audit services; and
    such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

The Chief Financial Officer of the Company shall maintain a record of non-audit services approved by the Audit Committee for each financial year, and shall provide a report to the Audit Committee no less frequently than on a quarterly basis.

Financial Reporting Processes

  in consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external;
  consider the external auditors' judgments about the quality and appropriateness of the company's accounting principles as applied in its financial reporting;
  consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management;
  review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;

  following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;
  review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements. Where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters;

  review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;
  establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;
  review certification process;
  establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
  carry out a review designed to ensure that effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting, internal controls, auditing matters or financial matters to an appropriately independent individual; and
  review any related-party transactions.

Ethical and Legal Compliance

  review the integrity of the Chief Executive Officer (the "CEO") and other senior management and ensure that the CEO and other senior management strive to create a culture of integrity throughout the Company;
  review the adequacy, appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to insurance, accounting, information services and systems, financial controls and management reporting.

Risk Management and Evaluation

  ensure systems are in place to identify principal risks of the Company's businesses and ensure appropriate procedures are in place to manage those risks and to address and comply with applicable regulatory, corporate, securities and other legal requirements. Specifically, the Committee shall ensure that procedures are in place to comply with the law, the Company's Articles of Incorporation, the Company's Code of Business Conduct and Ethics, all exemption orders issued in respect of the Company by applicable securities regulatory authorities, and all other significant Company policies and procedures.
  in conjunction with any other committees designated by the Board from time to time, review major financial, audit and accounting related risks and the policies, guidelines and mechanisms that management has put in place to govern the process of monitoring, controlling and reporting such risks.
  review any material breaches and ensure that proposed action is adequate and that measures are put in place to prevent future breaches.
  oversee and advise the Board on the Company's principal risks, risk strategy, and effectiveness of the Company's systems and procedures to mitigate these principal risks.
  as deemed necessary, recommend to the Board actions or improvements needed to improve the Company's risk management systems and procedures.

Anti-Bribery and Anti-Corruption

  the Committee shall provide oversight with respect to compliance with the Extractive Sector Transparency Measures Act (Canada) (the "ESTMA") and similar applicable legislation, and shall ensure compliance with such legislation. This shall include confirming that management has established and maintains appropriate record-keeping procedures with respect to payments made to all levels of government in Canada and abroad as prescribed by the ESTMA and similar applicable legislation, including the timely filing of requisite annual reports and ensuring the public accessibility of such reports;

  review the principal anti-bribery and anti-corruption risks in the Company's business activities and provide oversight of appropriate systems to manage such risk as applicable to the Company;
  review and monitor the anti-bribery and anti-corruption policies and activities of the Company on behalf of the Board to ensure compliance with applicable laws, legislation, and policies as they relate to anti-corruption and anti-bribery issues; and
  in the event of the occurrence of a corruption or bribery incident, receive and review, without delay, a report from management detailing the nature of the incident. Such report is to be made to the Committee in its entirety, and the Committee will immediately inform the Board at large, which will review the incident and to determine the Company's disclosure obligations, if any.

4. Authority

The Committee:

  has the authority to communicate directly with officers and employees of the Company, its auditors, legal counsel and to such information respecting the Company as it considers necessary or advisable in order to perform its duties and responsibilities.    This extends to the requiring the external auditor to report directly to the Committee;
  has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the Committee will set the compensation for such advisors;
  shall be provided appropriate funding from the Company, as determined by the Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company, to any advisors employed by the Committee, and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties; and
  shall also have such other powers and duties as delegated to it by the Board.

5. Accountability

The Committee Chair has the responsibility to report to the Board, as requested, on accounting and financial matters relative to the Company.

The Committee shall report its discussions to the Board by maintaining minutes of its meetings which shall be available for review by the Board at any time.

SCHEDULE "C"

INTEGRA RESOURCES CORP.

BOARD OF DIRECTOR MANDATE

1. Purpose

The Board of Directors (or the "Board") is responsible for the stewardship of Integra Resources Corp. ("Integra" or "the Company"). The Board oversees the management and conduct of the business and affairs of the Company, with a goal to enhance long-term shareholder value. The Board will carry out its duties and responsibilities either directly or through its committees.

2. Composition

A majority of the Board shall be independent pursuant to the standards and requirements promulgated by all governmental and regulatory bodies exercising control over the Company as may be in effect from time to time, including, without limitation, National Instrument 52-110  Audit Committees ("NI 52-110") and Section 803A of the NYSE American LLC Company Guide and the rules of any other stock exchange on which the Company's shares are listed. The independent directors shall hold regularly scheduled meetings to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

The Board is elected by the shareholders of the Company to hold office for the ensuing year or until their successors are elected or appointed. The Nomination and Corporate Governance Committee will recommend to the full Board nominees for election to the Board and the Board will propose nominees to the shareholders for election as directors for the ensuing year.

The Board may from time to time designate one of the members of the Board to be the Chair of the Board.  The Chair of the Board should be an independent director.  Where the Chair of the Board is not an independent director, the independent directors must designate one of their number to act as lead director (the "Lead Director") to chair regular meetings of the independent directors and assume other responsibilities which the independent directors have designated.

3. Board Committees

To assist it in exercising its responsibilities, the Board has established five standing committees of the Board: 1) an audit committee, 2) a compensation committee, 3) a nomination and corporate governance committee, 4) a technical and safety committee and 5) an environment, social, governance committee. The Board may establish other standing committees, from time to time.

Each committee shall have a written charter. At a minimum, each charter shall clearly establish the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. Each charter shall be reviewed by the Board (or a committee thereof) on at least an annual basis.

The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

4. Expectations of Directors

The Board expects that each director will, among other things:

a) act honestly, in good faith and in the best interests of the Company;

b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

c) commit the time and energy necessary to properly carry out his or her duties;

d) attend all Board and committee meetings, as applicable; and

e) review in advance all meeting materials and otherwise adequately prepare for all Board and committee meetings, as applicable.

A principal responsibility of the Chair of the Board will be to manage and act as the chief administrative officer of the Board with such duties and responsibilities as the Board may establish from time to time. The Chair of the Board need not be independent of management.

5. Meetings and Participation

The Board shall meet at least once per quarter, or more frequently as circumstances dictate. The Chair, the Lead Director (if any), or any two directors may call a meeting of the Board.

Meeting agendas will be prepared and provided in advance to directors, along with appropriate briefing materials. The agenda will be set by the Chair of the Board in consultation with the Lead Director (if any) and based on input from other directors of the Board and senior management.

No business may be transacted by the Board except at a meeting at which a quorum of the Board is present. A quorum for meetings of the Board is a majority of its directors. The Board may invite such officers, directors, and employees of the Company as it may see fit from time to time to attend meetings of the Board and assist in the discussion of the Board.

The Board shall keep minutes of its meetings in which shall be recorded all action taken by it, which minutes shall be subsequently presented to the Board for review and approval.

6. Duties, Powers, and Responsibilities

Supervising Management of the Company

The Board is responsible for:

  designating the offices of the Company, appointing such officers, specifying their duties and delegating to them the power to manage the day-to-day business and affairs of the Company;
  reviewing the officers' performance and effectiveness;
  acting in a supervisory role, such that any duties and powers not delegated to the officers of the Company remain with the Board and its committees;
  evaluating the performance, integrity and effectiveness of the chief executive officer (the "CEO") and other executive officers, and supporting a culture of integrity throughout the Company;
  developing and approving corporate objectives which the CEO is responsible for meeting, and assessing the CEO against these objectives; and
  supporting management to foster a culture that adheres to the Company's core values of integrity, care and innovation.

Strategic Planning

The Board is responsible for adopting a strategic planning process for the Company. Such process shall include:

  the Board overseeing the Company's strategic direction and major policy decisions generally;
  the Board devoting at least a day-long meeting to strategic planning annually; and
  the Board discussing strategies and their implementation regularly at the Board meetings.

On at least an annual basis, the Board shall approve the Company's strategic plan or an update to the Company's long term strategic plan, which shall take into account, among other things, the opportunities and risks of the Company's business. The Board shall review and approve the corporate financial goals, annual budgets, operating plans and actions of the Company, including significant capital allocations, expenditures and transactions that exceed thresholds set by the Board.

Risk Management

The Board is responsible for identifying the principal risks of the Company's businesses and ensuring that those risks are effectively managed. The Board may delegate to the Audit Committee responsibility for reviewing the Company's internal controls and risk management policies and procedures.

The Board shall ensure that systems are in place to identify principal risks to the Company and its businesses and that appropriate procedures are in place to manage those risks and to address and comply with applicable regulatory, corporate, securities and other legal requirements. Specifically, the Board shall ensure that procedures are in place to comply with the law, the Company's Articles of Incorporation, the Company's Code of Business Conduct and Ethics, all exemption orders issued in respect of the Company by applicable securities regulatory authorities, and all other significant Company policies and procedures.

Succession Planning

The Board is responsible for overseeing succession planning matters for the Chief Executive Officer, officers and senior management, including the appointment, training and monitoring of such persons, and to assist them with certain of those responsibilities, the Board has established the Compensation Committee, the Nomination and Corporate Governance Committee and the Environment, Social, Governance Committee.

The Board is also responsible for:

  generally ensuring depth in senior management;
  reviewing candidates for senior management positions;
  considering annually the organizational structure of the Company; and
  considering annually other succession planning matters.

Communications and Corporate Disclosures

The Board is responsible for the review and approval of the financial statements, management's discussion and analysis related to such financial statements and any other material disclosure documents of the Company, including, but not limited to annual reports, annual information forms, and prospectuses or registration statements prior to public dissemination and/or filing with any governmental and/or regulatory authority.

The Board is responsible for adopting a communications policy that ensures that the Company communicates effectively with its shareholders, other stakeholders, and the public in general. The Communications and Corporate Disclosures Policy shall:

  contain measures for the Company to comply with its continuous and timely disclosure requirements and to avoid selective disclosure;
  address how the Company interacts with analysts, investors, other key stakeholders, and the public; and
  address who reviews and approves major Company announcements.

The Company shall maintain an investor relations group contact with the responsibility of maintaining communications with the investing public in accordance with the Communications and Corporate Disclosure Policy. The Audit Committee shall review the Communications and Corporate Disclosure Policy at least annually.

Internal Controls

The Board is responsible for ensuring the integrity of the Company's internal control and management information systems. The Board may delegate its responsibilities relating to the Company's internal control and management information systems to the Audit Committee.

Corporate Governance

The Board is responsible for developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company. The Board shall monitor and evaluate the effectiveness of the system of corporate governance at the Company, including the information requirements for the Board, the frequency and content of meetings and the need for any special meetings, communication processes between the Board and management, the charters of the Board and its committees and policies governing size, and compensation of the Board.  To assist them with certain of these responsibilities, the Board has established the Nomination and Corporate Governance Committee, the Compensation Committee and the Environment, Social, Governance Committee. The Board is responsible for reviewing corporate policies and committee charters on an annual basis.

Orientation and Continuing Education

The Board is responsible for:

  ensuring that all new directors receive a comprehensive orientation, so that they fully understand:
    the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that the Company expects from its directors); and
    the nature and operation of the Company's business;
  providing continuing education opportunities for all directors, so that they may:
    maintain or enhance their skills and abilities as directors; and
    ensure that their knowledge and understanding of the Company's business remains current.

Code of Business Conduct and Ethics

The Board is responsible for adopting a written code of business conduct and ethics (the "Code"), applicable to directors, officers and employees of the Company. The Code shall constitute written standards that are reasonably designed to promote integrity and deter wrongdoing and shall address the following issues:

  conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;
  protection and proper use of corporate assets and opportunities;
  confidentiality of corporate information;
  fair dealing with the Company's security holders, customers, suppliers, competitors and employees;
  compliance with laws, rules and regulations; and
  reporting of any illegal or unethical behaviour.

The Board is responsible for monitoring compliance with the Code. The Board is responsible for reviewing the Code annually to ensure relevance and update the Code accordingly to reflect new laws, rules, and regulations. Any waivers from the Code that are granted for the benefit of the Company's directors or executive officers must be approved by the Board.

Nomination of Directors

The Board is responsible for nominating or appointing individuals as directors, and to assist it with this responsibility the Board has established the Nomination and Corporate Governance Committee.

Prior to nominating or appointing individuals as directors, the Board shall:

  consider what competencies and skills the Board, as a whole, should possess;
  assess what competencies and skills each existing director possesses (including the personality and other qualities of each director);

  consider the appropriate size of the Board, with a view to facilitating effective decision-making;
  consider the Company's diversity and inclusion goals; and
  consider the advice and input of the Nomination and Corporate Governance Committee.

Compensation Matters

The Board is responsible for overseeing compensation matters (including compensation of officers and other senior management personnel and approving the Company's annual compensation budget) and to assist it with these responsibilities, the Board has established the Compensation Committee.

More specifically, the Board is responsible for approving:

  the CEO's compensation level, after consideration of the evaluation conducted by and the recommendations of the Compensation Committee; and
  non-CEO officer and director compensation, incentive-compensation plans, and equity-based plans, after consideration of the recommendations of the Compensation Committee.

Regular Board Assessments

The Board is responsible for regularly and at least annually assessing its own effectiveness and contribution, as well as the effectiveness and contribution of each Board committee and each individual director. Such assessments should consider:

  in the case of the Board, this Mandate;
  in the case of a Board committee, the committee's charter; and
  in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.

Outside Advisors

The Board is responsible for implementing a system which enables an individual director, the Board or a committee to engage an external advisor at the expense of the Company in appropriate circumstances. Unless otherwise provided in a committee charter, the engagement of the external advisor shall be subject to the approval of the Board.